MD&A

Exhibit 99.2

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 11, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) on pages 121 to 125 for a list of defined non-GAAP financial measures, other financial measures and KPIs.

Please refer to BCE’s audited consolidated financial statements for the year ended December 31, 2021 when reading this MD&A.

In preparing this MD&A, we have taken into account information available to us up to March 3, 2022, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s audited consolidated financial statements for the year ended December 31, 2021, BCE’s annual information form for the year ended December 31, 2021, dated March 3, 2022 (BCE 2021 AIF) and recent financial reports, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the two years ended December 31, 2021 and 2020.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

BCE’s 2021 annual report, including this MD&A and, in particular, but without limitation, section 1.3, Key corporate developments, section 1.4, Capital markets strategy, section 1.6, Environmental, social and governance practices, section 2, Strategic imperatives, section 3.2, Business outlook and assumptions, section 5, Business segment analysis and section 6.7, Liquidity of this MD&A, contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to our projected financial performance for 2022, BCE’s dividend growth objective and 2022 annualized common share dividend and dividend payout ratio level, BCE’s anticipated capital expenditures, network deployment plans and the benefits expected to result therefrom, including our two-year increased capital expenditure acceleration program for the accelerated expansion of our fibre, Wireless Home Internet (WHI) and Fifth Generation (5G) networks, BCE’s financial policy targets, the sources of liquidity we expect to use to meet our anticipated 2022 cash requirements, our expected post-employment benefit plans funding including an anticipated reduction in contributions to our defined benefit (DB) pension plans in 2022, our environmental, social and governance (ESG) objectives which include, without limitation, our objectives concerning diversity, equity and inclusion (DEI), our targeted reductions in the level of our greenhouse gas (GHG) emissions including, without limitation, our plans to be carbon neutral for our operational GHG emissions starting in 2025 and to achieve science-based targets (SBTs) by 2030, our objectives concerning reductions in waste to landfill, e-waste recovery, community investment, privacy and information security, corporate governance and ethical business conduct leadership, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in BCE’s 2021 annual report, including in this MD&A, describe our expectations as at March 3, 2022 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in BCE’s 2021 annual report, including in this MD&A, for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in BCE’s 2021 annual report, including this MD&A, and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the various sub-sections of this MD&A entitled Assumptions, which sub-sections are incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of the COVID-19 pandemic, which are difficult to predict, we believe that our assumptions were reasonable at March 3, 2022. If our assumptions turn out to be inaccurate, actual results or events could be materially different from what we expect.

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MD&A

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in BCE’s 2021 annual report, and in particular in this MD&A, include, but are not limited to: the adverse effects of the COVID-19 pandemic including from the restrictive measures implemented or to be implemented as a result thereof and supply chain disruptions; adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of over-the-top (OTT) television (TV) and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning the conditions and prices at which access to our networks may be mandated and spectrum may be acquired in auctions; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant unplanned capital expenditures to provide additional capacity and reduce network congestion; the complexity of our operations; the failure to implement or maintain highly effective processes and information technology (IT) systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors (BCE Board) or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs, and the inability to generate anticipated benefits from acquisitions and corporate restructurings; the failure to evolve practices to effectively monitor and control fraudulent activities; pension obligation volatility and increased contributions to post-employment benefit plans; unfavourable resolution of legal proceedings and, in particular, class actions; the failure to develop and implement strong corporate governance practices and compliance frameworks and to comply with legal and regulatory obligations; the failure to recognize and adequately respond to climate change and other environmental concerns and expectations; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; and internal factors, such as the failure to implement sufficient corporate and business initiatives, as well as various external factors which could challenge our ability to achieve our ESG targets including, without limitation, those related to GHG emissions reduction and DEI.

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed in this MD&A and, in particular, in section 9, Business risks of this MD&A.

Forward-looking statements contained in BCE’s 2021 annual report, including in this MD&A, for periods beyond 2022 involve longer-term assumptions and estimates than forward-looking statements for 2022 and are consequently subject to greater uncertainty. In particular, our GHG emissions reduction targets are based on a number of assumptions including, without limitation, the following principal assumptions: implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers; no new corporate initiatives, business acquisitions or technologies that would materially increase our anticipated levels of GHG emissions; our ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions, if and when required; no negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions; no required changes to our SBTs pursuant to the Science Based Targets initiative (SBTi) methodology that would make the achievement of our updated SBTs more onerous; and sufficient supplier engagement and collaboration in setting their own SBTs and sufficient collaboration with partners in reducing their own GHG emissions.

We caution readers that the risk factors described above and in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after March 3, 2022. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

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1 MD&A Overview

1   Overview

COVID-19

BCE’s purpose is to advance how Canadians connect with each other and the world. Our strategy builds on our longstanding strengths in networks, service innovation and content creation, and positions the company for continued growth and innovation leadership. Through our Bell for Better initiative, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. With our connectivity initiatives from the smallest rural communities to the largest cities, investments in mental health initiatives, environmental sustainability and an engaged workplace, we look to create a thriving, prosperous and more connected world for Canadians across the country, especially as we recover from the unprecedented challenges of the COVID-19 pandemic. Through our capital expenditure acceleration program, we are delivering more connections to help Canada’s social and economic recovery from the COVID-19 pandemic.

Our financial and operating performance saw a steady improvement in 2021 despite the continued adverse impacts of the COVID-19 pandemic experienced throughout the year, due to our strong operational execution and the easing of government restrictions in the second half of the year. It has been almost two years since the pandemic began affecting our performance and we have since adapted many aspects of our business to better operate in this environment. Additionally, compared to 2020, the effects of the pandemic on our year-over-year performance were considerably reduced, with Q2 2020 being the quarter most significantly affected by the pandemic. The impacts of the COVID-19 pandemic, although moderated, continued to unfavourably affect Bell Wireless product and roaming revenues, Bell Media advertising revenues, as well as Bell Wireline business market equipment revenues, due to reduced commercial activity as a result of the government restrictions put in place to combat the pandemic, particularly in the first half of the year, and the global supply chain challenges experienced in the second half of the year.

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods, including, among others, as a result of global supply chain challenges adversely affecting our wireless and wireline product revenues.

In addition, the extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the timely distribution of effective vaccines and treatments, the potential development and distribution of new vaccines and treatments, vaccination hesitancy and the number of individuals who choose to remain unvaccinated, the time required to achieve broad immunity, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the risks referred to in this MD&A, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

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1 MD&A Overview

1.1   Introduction

AT A GLANCE

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. BCE’s shares are publicly traded on the Toronto Stock Exchange and on the New York Stock Exchange (TSX, NYSE: BCE).

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media.

Bell Wireless provides wireless voice and data communication products and services to our residential, small and medium-sized business and large enterprise customers as well as consumer electronics products across Canada.

BCE is Canada’s largest

communications company

BCE’s business segments

At December 31, 2021

Bell Wireline provides data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, as well as other communication services and products to our residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada.

We also hold investments in a number of other assets, including:

•	a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE)

•	a 50% indirect equity interest in Glentel Inc. (Glentel)

•	an 18.4% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club, evenko and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec

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1 MD&A Overview

BCE 2021 CONSOLIDATED RESULTS

Operating revenues	Net earnings	Adjusted EBITDA (1)
$23,449	$2,892	$9,893
million	million	million
+2.5% vs. 2020	+7.2% vs. 2020	+3.0% vs. 2020

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$2,709	$2,895	$8,008	$2,995
million	million	million	million
+8.4% vs. 2020	+6.0% vs. 2020	+3.3% vs. 2020	(10.5%) vs. 2020
BCE CUSTOMER CONNECTIONS
Wireless	Retail high-speed	Retail TV (4)	Retail residential network
Total mobile phones (2)	Internet (3)		access services (NAS) lines
+3.2%	+4.2%	(0.1%)	(7.5%)
9.5 million subscribers	3.9 million subscribers	2.7 million subscribers	2.3 million subscribers
at the end of 2021	at the end of 2021	at the end of 2021	at the end of 2021

OUR PURPOSE

BCE’s purpose is to advance how Canadians connect with each other and the world. Our strategy builds on our longstanding strengths in networks, service innovation and content creation, and positions the company for continued growth and innovation leadership. Our primary business objectives are to grow our subscriber base profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers, and as Canada’s leading content creation company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for our customers and other stakeholders.

Our strategy is centred on our disciplined focus and execution of six strategic imperatives that position us to deliver continued success in a fast-changing communications marketplace. The six strategic imperatives that underlie BCE’s business plan are:

Bell’s six strategic imperatives	Build the	Drive growth with	Deliver the most
	best networks	innovative services	compelling content

Engage and invest in
	Champion	Operate with agility	our people and create
	customer experience	and cost efficiency	a sustainable future

In 2022, we embedded our focus on creating a more sustainable future directly into our six strategic imperatives, reflecting our long-standing commitment to the highest ESG standards. As one of Canada’s largest companies, we are driven to continually improve our impact and our contribution to society with our connectivity commitments, investments in mental health initiatives, environmental sustainability and an engaged workplace.

(1)

Adjusted EBITDA is a total of segments measure, and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 11.3, Total of segments measures and section 11.1, Non-GAAP financial measures in this MD&A for more information on these measures.

(2)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed Internet of Things (IoT) units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses) and churn) have been restated for comparability. See section 11.6, KPIs, in this MD&A for more details.

(3)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

(4)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

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1 MD&A Overview

1.2   About BCE

We report the results of our operations in three segments: Bell Wireless, Bell Wireline and Bell Media. We describe our product lines by segment below, to provide further insight into our operations.

OUR PRODUCTS AND SERVICES

Bell Wireless

SEGMENT DESCRIPTION

•	Provides integrated digital wireless voice and data communication products and services to residential and business customers across Canada

•	Includes the results of operations of Bell Mobility Inc. (Bell Mobility) and our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source)

OUR BRANDS INCLUDE

OUR NETWORKS AND REACH

We hold wireless spectrum licences, with holdings across various spectrum bands and regions across Canada, totalling more than 6.4 billion megahertz per population (MHz-Pop), corresponding to an average of approximately 182 megahertz (MHz) of spectrum per Canadian.

The vast majority of our cell towers are connected with fibre, the latest network infrastructure technology, for a faster and more reliable connection.

Our Fourth Generation (4G) Long-term Evolution (LTE) and LTE Advanced (LTE-A) nationwide wireless broadband networks are compatible with global standards and deliver high-quality and reliable voice and high-speed data services to virtually all of the Canadian population. Our 5G network, the next generation of wireless technology, is available in cities, towns and communities across Canada, with full deployment over the next few years. Our LTE network will be the backbone for our 5G network as it expands across Canada.

•	LTE coverage of over 99% of Canada’s population coast to coast, with LTE-A covering approximately 96% of Canada’s population and 5G covering over 70% of Canada’s population at December 31, 2021

•

Peak theoretical mobile data access download speeds: 5G, up to 1.7 gigabit(s) per second (Gbps) (average expected speeds of 69 to 385 megabits per second (Mbps) in the Greater Toronto Area (GTA)); LTE-A, up to 1.5 Gbps (1) (average expected speeds of 25 to 325 Mbps); LTE, up to 150 Mbps (expected average speeds of 18 to 40 Mbps); high-speed packet access plus (HSPA+), up to 42 Mbps (expected average speeds of 7 to 14 Mbps) (2)

•	Reverts to LTE/LTE-A technology and speeds when customers are outside 5G coverage areas

•

Bell also operates a LTE-category M1 (LTE-M) network, which is a subset of our LTE network, supporting low-power IoT applications with enhanced coverage, longer device battery life and lower costs for IoT devices connecting to Bell’s national network. Our LTE-M network is available in most Canadian provinces.

We have more than 6,000 retail points of distribution across Canada, including approximately 1,100 Bell, Virgin Plus, Lucky Mobile (Lucky) and The Source locations, as well as Glentel-operated locations (WIRELESSWAVE, Tbooth wireless and WIRELESS etc.) and other third-party dealer and retail locations.

OUR PRODUCTS AND SERVICES

•

Data and voice plans: From plans focused on affordability to premium services, we have plans that cater to all customer segments, available on either postpaid or prepaid options, including unlimited data, shareable, device financing plans and Connect Everything plans. Our services provide fast Internet access for video, social networking, messaging and mobile applications, as well as a host of call features.

•	Specialized plans: for tablets, smartwatches, Connected Car, trackers, laptops, security cameras and mobile Internet

•

Extensive selection of devices: the latest 5G, 4G LTE and LTE-A smartphones, tablets, smartwatches, mobile Internet hubs and sticks, mobile Internet devices and connected things (Bell Connected Car, trackers, connected home, lifestyle products and virtual reality)

•

Travel: roaming services with other wireless service providers in more than 230 outbound destinations worldwide with LTE roaming in 208 outbound destinations and 5G roaming in several international destinations, Roam Better feature and Travel Passes

•	Mobile business solutions: push-to-talk, field service management, worker safety and mobility management

•	IoT solutions: asset management, smart buildings, smart cities, fleet management and other IoT services

(1)

Peak theoretical download speeds of up to 1.5 Gbps on LTE-A are currently available in Kingston, Waterloo, Toronto, Mississauga, Vaughan, Richmond Hill, Markham, Brampton, North Bay, Niagara-on-the-Lake, Cambridge, Pickering, Ajax, Burlington, Guelph, London, Niagara Falls, Oakville, St. Catharines, Thorold, Thunder Bay, Welland and Ottawa. Compatible device required.

(2)	Network speeds vary with location, signal and customer device. Compatible device required.

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Bell Wireline

SEGMENT DESCRIPTION

•

Provides data, including Internet access and IPTV, voice, comprising local telephone and long distance, as well as other communication services and products to residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia.

•

Includes the results of our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services in Canada’s Northern Territories

OUR NETWORKS AND REACH

•	Extensive local access network in Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada’s Northern Territories

•

Broadband fibre network, consisting of fibre-to-the-premise (FTTP) and fibre-to-the-node (FTTN) locations, covering approximately 10 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba. Our FTTP direct fibre footprint encompassed approximately 6.2 million homes and commercial locations at the end of 2021, representing the largest FTTP footprint in Canada.

•

Wireless-to-the-premise (WTTP) footprint covering approximately 1 million locations primarily in rural areas. WTTP is 5G-capable fixed wireless technology delivered over Bell’s LTE wireless network that provides broadband residential Internet access to smaller and underserved communities.

•

Largest Internet protocol (IP) multi-protocol label switching footprint of any Canadian provider, enabling us to offer business customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and TV

•	Approximately 700 Bell and Virgin Plus locations

OUR PRODUCTS AND SERVICES

RESIDENTIAL

•

Internet: high-speed Internet access through fibre optic broadband technology, 5G-capable WTTP technology or digital subscriber line (DSL) with a wide range of options, including reliable Wi-Fi, unlimited usage, security services and mobile Internet. Our Internet service, marketed as Fibe Internet, offers total download access speeds of up to 1.5 Gbps with FTTP or download speeds of up to 100 Mbps with FTTN, while our WHI fixed wireless service currently delivers broadband download speeds of up to 50 Mbps. We also offer Internet service under the Virgin Plus brand offering download speeds of up to 100 Mbps.

OUR BRANDS INCLUDE

•

TV: IPTV services (Fibe TV, Fibe TV app and Virgin Plus TV) and satellite TV service. Bell Fibe TV provides extensive content options with full high-definition (HD) and 4K resolution (4K) Whole Home personal video recorder (PVR), 4K Ultra HD programming, on-demand content and innovative features including wireless receivers, the Fibe TV app, Restart and access to Crave, Netflix, Prime Video and YouTube. The Fibe TV app live TV streaming service offers live and on-demand programming on Bell Streamer, Apple TV, Amazon Fire TV, Google Chromecast, smartphones, tablets, computers and other devices with no traditional TV set-top box (STB) required. Bell Streamer is a 4K high dynamic range (HDR) streaming device powered by Android TV offering all-in-one access to the Fibe TV app, support for all major streaming services and access to thousands of apps on Google Play. We also offer an app-based live TV streaming service branded as Virgin Plus TV.

•	Home Phone: local telephone service, long distance and advanced calling features

•	Smart Home: home security, monitoring and automation services from Bell Smart Home

•	Bundles: multi-product bundles of Internet, TV, home phone and smart home services with monthly discounts

BUSINESS

•	Internet and private networks: business Internet, Ethernet, IP VPN, Wavelength, global network solutions, software-defined solutions

•	Communications: IP telephony, local and long distance, audio, video and web conferencing and webcasting, contact centre solutions

•	Cloud: cloud computing, cloud connect, cloud backup and disaster recovery, cloud managed services

•	Other: security, managed services, professional services

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Bell Media

SEGMENT DESCRIPTION

•	Canada’s leading content creation company with premier assets in TV, radio and OOH, monetized through traditional and digital platforms

•	Revenues are derived primarily from advertising and subscriber fees

•	Conventional TV, radio and OOH revenues are derived from advertising

•	Specialty TV revenue is generated from subscription fees and advertising

•	Pay TV revenue is derived from subscription fees

OUR BRANDS INCLUDE

OUR ASSETS AND REACH

TV

•

35 conventional TV stations including CTV, Canada’s #1 network for 20 consecutive years, #1 Canadian AVOD platform and leading digital news destination ctvnews.ca, and the French-language Noovo network in Québec, including its popular advertising-based video on demand (AVOD) platform and recently launched digital news destination Noovo.info

•	27 specialty TV channels, including TSN, Canada’s most-watched sports channel and RDS, the top French-language sports network

•	4 pay TV services and 4 direct-to-consumer (DTC) streaming services, including Crave, the exclusive home of HBO in Canada, TSN Direct and RDS Direct

RADIO

•	109 licensed radio stations in 58 markets across Canada, all available through the iHeartRadio app alongside an extensive catalogue of podcasts

OOH ADVERTISING

•	Network of more than 50,000 advertising faces in key urban markets across Canada

BROADCAST RIGHTS

•

Sports: long-term media rights to key sports properties and official Canadian broadcaster of the Super Bowl, Grey Cup and International Ice Hockey Federation (IIHF) World Junior Championship. Live sports coverage includes the Toronto Maple Leafs, Montréal Canadiens, Winnipeg Jets and Ottawa Senators, Canadian Football League (CFL), National Football League (NFL), National Basketball Association (NBA), Major League Soccer (MLS), Fédération Internationale de Football Association (FIFA) World Cup events, Curling’s Season of Champions, Major League Baseball (MLB), Golf’s Majors, NASCAR Cup Series, Formula 1 (F1), Grand Slam Tennis, Ultimate Fighting Championship (UFC), National Collegiate Athletic Association (NCAA), March Madness and more.

•	HBO: long-term agreement to deliver all current-season, past-season and library HBO programming in Canada exclusively on our linear, on-demand and OTT platforms

•	HBO Max: long-term exclusive agreement to deliver original, non-children’s programming produced by Warner Bros. Television Group for HBO Max
•	SHOWTIME: content licensing and trademark agreement for past, present and future SHOWTIME-owned programming

•	STARZ: long-term agreement with Lionsgate for premium STARZ programming in Canada

•	iHeartRadio: exclusive partnership for digital and streaming music services in Canada

OTHER ASSETS

•	Majority stake in Pinewood Toronto Studios, the largest purpose-built production studio in Canada

•	Partnership in Just for Laughs, the live comedy event and TV producer

•	Equity interest in Dome Productions Partnership, one of North America’s leading providers of sports and other event production and broadcast facilities

•	Minority interest in Montréal’s Grandé Studios, a Montréal-based multipurpose TV, film and equipment company which provides production facilities, equipment rentals, and technical services

•	Operations of Montréal’s Octane Racing Group Inc., promoter of the F1 Canadian Grand Prix, the largest annual sports and tourism event in the country

OUR PRODUCTS AND SERVICES

•	Varied and extensive array of video content to broadcast distributors across Canada

•	Advertising on our TV, radio and OOH properties to both local and national advertisers across a wide range of industry sectors

•

Crave bilingual subscription-based on-demand TV streaming service offering a large collection of premium content in one place, including HBO, HBO Max, SHOWTIME, STARZ and Super Écran programming, on STBs, mobile devices, streaming devices and online. Crave is offered through a number of Canadian TV providers and is available directly to all Canadian Internet subscribers as an OTT service.

•

TSN Direct and RDS Direct streaming services offering live and on-demand TSN and RDS content directly to consumers through an annual, monthly or single-day subscription on computers, tablets, mobile devices, Apple TV and other streaming devices

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1 MD&A Overview

Other BCE investments

BCE also holds investments in a number of other assets, including:

•  a 28% indirect equity interest in MLSE, a sports and entertainment company that owns several sports teams, including the Toronto Maple Leafs, the Toronto Raptors, Toronto FC and the Toronto Argonauts, as well as real estate and entertainment assets in Toronto

•  a 50% indirect equity interest in Glentel, a Canadian-based connected services retailer

•  an 18.4% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club, evenko (a promoter and producer of cultural and sports events) and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec

OUR PEOPLE

EMPLOYEES

At the end of 2021, our team consisted of 49,781 employees, a decrease of 923 employees compared to the end of 2020, attributable to natural attrition, retirements and workforce reductions, offset in part by call centre hiring.

Approximately 39% of total BCE employees were represented by labour unions at December 31, 2021.

BELL CODE OF BUSINESS CONDUCT

The ethical business conduct of our people is core to the integrity with which we operate our business. The Bell Code of Business Conduct sets out specific expectations and accountabilities, providing employees with practical guidelines to conduct business in an ethical manner. Our commitment to the Code of Business Conduct is renewed by employees each year in an ongoing effort to ensure that all employees are aware of, and adhere to, Bell’s standards of conduct.

1.3   Key corporate developments

This section contains forward-looking statements, including relating to our capital expenditure acceleration program and certain of our ESG objectives. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

CAPITAL EXPENDITURE ACCELERATION PROGRAM

In 2021, Bell commenced its program to accelerate the rollout of its broadband fibre and wireless networks with a $1.7 billion acceleration in capital expenditures over the next two years to help drive Canada’s recovery from the COVID-19 crisis. Enabled by a positive investment climate reflecting government support for infrastructure development, this $1.7 billion capital expenditure acceleration is in addition to the approximately $4 billion in capital expenditures that Bell has typically spent each year on network infrastructure and expansion over the last decade, and will significantly increase the connections in localities across Canada. Bell spent approximately $800 million of this additional capital expenditure in 2021 to deliver approximately 1.1 million new direct fibre and WHI locations and expand mobile 5G coverage to more than 70% of Canadians. In 2022, our capital expenditures will include $900 million in accelerated capital expenditures to reach up to 900,000 more homes and businesses with direct fibre connections, expand the reach of our national 5G network to more than 80% of the national population, further densify our wireless network with new 5G sites to meet growing customer usage requirements, and enable the launch of a 5G standalone core leveraging 3500 MHz spectrum that will drive enhanced speeds, lower latency and enable next-generation services.

ACQUISITION OF ADDITIONAL HIGH-VALUE 3500 MHZ WIRELESS SPECTRUM

Bell acquired significant additional mid-band, flexible-use 3500 MHz wireless spectrum – critical to enabling the full potential of 5G – in ISED’s Canadian spectrum auction completed in July 2021. Bell acquired 271 licences in a number of urban and rural markets for 678 million MHz-Pop of 3500 MHz spectrum for $2.07 billion. Essential to Canada’s ongoing transition to 5G communications, these high-capacity airwaves extend Bell’s leadership in delivering enhanced 5G digital experiences to Canadian consumers and businesses in urban, rural and remote communities. This acquisition increases Bell’s total 3500 MHz spectrum holdings to 1,690 million MHz-Pop.

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LAUNCH OF BELL FOR BETTER INITIATIVE

In June 2021, Bell launched Bell for Better, our long-term commitment to create better outcomes for all stakeholders, including Canadian communities everywhere, employees, customers and shareholders. With our connectivity initiatives from the smallest rural communities to the largest cities, investments in mental health initiatives, environmental sustainability and an engaged workplace, Bell looks to create a thriving, prosperous and more connected world for Canadians across the country, especially as we recover from the unprecedented challenges of the COVID-19 crisis. With Bell for Better, Bell is underscoring its objective to achieve the highest ESG standards based on three pillars:

Better world

•

Target to reduce GHG emissions by 2030 in line with the Paris Climate Agreement and the SBTi, and to achieve carbon neutral operations by 2025. Bell is the first communications company in North America to receive ISO 50001 certification for energy management and has been named one of Canada’s Greenest Employers for five straight years.

•

Continue to lead the industry and corporate Canada in mental health with $155 million committed to mental health initiatives by 2025 through Bell Let’s Talk, Canada’s largest-ever corporate commitment to mental health

•	Bell was the first Canadian telecom company to launch a sustainability bond offering, part of a new Sustainable Financing Framework that builds ESG considerations into our investment decisions

Better communities

•	Target to invest up to $14 billion in capital expenditures from 2020 to 2022 to deliver faster and better connectivity to more Canadians

•	Connect rural and underserved communities by making fast and reliable WHI available to 1 million households in rural communities

•	Invest in Canadian innovation with a historical industry-leading amount of approximately $500 million in research and development capital expenditures annually

•	Donate refurbished company computers, printers and other electronic devices to schools through the national Computers for Success Plus program

Better workplace

•

Foster an inclusive culture, building on its recognition as one of the largest and Best Employers in Canada, including one of the Best Diversity Employers, Greenest Employers, Top Family-Friendly Employers and a Montréal Top Employer

•	Enable the next generation of Bell leaders through our Graduate Leadership Programs, building on its recognition as a Top Employer for Young People

•

Encourage diversity at the top, targeting at least 35% gender diverse representation in executive positions (vice-president and above) by the end of 2023, and Black, Indigenous and People of Colour (BIPOC) representation on our senior management team of at least 25% by 2025

ACQUISITION OF INTERNET PROVIDER EBOX

On February 24, 2022, Bell announced its acquisition of EBOX, an independent Internet, telephone and television service provider based in Longueuil, Québec. Bell will maintain the EBOX brand and operations, and EBOX will continue providing telecommunications options for consumers and businesses in Québec and parts of Ontario. As part of its commitment to provide Québec residents with fast and reliable telecommunications services now and in the future, Bell invests heavily in network infrastructure and expansion throughout urban and rural Québec. Under Bell, EBOX will benefit from the resources, scale and access to the technology needed to support the growth of the business and continue delivering improvements to the great services at competitive prices that have earned EBOX loyal customers over the past 25 years. The acquisition is expected to accelerate growth in Bell’s residential and small business customers. The results of the acquired business will be included in our Bell Wireline segment.

1.4   Capital markets strategy

This section contains forward-looking statements, including relating to BCE’s dividend growth objective, 2022 annualized common share dividend, dividend payout ratio level and financial policy targets, and our business outlook, objectives and plans. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

We seek to deliver sustainable shareholder returns through consistent dividend growth. This objective is underpinned by substantial free cash flow generation and a strong balance sheet, supporting a significant ongoing capital investment on advanced broadband networks and services that are essential to driving the long-term growth of our business.

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DIVIDEND GROWTH AND PAYOUT POLICY

Dividend yield (1)	2022 dividend increase	Dividend payout (2) policy
5.3%	+5.1%	65%–75%
in 2021	to $3.68 per common share	of free cash flow

On February 3, 2022, we announced a 5.1%, or 18 cents, increase in the annualized dividend payable on BCE’s common shares for 2022 to $3.68 per share from $3.50 per share in 2021, starting with the quarterly dividend payable on April 15, 2022. This is BCE’s 14th consecutive year of 5% or better dividend growth.

Our objective is to seek to achieve dividend growth while maintaining our dividend payout ratio within the target policy range of 65% to 75% of free cash flow and balancing our strategic business priorities. BCE’s dividend payout policy, increases in the common share dividend and the declaration of dividends are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained, that the dividend on common shares will be increased or that dividends will be declared. In 2021, our dividend payout ratio was 105%, which is higher than our policy range due to a planned acceleration in capital expenditures and the financial impacts of the COVID-19 pandemic. Due mainly to another planned acceleration in capital expenditures this year, BCE’s dividend payout ratio is expected to remain above our target policy range in 2022.

EXECUTIVE COMPENSATION ALIGNMENT

BCE’s management equity-based incentive plans are structured to maximize shareholder value, share price and capital returns, as well as delivering on our goal of advancing how Canadians connect with each other and the world, through the successful execution of our six strategic imperatives. We have a strong alignment of interest between shareholders and our management’s equity-based incentive plans.

Best practices adopted by BCE for executive compensation	•	Stringent share ownership requirements
	•	Emphasis on pay at risk for executive compensation
	•	Double trigger change-in-control policy
	•	Anti-hedging policy on share ownership and incentive compensation
	•	Clawbacks for the President and Chief Executive Officer (CEO) and all Executive Vice-Presidents as well as all option holders
	•	Caps on BCE supplemental executive retirement plans and annual bonus payouts, in addition to mid-term and long-term incentive grants
	•	Vesting criteria fully aligned to shareholder interests

USE OF LIQUIDITY

Consistent with our capital markets objective to deliver sustainable shareholder returns through dividend growth, while maintaining planned levels of capital investment, investment-grade credit ratings and considerable overall financial flexibility, we deploy excess free cash flow (3) in a balanced manner and on uses that include, but are not limited to:

•	Funding of strategic acquisitions and investments (including wireless spectrum purchases) that support the growth of our business

•	Debt reduction
•	Voluntary contributions to BCE’s DB pension plans to improve the funded position of the plans and reduce the use of letters of credit for funding deficits

•	Share buybacks through normal course issuer bid programs

In 2021, excess free cash flow was negative $137 million, down from $373 million in 2020. The year-over-year decrease was primarily attributable to higher capital expenditures consistent with our 2-year capital expenditure acceleration program to accelerate the rollout of Bell’s 5G, fibre and rural WHI networks. This increase in capital expenditures compared to 2020 more than offset cash flows from operating activities of $8,008 million, which increased by $254 million year-over-year.

(1)	Annualized dividend per BCE common share divided by BCE’s share price at the end of the year.

(2)	Dividend payout ratio is a non-GAAP ratio. Refer to section 11.2, Non-GAAP ratios in this MD&A for more information on this measure.

(3)	Excess free cash flow is a non-GAAP financial measure. Refer to section 11.1, Non-GAAP financial measures in this MD&A for more information on this measure.

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TOTAL SHAREHOLDER RETURN PERFORMANCE

Five-year total	One-year total
shareholder return (1)	shareholder return (1)
+48.5%	+27.9%
2017–2021	2021

FIVE-YEAR CUMULATIVE TOTAL VALUE OF A $100 INVESTMENT (2)

DECEMBER 31, 2016 – DECEMBER 31, 2021

This graph compares the yearly change in the cumulative annual total shareholder return of BCE common shares against the cumulative annual total return of the S&P/TSX Composite Index (3), for the five-year period ending December 31, 2021, assuming an initial investment of $100 on December 31, 2016 and the quarterly reinvestment of all dividends.

●  BCE common shares         ●  S&P/TSX Composite Index

STRONG CAPITAL STRUCTURE

BCE’s balance sheet is underpinned by a healthy available liquidity (4) position of approximately $3.4 billion at the end of 2021, comprised of $207 million in cash, $400 million available under our securitized trade receivable program and $2.8 billion available under our $3.5 billion committed bank credit facilities, and an investment-grade credit profile, providing the company with a solid financial foundation and a high level of overall financial flexibility. BCE has an attractive long-term debt maturity profile with no material maturities until the first quarter of 2023. We continue to monitor the capital markets for opportunities to lower our cost of debt and optimize our cost of capital. We seek to proactively manage financial risk in terms of currency exposure of our U.S. dollar-denominated purchases, as well as equity risk exposure under BCE’s long-term equity-based incentive plans and interest rate and foreign currency exposure under our various debt instruments. We also seek to maintain investment-grade credit ratings with stable outlooks.

ATTRACTIVE LONG-TERM PUBLIC

DEBT MATURITY PROFILE (5)

•  Average term of Bell Canada’s publicly issued debt securities: approximately 12.8 years

•  Average after-tax cost of publicly issued debt securities: 2.8%

•  No material publicly issued debt securities maturing until Q1 2023

STRONG LIQUIDITY POSITION (5)

•  $2,789 million available under our $3.5 billion multi-year committed credit facilities

•  $400 million accounts receivable securitization available capacity

•  $207 million cash

INVESTMENT GRADE CREDIT PROFILE (5) (6)

•  Long-term debt credit rating of BBB (high) by DBRS Limited (DBRS), Baa 1 by Moody’s Investors Service, Inc. (Moody’s) and BBB+ by S&P, all with stable outlooks

(1)

Shareholder return is defined as the change in BCE’s common share price for a specified period plus BCE common share dividends reinvested, divided by BCE’s common share price at the beginning of the period.

(2)	Based on BCE’s common share price on the TSX and assuming the reinvestment of dividends.

(3)	As the headline index for the Canadian equity market, the S&P/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based, TSX-listed companies.

(4)	Available liquidity is a non-GAAP financial measure. Refer to section 11.1, Non-GAAP financial measures in this MD&A for more information on this measure.

(5)	As at December 31, 2021

(6)

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

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We monitor our capital structure by utilizing a number of measures, including net debt leverage ratio (1), adjusted EBITDA to adjusted net interest expense ratio (1), and dividend payout ratio.

As a result of financing a number of strategic acquisitions made since 2010, including CTV Inc. (CTV), Astral Media Inc. (Astral), MLSE, Bell Aliant Inc. and Manitoba Telecom Services Inc. (MTS); voluntary pension plan funding contributions to reduce our pension solvency deficit; wireless spectrum purchases; as well as a one-time unfavourable impact in 2019 due to the adoption of IFRS 16 that added $2.3 billion of lease liabilities to net debt (1) on our balance sheet on January 1, 2019, our net debt leverage ratio has increased above our internal target range. At December 31, 2021, our net debt leverage ratio was 3.18 times adjusted EBITDA, which exceeded the upper end of our internal target range by 0.68.

BCE’s adjusted EBITDA to adjusted net interest expense ratio at the end of 2021 remained above our internal target range of greater than 7.5 times adjusted EBITDA at 8.77, providing good predictability in our debt service costs and protection from interest rate volatility.

BCE CREDIT RATIOS	INTERNAL TARGET	DECEMBER 31, 2021

Net debt leverage ratio	2.0–2.5	3.18

Adjusted EBITDA to adjusted net interest expense ratio	>7.5	8.77

In 2021, Bell Canada successfully completed a proxy solicitation with respect to proposed amendments to its trust indenture dated July 1, 1976. The amendments, which were approved at a special meeting of holders of debentures on November 12, 2021, align the 1976 Indenture more closely with current and generally accepted market practice in Canada for investment-grade senior unsecured debt and provide Bell Canada with more flexibility with respect to raising capital to finance its business and operations, including enabling us to maintain Bell Canada as the sole public debt issuer in BCE’s corporate structure.

Bell Canada successfully accessed the debt capital markets in March 2021, May 2021 and August 2021, raising a total of $2.05 billion in gross proceeds from the issuance in Canada of medium-term note (MTN) debentures, and $2.35 billion in U.S. dollars ($2.94 billion in Canadian dollars) in gross proceeds from the issuance of notes in the U.S. Both the Canadian-dollar and U.S.-dollar issuances contributed to modestly lowering our after-tax cost of outstanding publicly issued debt securities to approximately 2.8% (3.8% on a pre-tax basis), and increasing the average term to maturity to 12.8 years. The net proceeds of the 2021 offerings were used to fund the early redemption of $1.7 billion of Bell Canada MTN debentures maturing in 2022, to fund part of the $2.07 billion cost of 3500 MHz spectrum licences Bell secured pursuant to the Canadian spectrum auction completed in July 2021, to finance or re-finance, in whole or in part, new and/or existing green and social eligible investments as set out in BCE’s Sustainable Financing Framework, to repay short-term debt and for general corporate purposes.

Subsequent to year end, on February 11, 2022, Bell Canada issued 3.65% Series US-7 Notes with a principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), which mature on August 15, 2052. The net proceeds of the offering are intended to be used towards the cost of funding, on March 16, 2022, the redemption, prior to maturity, of Bell Canada’s 3.35% Series M-26 MTN debentures, with early debt redemption charges of $18 million. The M-26 MTN debentures have an outstanding principal amount of $1 billion and were due on March 22, 2023.

In addition, subsequent to year end, on February 24, 2022, BCE announced its intention to redeem all of its outstanding Cumulative Redeemable First Preferred Shares, Series AO (Series AO Preferred Shares) on March 31, 2022 at a redemption price of $25.00 per Series AO Preferred Share, for a total amount of $115 million.

1.5   Corporate governance and risk management

CORPORATE GOVERNANCE PHILOSOPHY

The Board and management of BCE believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices, and providing full transparency and accountability to our shareholders. The Board is responsible for the supervision of the business and affairs of the company.

Below are our key Board information and governance best practices:

✓ Directors are ALL Independent (except CEO)	✓ Directors’ Tenure Guidelines
99% 2021 Board and Committee Director Attendance Record for Director Nominees	✓ Board Renewal: 8 Non-Executive Director Nominees ≤ 6 Years Tenure

✓ Board Committee Members are All Independent	✓ Share Ownership Guidelines for Directors and Executives

✓ Board Diversity Policy and Target for Gender Representation	✓ Code of Business Conduct and Ethics Program

✓ Annual Election of All Directors	✓ Annual Advisory Vote on Executive Compensation

✓ Directors Elected Individually	✓ Formal Board Evaluation Process

✓ Majority Voting Policy for Directors	✓ Board Risk Oversight Practices

✓ Separate Chair and CEO	✓ ESG Strategy Reviewed by Board

✓ Board Interlocks Guidelines	✓ Robust Succession Planning

For more information, please refer to BCE’s most recent notice of annual general shareholder meeting and management proxy circular (the Proxy Circular) filed with the Canadian provincial securities regulatory authorities (available at sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at sec.gov), and available on BCE’s website at BCE.ca.

(1)

Net debt leverage ratio and adjusted EBITDA to adjusted net interest expense ratio are capital management measures and net debt is a non-GAAP financial measure. See section 11.4, Capital management measures and section 11.1, Non-GAAP financial measures in this MD&A for more information on these measures.

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RISK GOVERNANCE FRAMEWORK

BOARD OVERSIGHT

BCE’s full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board on a regular basis.

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation.

•

The Risk and Pension Fund Committee has oversight responsibility for the organization’s risk governance framework, which exists to identify, assess, mitigate and report key risks to which BCE is exposed. As part of its Charter, the Risk and Pension Fund Committee is tasked with oversight of risks relating to business continuity plans, work stoppage and disaster recovery plans, regulatory and public policy, information management and privacy, information and physical security, fraud, vendor and supply chain management, the environment, the pension fund, and other risks as required. The Risk and Pension Fund Committee receives a report on security matters, including information security, at each of its meetings.

•	The Audit Committee is responsible for overseeing financial reporting and disclosure, as well as the organization’s internal control systems and compliance with legal requirements

•	The Management Resources and Compensation Committee (Compensation Committee) oversees risks relating to compensation, succession planning and workplace policies and practices

•

The Corporate Governance Committee (Governance Committee) assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. The Governance Committee is also responsible for oversight of our corporate purpose and our ESG matters, including climate-related risks and the organization’s policies concerning business conduct, ethics and public disclosure of material information.

RISK MANAGEMENT CULTURE

There is a strong culture of risk management at BCE that is actively promoted by the Board, the Risk and Pension Fund Committee and the President and CEO, at all levels within the organization. It is a part of how the company operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant state of change in the economic environment and the industry creates challenges that need to be managed, clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

RISK MANAGEMENT FRAMEWORK

While the Board is responsible for BCE’s risk oversight program, operational business units are central to the proactive identification and management of risk. They are supported by a range of corporate support functions that provide independent expertise to reinforce implementation of risk management approaches in collaboration with the operational business units. The Internal Audit function provides a further element of expertise and assurance, working to provide insight and support to the operational business units and corporate support functions, while also providing the Audit Committee, and other Board committees as required, with an independent perspective on the state of risk and control within the organization. Collectively, these elements can be thought of as a “three lines” approach to risk management. Although the risk management framework described in this section 1.5 is aligned with industry practices, there can be no assurance that it will be sufficient to prevent the occurrence of events that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

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FIRST LINE – OPERATIONAL BUSINESS UNITS

The first line refers to management within our operational business segments (Bell Wireless, Bell Wireline and Bell Media), who are expected to understand their operations in great detail and the financial results that underpin them. There are regular reviews of operating performance involving the organization’s executive and senior management. The discipline and precision associated with this process, coupled with the alignment and focus around performance goals, creates a high degree of accountability and transparency in support of our risk management practices.

As risks emerge in the business environment, they are discussed in a number of regular forums to share details and explore their relevance across the organization. Executive and senior management are integral to these activities in driving the identification, assessment, mitigation and reporting of risks at all levels. Formal risk reporting occurs through strategic planning sessions, management presentations to the Board and formal enterprise risk reporting, which is shared with the Board and the Risk and Pension Fund Committee during the year.

Management is also responsible for maintaining effective internal controls and for executing risk and control procedures on a day-to-day basis. Each operational business unit develops its own operating controls and procedures that fit the needs of its unique environment.

SECOND LINE – CORPORATE SUPPORT FUNCTIONS

BCE is a very large enterprise, with 49,781 employees as at December 31, 2021, multiple business units and a diverse portfolio of risks that is constantly evolving based on internal and external factors. In a large organization, it is common to manage certain functions centrally for efficiency, scale and consistency. While the first line is often central to identification and management of business risks, in many instances operational management works collaboratively with, and also relies on, the corporate functions that make up the second line of support in these areas. These corporate functions include Regulatory, Finance, Corporate Security, Corporate Risk Management, Legal, Corporate Responsibility, Human Resources, Real Estate and Procurement.

Regulatory function: This function is responsible for the regulatory portfolio, including an expanding range of obligations set out in new privacy and data protection laws being enacted in Canada and around the world. BCE has developed, and will maintain, an enhanced Data Governance Policy that encompasses the protection and appropriate use of data across its lifecycle. A significant element of the data governance program relies on the Corporate Security activities outlined below and these two functions work jointly with data owners, data custodians and other relevant employees to ensure this policy is appropriately implemented. We recognize that a strong and consistently applied approach to data governance is essential to maintaining the social licence necessary to achieve our business objectives. For more information on our approach to privacy and data security, refer to section 1.6, Environmental, social and governance practices, in this MD&A.

Finance function: BCE’s Finance function plays a pivotal role in seeking to identify, assess and manage risks through a number of activities, which include financial performance management, external reporting, pension management, capital management, and oversight and execution practices related to the U.S. Sarbanes-Oxley Act of 2002 and equivalent Canadian securities legislation, including the establishment and maintenance of appropriate internal control over financial reporting. BCE has also established and maintains disclosure controls and procedures to seek to ensure that the information it publicly discloses, including its business risks, is accurately recorded, processed, summarized and reported on a timely basis. For more details concerning BCE’s internal control over financial reporting and disclosure controls and procedures, refer to the Proxy Circular and section 12, Effectiveness of internal controls of this MD&A.

Corporate Security function: This function is responsible for all aspects of security, which requires a deep understanding of the business, the risk environment and the external stakeholder environment. Based on this understanding, Corporate Security sets the standards of performance required across the organization through security policy definitions and monitors the organization’s performance against these policies. In high and emerging risk areas such as information security, Corporate Security leverages its experience and competence and, through collaboration with the operational business units, develops strategies intended to seek to mitigate the organization’s risks. For instance, we have implemented security awareness training and policies and procedures that seek to mitigate information security threats. We further rely on security assessments to identify risks, projects and implementation controls with the objective of ensuring that systems are deployed with the appropriate level of control based on risk and technical capabilities, including access management, vulnerability management, security monitoring and testing, to help identify and respond to attempts to gain unauthorized access to our information systems and networks. We evaluate and seek to adapt our security policies and procedures designed to protect our information and assets in light of the continuously evolving nature and sophistication of information security threats. However, given in particular the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies and procedures that we implement will prevent the occurrence of all potential information security breaches. In addition, although BCE has contracted an insurance policy covering information security risk, there can be no assurance that any insurance we may have will cover the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

Corporate Risk Management function: This function works across the company to gather information and report on the organization’s assessment of its principal risks and the related exposures. Annually, senior management participate in a risk survey that provides an important reference point in the overall risk assessment process.

In addition to the activities described above, the second line is also critical in building and operating the oversight mechanisms that bring focus to relevant areas of risk and reinforce the bridges between the first and second lines, thereby seeking to ensure that there is a clear understanding of emerging risks, their relevance to the organization and the proposed mitigation plans.

To further coordinate efforts between the first and second lines, BCE has established a Health and Safety, Security, Environment and Compliance Oversight Committee (HSSEC Committee). A significant number of BCE’s most senior leaders are members of the HSSEC Committee, the purpose of which is to oversee BCE’s strategic security (including information security), compliance, environmental, and health and safety risks and opportunities. This cross-functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and are supported with sufficient resources. The HSSEC Committee also mandates the company’s Energy Board, a working group composed of business unit employees, including vice-presidents and directors, to ensure oversight of our overall energy consumption and costs with the objective of minimizing financial and reputational risks while maximizing business opportunities.

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In addition, in order to support the evolution of our corporate responsibility strategy, in 2021 we created a Corporate Responsibility (CR) Board composed of a significant number of employees at the senior vice-president, vice-president and director levels. The CR Board is responsible, among others, to embed corporate responsibility considerations into corporate and business unit strategies, assist in identifying corporate responsibility areas for further improvement, establish relevant ESG KPIs, respond to stakeholders’ concerns and support various corporate responsibility initiatives. The CR Board reports on progress to the HSSEC Committee, the co-chairs of which report to the Risk and Pension Fund Committee, Governance Committee and Compensation Committee of the Board of Directors.

THIRD LINE – INTERNAL AUDIT FUNCTION

Internal Audit is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function. Its purpose is to provide the Audit Committee, other Board committees as required, and management with objective evaluations of the company’s risk and control environment, to support management in fulfilling BCE’s strategic imperatives and to maintain an audit presence throughout BCE and its subsidiaries.

1.6   Environmental, social and governance practices

This section contains forward-looking statements, including relating to our ESG objectives and network deployment plans. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

ESG practices form an integral part of BCE’s corporate responsibility approach. Since our founding in 1880, Bell has been enabling Canadians to connect with each other and the world. Our approach to corporate responsibility is to manage the company in ways that support the social and economic prosperity of our communities while safeguarding the environment, with a commitment to the highest ESG standards.

CORPORATE RESPONSIBILITY UNDERPINS OUR SIX STRATEGIC IMPERATIVES

Corporate responsibility is a fundamental element of each of the six strategic imperatives that inform BCE’s policies, decisions and actions. Reflecting our long-standing commitment to the highest ESG standards, our focus is on creating a more sustainable future by embedding it directly into our six strategic imperatives. As one of Canada’s largest companies, we are driven to continually improve our impact and our contribution to society with our connectivity commitments, investments in mental health initiatives, environmental sustainability and engaged workplace. This approach also supports our purpose to advance how Canadians connect with each other and the world.

The Board has established clear oversight of our corporate responsibility programs and our approach to ESG practices, with primary accountability at the committee level. The Governance Committee is responsible for oversight of our corporate purpose and our ESG strategy and disclosure, which includes oversight and related disclosure of climate-related risks. It is also responsible for our governance practices and policies, including those concerning business conduct and ethics. In addition, the Risk and Pension Fund Committee oversees environmental, safety and security risks, including data governance and cybersecurity, while the Compensation Committee has oversight of human resource issues, including respectful workplace practices, health and safety, and tracks corporate performance against our ESG targets. In 2020, the Compensation Committee formally added ESG targets to corporate performance metrics, establishing a link to compensation. Furthermore, as of 2022, additional ESG related metrics were added and are embedded into each of the strategic imperatives, which is reflective of how ESG is embedded into the overall strategy of the business. ESG is targeted to represent, in aggregate, at least 30% of the total strategic imperatives score in 2022. The Compensation Committee reviews the detailed metrics and targets and approves them early in the year, tracking progress throughout the year.

We report annually on our corporate responsibility performance and our ESG practices in our Corporate Responsibility Report, available at BCE.ca. We report on the ESG topics that are of greatest importance to our stakeholders and which could have a relevant impact on our business.

BCE is recognized around the world for the effectiveness of its corporate responsibility and ESG programs, as reflected in its inclusion in various sustainability indices and its receipt of sustainability awards. In 2021, BCE continued to be listed on socially responsible investment indices such as the FTSE4Good Index, the Jantzi Social Index, the Ethibel Sustainability Index (ESI) Excellence Global, and the Euronext Vigeo World 120 index.

COMMUNITY

Since 2010, the Bell Let’s Talk mental health initiative has raised awareness and action for Canadian mental health, with a focus on helping reduce the stigma around mental illness, improving access to care, supporting world-class research and leading by example in workplace mental health – and is a driver of Bell for Better. Over the last 12 years, Canadians and people worldwide have taken action to create positive change by engaging in the mental health conversation, working hard to help create a Canada where everyone can get the culturally-appropriate mental health support they need. To date, Bell Let’s Talk has committed over $129.5 million in funding to mental health initiatives and has partnered with more than 1,300 organizations providing mental health support and services throughout Canada.

WHY MENTAL HEALTH MATTERS

The current COVID-19 situation has affected our mental health. Two-thirds of Canadians are feeling more isolated, with young people experiencing the greatest decline since the pandemic began. As well, the mental health challenges of BIPOC communities have underscored the need to address mental illness in culturally appropriate and barrier-free ways. Practising physical distancing makes it even more important that we make an extra effort to remain emotionally connected. Finding ways to stay connected with friends, family and loved ones will support good mental health and well-being and will help ensure Canadians get through this together.

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WHAT WE ARE DOING

In the lead up to Bell Let’s Talk Day 2022, almost $8 million in funding for mental health was awarded to projects across the country. This included:

•	$4 million for research projects from the Bell Let’s Talk/Brain Canada Mental Health Research Program

•	$1.5 million from the Bell-Graham Boeckh Foundation for Foundry to transform youth mental health

•	$1 million from the Bell Let’s Talk Post-Secondary Fund to support 16 colleges, universities and cégeps

•	$600,000 from the Bell Let’s Talk Diversity Fund to six organizations supporting the mental health and well-being of BIPOC communities in Canada

•	$370,000 to Strongest Families Institute, in partnership with the Government of Yukon and Northwestel

•	$250,000 to Canadian Red Cross to expand the Friendly Calls program to Indigenous communities

•	$250,000 to Fondation CERVO to purchase a second neuromodulation device

In January 2022, more than 180 communities and organizations across Canada and around the world showed their support for mental health by raising the Bell Let’s Talk flag at city and town halls, military bases and schools. Students at 217 Canadian universities, colleges and cégeps across the country also engaged in a variety of initiatives in their learning environments to promote student mental health.

On January 26, 2022 – the 12th annual Bell Let’s Talk Day – Canadians and people around the world set all-new records for engagement in the mental health conversation, sharing 164,298,820 messages of support and driving $8,214,941 in new mental health funding by Bell.

KEY METRIC

Adding the funding amount of the latest Bell Let’s Talk Day to the original Bell Let’s Talk commitment of $50 million in 2010, along with the results of the first 11 Bell Let’s Talk Days and the additional $5 million funding committed in response to the COVID-19 pandemic, Bell has now committed $129,588,747.75 to improving Canadian mental health.

SOCIETY AND ECONOMY

Being an engaged corporate citizen has been central to our identity for over 140 years. Our networks and services are fundamental to the success of the communities we serve, the nation’s economy and Canadian society as a whole. We work closely with governments, regulators and our customers to maximize these societal benefits.

WHY DIGITAL ACCESS MATTERS

Canadians are increasingly dependent on digital technologies and require access to the digital ecosystem to learn, work, socialize and access essential services. Access to high-speed, reliable and affordable Internet has become an essential service and a key driver of improved societal well-being as we help bridge the digital divide and provide accessibility to everyone.

WHAT WE ARE DOING

Bell investments are delivering benefits directly to our customers, from providing more consumers with better access to family and friends, remote learning and entertainment to enabling businesses and communities to operate more efficiently and grow in the digital economy. At the same time, as we continue to close the digital divides that separate communities, we are also supporting growth among suppliers and partners as we help build and drive innovation across the Canadian digital ecosystem.

As a result of Bell’s capital expenditure acceleration program, Bell increased its combined FTTP all-fibre and rural WHI broadband footprint to reach approximately 7.2 million homes and business locations in Atlantic Canada, Québec, Ontario and Manitoba at the end of 2021, including the deployment of pure fibre services in major urban centres and more than 50 additional smaller communities.

Bell continues to deliver wireless technology that is among the most advanced in the world. Bell’s LTE wireless network is available to over 99% of the national population, with Bell 5G accessible to more than 70% of Canadians at the end of 2021 with coverage expected to increase to more than 80% of the national population by the end of 2022.

In May 2021, Bell completed a Canadian public offering of $500 million of MTN debentures which was Bell’s first sustainability bond offering pursuant to BCE’s new Sustainable Financing Framework (Framework) and which constituted the first sustainability bond offering by a Canadian telecommunications company. The net proceeds of this offering were allocated to finance or re-finance, in whole or in part, new or existing green and social eligible investments as set out in the Framework including, without limitation, investments for the deployment of networks in underserved or unconnected areas.

KEY METRICS
FTTP and WTTP footprint	5G network coverage
at December 31	at December 31
(homes and businesses passed)

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TEAM MEMBERS

To execute on our strategic imperatives, we rely on the engagement and expertise of our team members. We focus on attracting, developing and retaining the best talent, as well as creating a positive team member experience that drives effectiveness, high performance and agility in our evolving business environment. Through workplace wellness initiatives and by celebrating diversity in the workplace, we reinforce our goal of creating a safe and inclusive atmosphere for all team members.

WHY EMPLOYEE WELL-BEING MATTERS

We believe that everyone deserves a respectful, positive, professional and rewarding work environment. Engaging and investing in our people and creating a sustainable future is a strategic imperative which recognizes that our success requires a dynamic and engaged team that is committed to the highest ESG standards. The Bell team is critical to our company’s success, enabling our purpose of advancing how Canadians connect with each other and the world, while also making a difference in communities across the country.

At Bell, we believe that taking care of the well-being of our team members is essential to their personal success and to our organization’s ongoing progress.

WHAT WE ARE DOING

To foster the well-being of our team members, we believe that engaging our members as well as nurturing an inclusive environment are both essential. We are proud to be ranked as one of Canada’s Top Employers. Bell has been recognized by Mediacorp as one of Canada’s Best Diversity Employers, Top Employers for Young People, Top Family-Friendly Employers and one of Canada’s Greenest Employers. We are focused on developing and retaining the best talent in the country by providing a workplace that is positive, professional and rewarding, and which enables creativity and innovation. We also continue to develop, implement and share world-leading mental health practices in the workplace, and to broaden our approach to emphasize total-health support. We educate team members through our best-in-class training programs and campaigns, support them through an extensive range of mental health services and supports and adapt workplace policies and practices to foster a psychologically safe workplace. Since 2010, over 90 KPIs have been measured quarterly and assessed for trends and program insights to closely monitor the psychological health of our workplace. Collecting qualitative and quantitative data is crucial to ensuring that we are heading in the right direction and making any required adjustments to our mental health programs.

KEY METRICS
People leaders who	Overall team member
completed mandatory base	engagement score (1)
training on Mental Health

(1)

This metric is calculated as the average score obtained in the annual Bell team member satisfaction survey. The Team Member Engagement score is based on five specific questions and the percentage of employees who responded favourably (Strongly agree or Agree) to these questions out of the total number of employees who responded to the survey.

WHY DIVERSITY, EQUITY AND INCLUSION MATTERS

Bell is committed to an inclusive, equitable and accessible workplace where all team members feel valued, respected, supported and have the opportunity to reach their full potential. A truly diverse team and inclusive workplace fosters innovation and creativity, better reflects the customers we serve and increases team member engagement.

WHAT WE ARE DOING

Our diversity, equity and inclusion strategy is supported by a strong governance framework that includes the Diversity Leadership Council, business unit committees and employee-led networks, including Black Professionals at Bell, Pride at Bell and Women at Bell.

In step with our overarching corporate commitment to improve gender diversity, we are strategically focused on increasing the diversity of our senior leadership. Bell is a signatory to the Catalyst Accord 2022 and member of the 30% Club. Exceeding the Catalyst Accord and 30% Club target, Bell leads with more ambitious targets: we aim for a minimum 35% gender diverse representation among directors on the BCE Board moving forward, and at least 35% of Bell leaders at the VP level and above by the end of 2023.

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In 2021, Bell continued its commitment to taking meaningful actions to address the impacts of systemic racism on team members and others in BIPOC communities. This includes:

•	Targets for BIPOC representation on our senior management team of at least 25% by 2025 and 40% of new graduate and intern hires

•	Partnerships with the Onyx Initiative and the Black Professionals in Tech Network that are helping drive the recruitment of Black college and university students and promote Black talent in technology

•	Promoting greater diversity in Canadian media with the launch of the HireBIPOC website and the Bell Media Content Diversity Task Force in partnership with BIPOC TV & Film

•	$5 million Bell Let’s Talk Diversity Fund to support the mental health and well-being of Canada’s BIPOC communities

•

Reinforcing our culture of inclusion with review of internal policies and practices, and successful launch of the Inclusive Leadership Development Program to people leaders, exceeding our goal of over 30% completion within the first year

Looking ahead, we plan to continue building momentum for our diversity, equity and inclusion strategy based on concrete objective-setting and the integration of inclusive leadership practices.

KEY METRICS
Gender diverse (1)	Gender diverse (1)
representation in	representation
executive positions	among directors
(vice-president level and above)	on the BCE Board

BIPOC representation in	BIPOC representation
Bell senior management	among new graduates
and interns

ENVIRONMENT

We believe that it is our responsibility to minimize the negative environmental impacts of our operations, and to create positive impacts where possible. We also know that our team members, our customers, and our investors expect this. Taking care of the environment makes good business sense. If we fail to take action to reduce our negative impacts on the environment, we risk losing our valuable team members and customers to competitors, we risk increased costs due to fines or remediation requirements, and we will likely lose investors, all of which could adversely impact our business.

We have been implementing and maintaining programs to reduce the environmental impact of our operations for more than 25 years. Our Environmental Policy, first issued in 1993, reflects our team members’ values, as well as the expectations of customers, investors and society that we regard environmental protection as an integral part of doing business that needs to be managed systematically under a continuous improvement process. We implemented an environmental management system (EMS) to help with this continuous improvement, and it has been certified ISO 14001 (2) since 2009, making us the first North American communications company to be so designated. We have continuously maintained this certification since then. In addition, Bell Canada’s energy management system was certified ISO 50001 (3) in 2020, making us the first North American communications company to be so designated.

WHY CLIMATE CHANGE MATTERS

The changing climate can lead to increased risks for any business – including financial, operational and reputational risks. Moreover, public health and supply chains could suffer major negative impacts from climate change. We believe that we have an important role to play in doing our fair share by reducing our GHG emissions, and in providing our customers with technologies that help them address climate change and adapt to related impacts on their businesses.

WHAT WE ARE DOING

We are taking action both to help fight climate change and adapt to its consequences. We adapt by taking action to maintain our resiliency in the face of climate change, and are helping our customers do the same. To fight climate change, we are focused on reducing our energy consumption and GHG emissions, while also helping customers reduce theirs. Fostering innovation that helps reduce our customers’ and Bell’s carbon footprint is part of our culture. On an annual basis, we calculate, monitor and publicly report on our energy performance and associated GHG emissions as part of our rigorous environmental and energy management systems. Since 2003, we report on our climate change mitigation and adaptation efforts through the CDP, a not-for-profit organization that gathers information on climate-related risk and opportunities from organizations worldwide. In 2021, we obtained an

(1)	Defined as women, and directors and executives who identify with a gender other than a man or woman.

(2)

Our ISO 14001 certification covers Bell Canada’s oversight of the EMS associated with the development of policies and procedures for the delivery of landline, wireless, TV and Internet services, broadband and connectivity services, data hosting, cloud computing, radio broadcasting and digital media services, along with related administrative functions.

(3)

Our ISO 50001 certification covers Bell Canada’s energy management program associated with the activities of real estate management services, fleet services, radio broadcasting and digital media services, landline, wireless, TV, Internet services, connectivity, broadband services, data hosting and cloud computing, in addition to related general administrative functions.

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A- score, ranking us in the “Leadership Band” for the sixth consecutive year, recognizing our leadership on climate action, our alignment with current best practices and the transparency of our climate-related disclosures. Furthermore, we disclose annually on our risks and opportunities related to climate change following the 11 recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD). In 2021, we surpassed our GHG emissions intensity reduction objective by 15%. Going forward, our target is to be carbon neutral for our operational GHG emissions (1) starting in 2025. For 2030, we have set science-based GHG emissions reduction targets that are consistent with limiting global warming to 1.5°C (2), in line with the most ambitious temperature goal of the Paris Agreement.

KEY METRIC

Reduce the ratio of our operational GHG emissions

to our network usage

Operational emissions (tonnes) divided by network usage (petabytes)

WHY CIRCULAR ECONOMY MATTERS

The circular economy model enables organizations to rethink the traditional linear business model of “take, make, waste” and encourages them to implement solutions that detach growth from accelerating raw material consumption in an effort to reduce the environmental impact of their operations. The traditional linear model, where it has been deployed in Bell’s business operations, generates waste. Reducing waste is an essential part of our commitment to improve on our operational efficiency and aligns with the values and expectations of our employees, customers and investors. The circular economy model provides Bell with a framework for repositioning waste as a resource, for both environmental and economic benefit.

WHAT WE ARE DOING

Bell has managed waste reduction, reuse and recycling programs for more than 30 years. We have ambitious waste reduction goals and strong monitoring processes in place that enable us to track and report on our waste-generating activities. To manage the waste created from the electronic devices we distribute to customers, we have implemented effective and accessible e-waste collection programs for the recovery, reuse, refurbishment and recycling of customer-facing devices, including national take-back programs, drop boxes and mail-in instructions. To measure the success of these programs, we have set a goal of collecting 7 million used TV receivers, modems, mobile phones and Wi-Fi pods from January 2021 to the end of 2023. At Bell, we believe in leading by example, and so to continue to manage and reduce the waste generated from our own operations, we have adopted a new target to reach and maintain a 15% reduction of total waste sent to landfill by 2025, with a reference year of 2019. Through setting ambitious waste reduction targets such as the ones listed above, we are striving to build a resilient path to circularity with the ambition of sending zero waste to landfill and are investing in research and development of products where current technology does not provide responsible waste diversion methods.

KEY METRIC

Cumulative recovery of used TV receivers, modems,

Wi-Fi pods (3) and mobile phones

PRIVACY AND INFORMATION SECURITY

Privacy and information security present both potentially significant risks and opportunities for any business operating in the digital economy. They are the subject of an expanding range of obligations in new privacy and data protection laws being enacted in Canada and around the world. Our customers, team members and investors increasingly expect us to demonstrate that we collect data appropriately, use it for purposes that advance their interests, and keep it secure.

WHY DATA GOVERNANCE MATTERS

We recognize that to achieve our purpose of advancing how Canadians connect with each other and the world, we must maintain the social licence from our customers and all Canadians to collect and use data in our operations. A strong and consistently applied approach to data governance is critical to maintaining that social licence by focusing on respecting the privacy of our customers’ data and protecting such data against information security threats. Conversely, failure to meet customer expectations regarding the appropriate use and protection of their data can have negative reputational, business and financial consequences for our company.

(1)

Operational GHG emissions include scope 1 and scope 2 emissions. Scope 1 GHG emissions are direct emissions from sources that are owned or controlled by Bell. Scope 2 GHG emissions are indirect emissions associated with the consumption of purchased electricity, heat, steam and cooling.

(2)	Pending approval by the SBTi.

(3)	Wi-Fi pods have been included in the scope starting in 2021.

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WHAT WE ARE DOING

Our approach to data governance encompasses the protection and appropriate use of data across its lifecycle, and we are incorporating data governance proactively as a core consideration in all our business initiatives and technology decisions. The BCE Board adopted an enhanced data governance policy in 2020, bringing together multiple existing policies and programs in the interrelated areas of privacy, information security, data access management and records management. In 2021, we implemented mandatory data governance training for all employees as part of our biannual code of conduct training program.

WHY INFORMATION SECURITY MATTERS

Cybersecurity threats give rise to new and emerging standards and regulations. We need to be able to identify and address information security risks in a timely manner in order to be in a better position to protect our market share and reputation, and these efforts align with our strategic imperative to champion customer experience, while at the same time reducing exposure to cyberattacks. Avoiding data breaches can also limit the increase in expenses associated with remediation efforts and legal exposures, aligning with our strategic imperative to operate with agility and cost efficiency.

WHAT WE ARE DOING

We are focused on maintaining the trust that our customers have in us to protect their data. To do this, we implement prevention, detection, and response programs related to security threats. In addition, we are helping define industry security and risk management practices, and we train our team members on data protection. To that end, in 2021, we onboarded 100% of our selected team members to Bell’s Be Cyber Savvy information security training program and 70% completed the full program. This training program involves our specialized Be Cyber Savvy platform, and includes phishing simulations and four courses that team members must complete in one year. Additionally, we set a new target to improve, year over year, the phishing simulation report rate for our team members. These initiatives enable a stronger cybersecurity culture and greater awareness of cybersecurity risks. We also aim to align our information security management to the ISO 27001 standard by the end of 2023.

KEY METRIC

Be Cyber Savvy information security training

for all applicable team members across Bell

ASSUMPTIONS

GHG EMISSIONS REDUCTION TARGETS

Our GHG emissions reduction targets are based on a number of assumptions including, without limitation, the following principal assumptions:

•	Implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers

•	No new corporate initiatives, business acquisitions or technologies that would materially increase our anticipated levels of GHG emissions

•	Ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions, if and when required

•	No negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions

•	No required changes to our SBTs pursuant to the SBTi methodology that would make the achievement of our updated SBTs more onerous

•	Sufficient supplier engagement and collaboration in setting their own SBTs and sufficient collaboration with partners in reducing their own GHG emissions

DIVERSITY, EQUITY AND INCLUSION TARGETS

Our diversity, equity and inclusion (DEI) targets are based on a number of assumptions including, without limitation, the following principal assumptions:

•	Ability to leverage DEI partnerships and recruitment agencies to help identify qualified diverse talent for vacant positions

•	Sufficient diverse labour market availability

•	Implementation of corporate and business initiatives to increase awareness, education and engagement in support of our DEI targets

•	Propensity of existing employees and job-seekers to self-identify to enable a diverse workforce representation

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2    Strategic imperatives

Our success is built on the BCE team’s dedicated execution of the six strategic imperatives that support our purpose to advance how Canadians connect with each other and the world.

This section contains forward-looking statements, including relating to our network deployment plans and our 2022 objectives, plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

2.1    Build the best networks

Continuing to enhance our key competitive advantage with a focus on delivering the leading broadband fibre and wireless networks in locations large and small.

2021 PROGRESS

•

Continued to expand our FTTP direct fibre footprint, reaching approximately 6.2 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba. FTTP delivers total broadband access speeds of up to 1.5 Gbps currently, with faster speeds expected in the future as equipment evolves to support these higher speeds.

•

Completed the buildout of our WHI service in smaller towns and rural communities across Ontario, Québec, the Atlantic provinces and Manitoba, reaching our target of 1 million locations one year ahead of schedule. WHI delivers access speeds of up to 50/10 (50 Mbps download/10 Mbps upload).

•

Acquired 271 licences for 678 million MHz-Pop of 3500 MHz spectrum in a number of urban and rural markets for $2.07 billion following ISED’s wireless spectrum auction, extending Bell’s leadership in delivering enhanced 5G digital experiences to Canadian consumers and businesses

•	Expanded our 5G wireless network to reach more than 70% of Canada’s population

•	Bell remained Canada’s fastest and most awarded 5G network

•	Ranked as Canada’s fastest 5G network for the second time in a row in Ookla’s 2021 Speedtest Awards

•

Recognized as Canada’s best 5G network by Global Wireless Solutions (GWS). GWS determined that Bell 5G offers the fastest data speeds of any mobile network in the country, and is also the top national network for gaming and video applications.

•	Bell’s 4G and 5G networks were ranked Canada’s fastest for the second year in a row in PCMag’s Fastest Mobile Networks Canada 2021
•

Worked closely with federal and provincial governments on projects to bring broadband access to remote and other hard to serve areas, including Québec’s Operation High Speed project, the federal Universal Broadband Fund and multiple initiatives in Atlantic Canada

•

Became a Founding Partner and exclusive telecommunications provider of The PIER at the Halifax Seaport, deploying a 5G-ready wireless private network to enable a living lab that will shape the future of the transportation, supply chain and logistics industries in Canada

•

Collaborated with Nokia to conduct the first successful test of 25G passive optical network (PON) fibre broadband technology in North America, validating that current GPON and XGS-PON broadband technology and future 25G PON can work seamlessly together on the same fibre hardware, which is being deployed throughout the network today

2022 FOCUS

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint

•

Increase the number of customer locations covered with direct fibre connections by as many as 900,000, bringing our total broadband footprint to approximately 8.1 million homes and businesses by the end of 2022

•	Continued deployment of 5G wireless network offering coverage that is competitive with other national operators

•	Expand mobile 5G coverage to more than 80% of the Canadian population

•	Launch 5G standalone core leveraging 3500 MHz spectrum that will drive enhanced speeds, lower latency and enable next-generation services

2.2    Drive growth with innovative services

Leveraging our leading networks to provide truly differentiated communications services to Canadians and drive revenue growth.

2021 PROGRESS

•	Added 294,842 total net postpaid and prepaid mobile phone subscribers, up 54.6% over 2020

•	Expanded our lineup of 5G, 4G LTE and LTE-A devices, including Apple’s iPhone 13 Series, the Samsung Galaxy S21 5G series and Google’s Pixel 6 and Pixel 6 Pro
•

Entered into an agreement with Amazon Web Services, Inc. (AWS) to support 5G innovation and accelerate cloud adoption across Canada. Bell is the first Canadian communications company to offer AWS-powered 5G MEC (multi-access edge computing) for business and government customers.

•

Formed a strategic partnership with Google Cloud to help power Bell’s company-wide digital transformation, enhance its network and IT infrastructure, and enable a more sustainable future. The multi-year partnership will combine Bell’s 5G network leadership with Google’s expertise in multicloud, data analytics, and artificial intelligence (AI), to deliver next-generation experiences for Bell customers across Canada.

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•

Launched TSN 5G View/Vision 5G RDS, an exclusive in-app feature that leverages Bell’s mobile 5G network to offer fans interactive new ways to watch sports, including the ability to control their viewing angle on every play from their mobile device. TSN 5G View/Vision 5G RDS is available for Montréal Canadiens, Toronto Maple Leafs and Toronto Raptors home game broadcasts on TSN and RDS, and will expand to more sports events, teams and venues over time.

•	Collaborated with TikTok Canada on Paint Portal, a 5G multi-user augmented reality (AR) experience that lets the TikTok community paint together while physically apart, powered by Bell’s 5G network

•	Partnered with VMware and AWS to help organizations across Canada plan, simplify and manage their hybrid cloud transformations

•

Entered into an agreement with Esri Canada, the nation’s leading geographic information system (GIS) provider, to create the Bell Integrated Smart City Ecosystem, an integrated solution combining Bell’s award-winning 5G network and IoT solutions with Esri’s real-time analytics and location intelligence capabilities to help cities of all sizes across Canada become connected communities, empowering them to realize their smart city ambitions

•

Launched Smart Supply Chain powered by Bell IoT Smart Connect, an “as-a-service” IoT aggregation solution designed for fleet and supply chain operators. The new platform aggregates multiple IoT data sources and operational data sets into a single dashboard accessible through Bell’s Self Serve Centre.

•

Formed a connected car partnership with Honda Canada equipping Honda and Acura vehicles with built-in Wi-Fi hotspots that enable drivers and their passengers to stay fully connected online, safely and hands-free, while on the open road

•

Built on our position as the leading Internet service provider (ISP) in Canada with a retail high-speed Internet subscriber base of 3,861,653 at December 31, 2021, up 4.2% over 2020, including approximately 2 million FTTP customers at December 31, 2021

•	Bell was named Best Gaming Internet provider among Canada’s major providers in PCMag’s Best Gaming ISPs 2022 report

•	Launched Home Hub 4000 featuring powerful Wi-Fi 6 technology for fibre customers in Ontario and Québec

•	Virgin Mobile Canada officially rebranded to Virgin Plus, a new name and identity that reflects the company’s evolving service offerings beyond mobility, including Internet and app-based TV service
•

Launched the Bell Security Unified Response Environment (BSURE), a new service that combines Bell’s national security operations with industry-leading security technologies from Fortinet, Inc. (Fortinet), a U.S. based network security company, to provide Bell Business Markets customers with a robust 24/7 managed cyber security solution

•	Partnered with SCALE AI, a Montréal-based investment and innovation hub, to reduce installation time for new fibre connections using AI

2022 FOCUS

•	Maintain our market share of national operators’ postpaid mobile phone net additions

•	Growth of our prepaid mobile phone subscriber base

•	Introduction of more 5G devices

•	Increased adoption of unlimited data plans and device financing plans

•	In January 2022, Bell introduced new mobile unlimited Ultimate plans to make the most of 5G with more data at max speeds, international messaging, HD video quality and hotspot capability

•	Accelerated business customer adoption of advanced 5G and IoT solutions

•	Continued diversification of Bell’s distribution strategy with a focus on expanding DTC and online transactions

•	Cross sell to customers who do not have all their telecommunication services with Bell

•	Continued growth in retail Internet subscribers

•	Enhance Internet product superiority through new service offerings with next generation speeds and hardware to provide an enhanced customer experience in the home

•

Invest in direct fibre expansion, 5G and new solutions in key portfolios such as Internet and private networks, cloud services, unified communications, security and IoT to improve the business client experience and increase overall business customer spending on telecommunications products and services

•	Continue to deliver network-centric managed and professional services solutions to large and medium-sized businesses that increase the value of connectivity services

2.3    Deliver the most compelling content

Taking a unified approach across our media and distribution assets to deliver the content Canadians want the most.

2021 PROGRESS

•	Maintained our position as Canada’s largest TV provider with 2,735,010 retail subscribers at December 31, 2021, and increased our total number of IPTV subscribers by 4.2% to 1,882,441

•	Grew our Crave subscriber base to more than 2.9 million, up 6% over 2020

•	Launched Crave Mobile, offering access to the streaming service’s unparalleled content library on a single mobile device, and Crave Total for multiple user access across a full range of screens

•	Maintained CTV’s #1 ranking as the most-watched TV network in Canada for the 20th year in a row

•

Bell Media had 5 of the top 10 English entertainment specialty channels among Adults 25-54 (A25-54), comprising CTV Comedy, Discovery, CTV Drama, CTV Sci-Fi and Much. CTV Comedy was the #1 entertainment specialty channel in 2021.

•	TSN remained Canada’s sports leader and RDS remained the top French-language sports network

•	Noovo had the largest primetime viewership growth among adults Adults 25-54 versus its two main French-language competitors

•

Noovo expanded its digital offering available on the Noovo.ca website and via the Noovo app, showcasing its extensive catalogue of French-language programming and launched the Noovo Info news service (including original French-language news program Noovo Le Fil), featuring a strong team of journalists covering current affairs and subjects of interest for viewers across Québec

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•	MuchMusic was revitalized as a digital-first network available across major social media platforms

•

Launched Bell demand-side platform (DSP), a new ad tech platform for Canadian advertisers and agencies, delivering a world class programmatic marketplace to facilitate new and easier media buying capabilities. Bell DSP allows the advertising community to leverage Bell’s privacy compliant first party data to discover and activate on Bell Media’s premium digital inventory, as well as the inventory on the open market across multiple formats including digital video, connected TV, and audio. Bell DSP is the result of a strategic alliance announced in 2021 between Bell and advanced advertising technology company Xandr.

•	Acquired the operations of Montréal’s Octane Racing Group Inc., promoter of the F1 Canadian Grand Prix, the largest annual sports and tourism event in the country

2022 FOCUS

•	Continued growth in IPTV subscribers

•	Enhance TV product superiority through new service offerings and innovation to provide an enhanced customer experience in the home

•	Reinforce industry leadership in conventional TV, specialty TV, pay TV, streaming and sports services
•	Continued scaling of Crave through broader content offering, user experience improvements and Crave Mobile

•	Continued investment in Noovo originals to increase market share and bolster our position in news through continued audience growth

•

In January 2022, Bell Media launched the new digital platform noovo.info, which expands the reach of our Noovo Info French-language news division, offering breaking news coverage, original broadcasts and podcasts, and exclusive multimedia content

•	Grow ad revenue and maximize market share as demand continues to return across all platforms

•	Scale our Strategic Audience Management (SAM) TV and Bell DSP buying platforms

•	Increase inventory for CTV and Noovo AVOD platforms with the addition of connected TV platforms

•	Optimize unique partnerships and strategic content investments to monetize content rights and Bell Media properties across all platforms

2.4    Champion customer experience

Making it easier for customers to do business with Bell at every level, from sales to installation to ongoing support.

2021 PROGRESS

•

Led all national providers in reducing customer complaints for the 6th straight year according to the 2020–21 Annual Report from the Commission for Complaints for Telecom-television Services (CCTS). The CCTS reported that while complaints across the industry increased by 9%, Bell had a decline of 8%. Overall, Bell’s share of complaints continued its declining trend, dropping 4% from the previous year.

•	MyBell was named Best Telecommunication Mobile Application of the Year at the 2021 Mobile Web Awards

•	MyBell and Virgin Plus My Account won the 2021 Platinum and Gold MarCom Awards as the top service apps

•	Improved blended mobile phone churn by 0.03 pts over 2020 to 1.23%

•	Improved customer churn rates across all wireline residential services over 2020

•	Expanded Bell Move Valet, a service that ensures the seamless transfer of Internet, TV and phone services from one residential address to another, to Atlantic Canada

•

Launched self-serve Virtual Repair tool online and through the MyBell and Virgin Plus apps, enabling Bell and Virgin Plus residential customers in Ontario and Québec to troubleshoot and resolve common Internet, TV and phone issues at home

•	Leveraged AI and machine learning to improve our digital capabilities with new features including personalized messages, in-app chat and data management controls

•

Integrated our innovative Manage Your Appointment tool directly into the Virgin Plus My Account app, enabling customers to easily add or modify a service appointment, send information to a technician such as entry codes and parking instructions, receive advance notifications and rate their service experience directly on the app

•	Introduced a complete self-installation option for Bell and Virgin Plus customers in Ontario and Québec who are already connected to our fibre network

2022 FOCUS

•	Improve customer experience with continued scaling of digital sales capabilities and functionality

•	Further improve and expand self-installation capabilities

•	Further improve customer satisfaction scores

•	Further evolve our self-serve tools

•	Further reduce the total number of customer calls to our call centres as well as the number of truck rolls

•	Continue to invest in AI and machine learning to resolve customer issues faster

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2 MD&A Strategic imperatives

2.5    Operate with agility and cost efficiency

Underscoring a focus on operational excellence and cost discipline throughout every part of our business.

2021 PROGRESS

•	Improved BCE consolidated adjusted EBITDA margin (1) by 0.2 pts over 2020

•	Reduced wireline operating costs by 1.4%, contributing to Bell Wireline adjusted EBITDA margin improvement of 0.6 pts over 2020

•	Delivered productivity improvements and cost efficiencies resulting from the expansion of Bell’s all-fibre network footprint and service innovations enabled by new broadband technologies

•	Lowered Bell Canada’s average after-tax cost of publicly issued debt securities to 2.8%

2022 FOCUS

•	Continued sharp focus on our cost structure

•	Realize cost savings from:

•	operating efficiencies enabled by a growing direct fibre footprint

•	changes in consumer behaviour and digital adoption

•	product and service enhancements and innovation

•	new call centre technology and digital investments that are enabling self-serve capabilities

•	other improvements to the customer service experience

•	management workforce reductions including attrition and retirements

•	lower contracted rates from our suppliers

•	rationalization of real estate footprint

2.6    Engage and invest in our people and create a sustainable future

Strengthening our leading workplace culture, recognizing that Bell’s success requires a dynamic and engaged team that is committed to the highest ESG standards.

2021 PROGRESS

•

Recognized as one of Canada’s Top 100 Employers for the seventh consecutive year in Mediacorp’s annual review of the best workplaces across the country, reflecting our company’s broad range of learning opportunities, commitment to workplace mental health and focus on diversity

•

Named one of Canada’s Best Diversity Employers for the fifth year in a row in Mediacorp’s 2021 report on workplace diversity and inclusion in recognition of Bell’s commitment to an inclusive, equitable and accessible workplace that reflects Canada’s diversity and our ongoing action to combat systemic racism

•	Named one of Canada’s Top Employers for Young People for the fourth consecutive year by Mediacorp in recognition of our industry-leading recruitment and career development programs for students

•	Named one of Canada’s Top Family-Friendly Employers by Mediacorp in recognition of a wide range of employee benefits that support families

•	Named one of Canada’s Greenest Employers for the fifth straight year

•	Reached our 40% target for BIPOC representation among new graduate and intern hires, 4 years ahead of our 2025 goal

•

Continued our initiatives to support BIPOC team members and communities, working with our employee-led Black Professionals at Bell Network, which supports professional development for Black team members, and partnerships with groups like the Onyx Initiative and the Black Professionals in Tech Network to promote the recruitment of Black talent and initiatives such as HireBIPOC and the Bell Let’s Talk Diversity Fund

•

Launched a company-wide Accessibility Program to make our products and services more accessible and ensure people with disabilities have equal opportunities through the use of advanced communication technologies

•	Introduced Bell Workways, a hybrid work model that provides our team members with more flexibility, collaboration and support in how and where they work
•	Launched our new company-wide employee recognition program Better Together, offering more engaging opportunities to highlight outstanding work and accomplishments

•	Provided multiple resources to help team members deal with the change and adversity resulting from the COVID crisis, supporting a healthy work-life balance while working from home

•	Continued to reinforce our COVID-19 operating principles and align with all government protocols, with a focus on protecting the health and safety of our customers, colleagues and communities.

•	Implemented a vaccination policy that prioritizes the health of our employees, customers and communities as well as reflects government and public health guidance

•	Launched Bell for Better, our long-term commitment to create better outcomes for all stakeholders

2022 FOCUS

•	In 2022, we embedded our focus on creating a more sustainable future directly into our six strategic imperatives, reflecting our long-standing commitment to the highest ESG standards

•	In January 2022, we rolled out unlimited mental health benefit coverage for team members and their eligible family members to support their mental health and well-being

•	In January 2022, we introduced a flexible holiday policy, including the ability to substitute days, reflecting our support for flexibility and diversity in the workplace

•	In February 2022, we enhanced Bell’s Employee and Family Assistance Program with the launch of a new website and mobile app with improved support and wellness resources

•	Launch an Employee Value Proposition, capturing Bell’s promise to current and future employees as well as the values and experiences that make Bell unique

•	Launch a unified mentorship program to support the development of leaders

•	Deliver on diversity, equity and inclusion commitments

•	Build Bell’s talent advantage by expanding critical skills and upskilling program, Bell U

•	Move forward with ESG initiatives and Bell for Better commitments

(1)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

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3 MD&A Performance targets, outlook, assumptions and risks

3   Performance targets, outlook, assumptions

     and risks

This section provides information pertaining to our performance against 2021 targets, our consolidated business outlook and operating assumptions for 2022 and our principal business risks.

3.1  BCE 2021 performance vs. guidance targets

FINANCIAL MEASURE	2021 TARGET	2021 PERFORMANCE AND RESULTS

Revenue growth	2%–5%	2.5%	BCE revenues increased by 2.5% in 2021 compared to last year, reflecting our strong operational execution as we continued to recover from the impact of the COVID-19 pandemic. The growth was driven by our Bell Wireless and Bell Media segments, offset in part by a decline in Bell Wireline. Service and product revenue were both up year over year, 2.6% and 1.6%, respectively.

Adjusted EBITDA growth	2%–5%	3.0%	BCE adjusted EBITDA increased by 3.0% in 2021, compared to 2020, attributable to growth across all three of our segments, driven by higher revenues, offset in part by greater operating expenses.

Net earnings growth	Not applicable	7.2%	In 2021, net earnings increased by 7.2%, compared to 2020, mainly due to higher adjusted EBITDA, higher other income and lower impairment of assets primarily at our Bell Media segment, partly offset by higher income taxes, lower net earnings from discontinued operations as a result of a gain on sale, net of taxes, of $211 million in Q4 2020 from the completion of the sale of substantially all of our data centre operations, higher depreciation and amortization, and higher severance, acquisition and other costs.

Capital intensity (1)	18%–20%	20.6%	2021 capital expenditures increased by 15.1% over last year to $4,837 million, with a corresponding capital intensity of 20.6%, up 2.2 pts over 2020. Capital intensity came in higher than our target range, consistent with our two-year plan to accelerate the rollout of our mobile 5G, fibre and rural WHI networks.

Net earnings per share (EPS) growth	Not applicable	8.3%	Net earnings attributable to common shareholders in 2021 increased by $211 million, or $0.23 per common share, compared to 2020, mainly due to higher adjusted EBITDA, higher other income and lower impairment of assets primarily at our Bell Media segment, partly offset by higher income taxes, lower net earnings from discontinued operations as a result of a gain on sale, net of taxes, of $211 million in Q4 2020 from the completion of the sale of substantially all of our data centre operations, higher depreciation and amortization, and higher severance, acquisition and other costs.

Adjusted net earnings per share (adjusted EPS) (2) growth	1%–6%	5.6%	Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI), adjusted net earnings in 2021 was $2,895 million, or $3.19 per common share, compared to $2,730 million, or $3.02 per common share, in 2020.

Cash flows from operating activities	Not applicable	$8,008 million	In 2021, BCE’s cash flows from operating activities increased by $254 million, compared to 2020, mainly due to higher adjusted EBITDA and higher cash from working capital due mainly to the timing of supplier payments, partly offset by higher severance and other costs paid and higher income taxes paid. Additionally, there was lower cash from discontinued operations in 2021 as the sale of substantially all of our data centre operations was completed in Q4 2020.

Free cash flow	$2,850 million – $3,200 million	$2,995 million	Free cash flow decreased by $353 million in 2021, compared to 2020, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid.

Annualized common dividend per share	$3.50 per share	$3.50 per share	Annualized BCE common dividend per share for 2021 increased by 17 cents, or 5.1%, to $3.50 compared to $3.33 per share in 2020.

(1)	Capital intensity is defined as capital expenditures divided by operating revenues.

(2)	Adjusted EPS is a non-GAAP ratio. Refer to section 11.2, Non-GAAP ratios in this MD&A for more information on this measure.

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3 MD&A Performance targets, outlook, assumptions and risks

3.2   Business outlook and assumptions

This section contains forward-looking statements, including relating to our projected financial performance and expected contribution levels to our DB pension plans in 2022, our network deployment plans and our 2022 annualized common share dividend and business outlook, objectives, plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

We expect that our financial performance in 2022 will surpass pre-COVID-19 achieved in 2019 levels as we build on the favourable financial performance, significant broadband investments and operating momentum we delivered in 2021. Due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible resurgences in the number of COVID-19 cases and the potential emergence of other variants, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods. In addition, the extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the timely distribution of effective vaccines and treatments, the potential development and distribution of new vaccines and treatments, vaccination hesitancy and the population level that chooses to remain unvaccinated, the time required to achieve broad immunity, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, and the actions required to contain the coronavirus or remedy its impacts, among others.

Our strategic priorities in 2022 centre on:

•	Achieving our accelerated network expansion targets

•

Deploying growth capital to: drive higher Internet penetration and win share; maintain momentum on our higher-value mobile phone and 5G strategy; and continue development on converged fibre and 5G IoT, MEC and other advanced services to drive future growth

•	Accelerating our digital-first media strategy

•	Improving the customer experience with scaling of digital sales and support capabilities and functionality

•	Maintaining a sharp focus on our cost structure

Underpinning our outlook for 2022 is a positive financial profile for all three Bell operating segments that reflects sound industry fundamentals and our consistent execution in a competitive marketplace. Wireless, retail Internet and TV subscriber base growth, together with pricing discipline and the flow-through of operating cost savings from fibre-related operating efficiencies and continued service improvement, are projected to drive year-over-year growth in revenue and adjusted EBITDA. This, together with an expected reduction in contributions to our DB pension plans and lower cash income taxes, is expected to drive higher free cash flow, providing support for the higher BCE common share dividend for 2022, as well as increased capital expenditures to forge ahead even more aggressively with our largest-ever annual fibre buildout and expand the reach of our 5G network.

The key 2022 operational priorities for BCE are:

•	Maintain our market share of national operators’ postpaid mobile phone net additions

•	Growth of our prepaid mobile phone subscriber base

•	Continued deployment of 5G wireless network offering coverage that is competitive with other national operators

•	Increased adoption of unlimited data plans and device financing plans

•	Accelerated business customer adoption of advanced 5G and IoT solutions

•	Continued growth in retail Internet and IPTV subscribers

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint

•	Enhance Internet and TV product superiority through new service offerings and innovation to provide an enhanced customer experience in the home

•	Cross sell to customers who do not have all their telecommunication services with Bell

•

Realization of cost savings enabled by a growing direct fibre footprint, changes in consumer behaviour, digital adoption, product innovation, expanding self-serve capabilities, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•

Media revenue growth from expected continued strong demand in TV advertising, including scaling of SAM TV and Bell DSP buying platforms, and a gradual recovery in radio and OOH advertising combined with DTC subscriber growth, while seeking to control TV programming and premium content cost escalation.

•	Continued scaling of Crave through broader content offering, user experience improvements and Crave Mobile

•	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms

•	Optimize unique partnerships and strategic content investments to monetize content rights and Bell Media properties across all platforms

Our projected financial performance for 2022 enabled us to increase the annualized BCE common share dividend for 2022 by 18 cents, or 5.1%, to $3.68 per share.

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3 MD&A Performance targets, outlook, assumptions and risks

ASSUMPTIONS

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

We have made certain assumptions concerning the Canadian economy, which in turn depend on important assumptions about the evolution of the COVID-19 pandemic, including the progress of the vaccination rollout. Notably, it is assumed that most public health restrictions in Canada are eased in the first quarter of 2022 and pandemic-related effects on demand diminish gradually over time. In particular, we have assumed:

•

Strong economic growth as demand remains robust and supply recovers from the effects of the pandemic, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of around 4% on average in 2022

•	Strong household consumption growth supported by improving confidence and some spending of accumulated savings

•	Robust business investment outside the oil and gas sector due to growing demand, improving business confidence and the gradual easing of supply constraints

•	Strong labour market

•	Higher immigration levels

•	Interest rates expected to increase in 2022

•

Elevated consumer price index (CPI) inflation from strong demand, supply shortages and high energy prices over the first half of 2022. Inflation is anticipated to decline by the end of 2022 as these pandemic-related pressures dissipate.

•	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

MARKET ASSUMPTIONS

•	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors

•

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2022

•

Declines in broadcasting distribution undertakings (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand streaming services together with further scaling of OTT aggregators

ASSUMPTIONS UNDERLYING EXPECTED REDUCTIONS

IN CONTRIBUTIONS TO OUR DB PENSION PLANS

•

At the relevant time, our DB pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken

•	No significant declines in investment returns or interest rates

•	No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

3.3   Principal business risks

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-specific risks are reported in section 5, Business segment analysis. For a detailed description of the principal risks relating to our regulatory environment and a description of the other principal business risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation, refer to section 8, Regulatory environment and section 9, Business risks, respectively.

COVID-19 PANDEMIC AND ASSOCIATED

GENERAL ECONOMIC CONDITIONS

Since the COVID-19 pandemic’s inception, governments and businesses worldwide have adopted restrictive measures to combat the spread of the coronavirus, such as physical distancing, the wearing of masks or face coverings and capacity restrictions in public settings, the temporary closure of non-essential businesses and schools, stay-at-home and work-from-home policies, quarantine periods, border closures, travel bans and advisories, vaccine passports, testing requirements, curfews and other restrictions. These measures have significantly disrupted retail and commercial activities in most sectors of the economy. While the subsequent easing of certain of these measures across Canada allowed many businesses to resume or increase some level of activities, often with certain operational adjustments, amid the uncertainty caused by the COVID-19 pandemic, resurgences in new COVID-19 cases and the emergence and progression of new variants have caused and could again cause governments to strengthen or re-introduce restrictive measures including, depending on a resurgence’s intensity, certain or all of the strict confinement measures and business closures previously mandated or, potentially, additional measures. The strengthening or re-introduction of restrictive measures, or a more prolonged duration of the pandemic, could result in increased adverse economic disruption and financial market volatility. The uncertainty brought about by the COVID-19 pandemic could result in increased insolvencies, bankruptcies, permanent store closures and decreased consumer and corporate spending in Canada and around the world. Economic uncertainty could continue or worsen for as long as measures taken to contain the spread of COVID-19 persist and certain of such economic conditions could continue even upon the gradual or complete removal of such measures and thereafter. While government programs supporting workers and certain businesses, coupled with low interest rates, have sustained some level of consumer and business activities, it is unknown for what period of time such government programs will be maintained. In addition, it is difficult to predict the speed and magnitude of travel and economic recovery, or the associated impact on our business, once government programs and health restrictions limiting movement of people are withdrawn.

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3 MD&A Performance targets, outlook, assumptions and risks

Restrictive measures adopted or encouraged to combat the spread of the coronavirus and the resulting adverse economic conditions are expected to continue to adversely affect our business, financial condition, liquidity and financial results for as long as such measures remain in place or are re-introduced and potentially upon and after their gradual or complete removal and such adverse effect could be material. Should the COVID-19 pandemic continue for a more prolonged period of time or worsen, it could result in more financial hardship adversely affecting spending by our customers, both businesses and consumers, which could continue or accelerate the decrease in the purchase of certain of our products and services. It may also result in continued suppression by customers of mobile phone data and offloading onto Wi-Fi networks as customers work from home, as well as influence customer adoption of new services including, without limitation, 5G and IoT.

A more prolonged COVID-19 pandemic could continue to result in lower business customer activity, which could continue to lead to further reduction or cancellation of our services due to economic uncertainty. These adverse results would be exacerbated should the temporary closure of certain businesses continue or be reintroduced as a result of resurgences in the number of COVID-19 cases. Business customers may continue to postpone purchases of hardware products, downgrade data connectivity speeds, or re-prioritize various business projects with a focus on business continuity instead of growth. We may be unable to perform work and render services on the premises of certain business customers due to existing, new or reintroduced government guidelines and health and safety measures. Finally, a certain number of our business customers could become insolvent or otherwise cease to carry on business as a result of the COVID-19 pandemic.

Measures adopted to combat the spread of COVID-19 have resulted in the suspension, delay or cancellation of some live programming and other productions, resulting in reduced audience levels in certain Bell Media market segments. In addition, measures such as social distancing and stay-at-home and work-from-home policies have adversely impacted Bell Media’s radio audience levels and OOH business, while economic pressures on advertisers have led to the cancellation or deferral of advertising campaigns. These events have adversely affected, and could continue to adversely affect, for as long as they persist, Bell Media’s revenues.

In addition, risk factors including, without limitation, those described in section 9, Business risks, have been and/or could be exacerbated, or become more likely to materialize, as a result of the COVID-19 pandemic. While we have implemented business continuity plans and taken additional steps where required, including various preventive measures and precautions, there can be no assurance that these actions in response to the COVID-19 pandemic will succeed in preventing or mitigating, in whole or in part, the negative impacts of the pandemic on our company, employees or customers, and these actions may have adverse effects on our business, that may continue following the COVID-19 pandemic.

As a result of the COVID-19 pandemic, there is a higher degree of uncertainty in determining forward-looking information, including BCE’s 2022 financial guidance. The extent to which the COVID-19 pandemic will continue to adversely impact our business and financial results will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the timely distribution of vaccines and treatments and their long-term effectiveness, the potential development and distribution of new vaccines and treatments, vaccination hesitancy and the number of individuals who choose to remain unvaccinated, the time required to achieve broad immunity, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the developments and risks referred to above and elsewhere in this MD&A, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

COMPETITIVE ENVIRONMENT

Competitive activity in our industry, including from technological substitution and the expansion of alternative service providers, is intense and contributes to disruptions in each of our business segments

As the scope of our businesses increases and evolving technologies drive new services, delivery models and strategic partnerships, our competitive landscape intensifies and expands to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as global-scale competitors, including, in particular, cloud and OTT service providers, IoT hardware and software providers, voice over IP (VoIP) providers and other web-based players that are penetrating the telecommunications space with significant resources and a large customer base over which to amortize costs. Certain of these competitors are changing the competitive landscape by establishing material positions, which has accelerated during the COVID-19 pandemic. Established competitors further seek to consolidate or expand their product offerings through acquisitions in order to increase scale and market opportunities in light of these changes in market dynamics. Failure to effectively respond to such evolving competitive dynamics could adversely affect our business and financial results.

Technology substitution, IP networks and recent regulatory decisions, in particular, continue to facilitate entry in our industry. In addition, the effects of government policies reserving spectrum at favourable pricing for regional facilities-based wireless service providers continue to impact market dynamics. Together, these factors have changed industry economics and allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, some competitors deliver their services over our networks, leveraging regulatory obligations applicable to us, therefore limiting their need to invest in building their own networks and impacting the network-based differentiation of our services. Such lower required investment challenges the monetization of our networks and our operating model. Moreover, foreign OTT players are currently not subject to the same Canadian content investment obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us.

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3 MD&A Performance targets, outlook, assumptions and risks

Greater customer adoption of services like 5G, as well as IoT services and applications in the areas of retail (e.g., home automation), business (e.g., remote monitoring), transportation (e.g., connected car and asset tracking) and urban city optimization (smart cities), is expected to accelerate growth opportunities as well as competition in these areas. If we are unable to develop and deploy new solutions in advance of or concurrently with our competitors, or if the market does not adopt these new technologies in pace with our deployment of new solutions, our business and financial results could be adversely affected.

We expect these trends, some of which have intensified during the COVID-19 pandemic, to continue in the future, and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

•	The acceleration of disruptions and disintermediation in each of our business segments could adversely affect our business and financial results

•

The COVID-19 pandemic and the restrictive measures mandated or recommended to contain the spread of the coronavirus have changed consumer behaviour and activity and the way businesses operate, and such changes could continue or further evolve for as long as such measures persist, and potentially thereafter, which could adversely affect the sale of our products and services, as well as our revenues and cash flows

•

Adverse economic conditions, such as economic downturns or recessions, increasing interest rates and inflation, adverse conditions in the financial markets or a declining level of retail and commercial activity, could have a negative impact on the demand for, and prices of, our wireline, wireless and media products and services

•

Competitors’ aggressive market offers, combined with heightened customer sensitivity around pricing, could result in pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market share and sales volumes could decrease if we do not match competitors’ pricing levels or increase customer acquisition and retention spending

•

The proposed combination of Rogers Communications Inc. (Rogers) and Shaw Communications Inc. (Shaw) could create a Canadian competitor with larger scale, which could have implications for each of our business segments

•

Should our value proposition on pricing, network, speed, service or features not be considered sufficient for customers in light of available alternatives, or should our products and services not be provided over customers’ preferred delivery channels, this could lead to increased churn

•

The shift to online transactions during the COVID-19 pandemic amid store closures and reduced store traffic could continue, thereby adversely impacting our ability to leverage our extensive retail network to increase the number of subscribers and sell our products and services

•

The convergence of wireline and wireless services is impacting product purchase choice by customers and could accelerate product substitution in favour of lower-margin products as well as accelerate churn, which trends are expected to increase with the introduction of 5G

•

Regulatory decisions regarding wholesale access to our wireless and fibre networks could facilitate entry of new competitors, including OTT players, or strengthen the market position of current competitors, which may negatively impact our retail subscriber base in favour of lower-margin wholesale subscribers and thus could negatively impact our capacity to optimize scale and invest in our networks

•

The timely rollout of 5G mobile service may be adversely impacted by government decisions, constraints on access to network equipment, the limited availability of 5G-compatible handsets due to supply chain disruptions and inventory constraints, labour shortages and potential operational challenges in delivering new technology

•

The accelerated cloud-based and OTT-based substitution and the market expansion of lower-cost VoIP, collaboration and software-defined networking in a wide area network (SD WAN) solutions offered by local and global competitors, such as traditional software players, are changing our approach to service offerings and pricing and could have an adverse effect on our business

•

Spending rationalization by business customers could lead to further reductions in sales of traditional connectivity value-added services and margin erosion, driven by technology substitution, economic factors and customers’ operational efficiencies

•	Multinational business consumers’ desire to consolidate global network service supply with one supplier could accelerate the disruptions in our wireline segment

•	The pressure from simpler, lower-cost, agile service models is driving in-sourcing trends, which could have an adverse impact on our managed services business

•

Subscriber and viewer growth is challenged by changing viewer habits, the expansion and accelerated market penetration of global scale low-cost OTT content providers, OTT aggregators and other alternative service providers, some of which may offer content as loss leaders to support their core business, as well as account stacking, Canadian Radio-television and Telecommunications Commission (CRTC) arbitration and a fragmentation of audience due to an abundance of choices

•

Competition with global competitors such as Netflix, Amazon and Disney, in addition to traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition and development costs as well as reduced access to key content as some competitors withhold content to enhance their OTT service offering

•

The proliferation of content piracy could negatively impact our ability to monetize products and services beyond our current expectations, while creating bandwidth pressure without corresponding revenue growth in the context of regulated wholesale high-speed Internet access rates

•

Traditional radio faces accelerated substitution from new music players and alternative streaming services such as those offered by global audio streaming players and those made available by new technologies, including smart car services, which has been exacerbated by the COVID-19 pandemic due to a decline in radio audience driven by reduced travel needs and altered daily routines

•

The launch by Canadian and international competitors of low earth orbit (LEO) satellites to provide connectivity, primarily in rural areas and the North, intensifies competition, which could adversely affect our network deployment strategy in such areas and negatively impact demand for our connectivity services. The ability of our subsidiary Northwestel, operating in Canada’s North, to respond to the competitive threat from these providers is further hampered by CRTC retail Internet regulations.

For a further discussion of our competitive environment and related risks, as well as a list of our main competitors, on a segmented basis, refer to Competitive landscape and industry trends and Principal business risks in section 5, Business segment analysis.

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3 MD&A Performance targets, outlook, assumptions and risks

REGULATORY ENVIRONMENT

Our regulatory environment influences our strategies, and adverse governmental or regulatory decisions could have negative financial, operational, reputational or competitive consequences for our business

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements and control of copyright piracy. As with all regulated organizations, strategies are contingent upon regulatory decisions.

Adverse decisions by governments or regulatory agencies, increased regulation or lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business. As a result of the COVID-19 pandemic, additional legislation or regulations, regulatory initiatives or proceedings, or government consultations or positions, may be adopted or instituted, as the case may be, that impose additional constraints on our operations and may adversely impact our ability to compete in the marketplace.

For a discussion of our regulatory environment and the principal risks related thereto, refer to section 8, Regulatory environment as well as the applicable segment discussions under Principal business risks in section 5, Business segment analysis.

SECURITY MANAGEMENT AND DATA GOVERNANCE

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including from information security threats

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business, as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective.

Information security breaches can result from deliberate or unintended actions by a growing number of sophisticated actors, including hackers, organized criminals, state-sponsored organizations and other parties. Information security attacks have grown in complexity, magnitude and frequency in recent years and the potential for damage is increasing. Information security attacks may be perpetrated using a complex array of ever evolving and changing means including, without limitation, the use of stolen credentials, social engineering, computer viruses and malicious software, phishing and other attacks on network and information systems. Information security attacks aim to achieve various malicious objectives including unauthorized access to, ransom/encryption of, and theft of, confidential, proprietary, sensitive or personal information, as well as extortion and business disruptions.

We are also exposed to information security threats as a result of actions that may be taken by our customers, suppliers, outsourcers, business partners, employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Our use of third-party suppliers and outsourcers and reliance on business partners, which may also be subject to information security threats, also expose us to risks as we have less immediate oversight over their IT domains. Furthermore, the introduction of 5G, cloud computing and the proliferation of data services, including mobile TV, mobile commerce, mobile banking and IoT applications, as well as increased digitization and the use of emerging technologies such as AI, robotics and smart contracts leveraging blockchain for digital certification, have significantly increased the threat surface of our network and systems, resulting in higher complexity that needs to be carefully monitored and managed to minimize security threats. Failure to implement an information security program that efficiently considers relationships and interactions with business partners, suppliers, customers, employees and other third parties across all methods of communication, including social media and cloud-based solutions, could adversely affect our ability to successfully defend against information security attacks.

The COVID-19 pandemic has increased our exposure to information security threats. Remote work arrangements of our employees and those of our suppliers have increased remote connectivity to our systems and the potential use of unauthorized communications technologies. In addition, the COVID-19 pandemic has seen an increase in global criminal activity, which further pressures our security environment.

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If information security threats were to become successful attacks resulting in information security breaches, they could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business, financial results, stock price and long-term shareholder value, given that they could lead to:

•

Network operating failures and business disruptions, which could negatively impact our ability to sell products and services to our customers and adversely affect their ability to maintain normal business operations and deliver critical services, and/or the ability of third-party suppliers to deliver critical services to us

•	Unauthorized access to proprietary or sensitive information about our business, which could result in diminished competitive advantages and loss of future business opportunities

•

Theft, loss, unauthorized disclosure, destruction, encryption or corruption of data and confidential information, including personal information about our customers or employees, that could result in financial loss, exposure to claims for damages by customers, employees and others, extortion threats due to ransomware and difficulty in accessing materials to defend legal actions

•	Lost revenue resulting from the unauthorized use of proprietary information or the failure to retain or attract customers after an incident

•	Physical damage to network assets impacting service continuity

•

Fines and sanctions for failure to meet legislative requirements or from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data

•	Increased fraud as criminals leverage stolen information against our customers, our employees or our company

•

Remediation costs such as liability for stolen information, equipment repair and service recovery, and incentives to customers or business partners in an effort to maintain relationships after an incident

•

Increased information security protection costs, including the costs of deploying additional personnel and protection technologies, training and monitoring employees, and engaging third-party security experts and auditors

•	Changes in the terms, conditions and pricing of customer, supplier and financial contracts and agreements that we may have

In light of the evolving nature and sophistication of information security threats, our information security policies, procedures and controls must continuously adapt and evolve in order to seek to mitigate risk and, consequently, require constant monitoring to ensure effectiveness. However, given the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies, procedures and controls that we implement will be effective against all information security attacks. In addition, there can be no assurance that any insurance we may have will cover all or part of the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

Failure to implement effective data governance could harm our brand and reputation, expose us to regulatory pressure and penalties, constrain our competitive opportunities, and adversely affect our business and financial results

To achieve our purpose of advancing how Canadians connect with each other and the world, we must preserve the social licence from our customers and all Canadians to collect and use data in our operations. A strong and consistently applied approach to data governance is critical to maintaining that social licence, requiring us to focus on respecting the privacy of our customers’ data and protecting such data against information security threats. As our operations involve receiving, processing and storing such proprietary business and personal data, effective policies, procedures and controls must be implemented to protect information systems and underlying data in accordance with applicable privacy legislation. Failure to meet customer and employee expectations regarding the appropriate use and protection of their data can have negative reputational, business and financial consequences for the company.

There has also been increased regulatory scrutiny over the use, collection, and disclosure of personal information in Canada. We are subject to various privacy legislation, such as Canada’s anti-spam legislation (CASL) and the Personal Information Protection and Electronic Documents Act, as well as foreign privacy legislation via the mandatory flow-through of privacy-related obligations by our customers, including those of the General Data Protection Regulation (EU). Global and domestic regulation around privacy and data practices are evolving rapidly and new or amended privacy legislation has been proposed federally and in a number of Canadian provincial jurisdictions with significant obligations, limitations on the use of personal information, penalties and short implementation horizons. Our data governance framework must not only meet applicable privacy requirements, but also be able to evolve for continuous improvement. Effective data governance is also a component of good ESG practices, which are considered an increasingly important measure of corporate performance and value creation.

Failure to implement effective data governance encompassing the protection and appropriate use of data across its life cycle, and incorporating data governance as a core consideration in our business initiatives and technology decisions, could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business and financial results. It could give rise to litigation, investigations, fines and liability for failure to comply with increasingly stringent privacy legislation, as well as increased audit and regulatory scrutiny that could divert resources from business operations.

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4    Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in 2021 compared with 2020. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 5, Business segment analysis.

4.1   Introduction

BCE CONSOLIDATED INCOME STATEMENTS

	2021	2020	$ CHANGE	% CHANGE

Operating revenues

Service	20,350	19,832	518	2.6%

Product	3,099	3,051	48	1.6%

Total operating revenues	23,449	22,883	566	2.5%

Operating costs	(13,556)	(13,276)	(280)	(2.1%)

Adjusted EBITDA	9,893	9,607	286	3.0%

Adjusted EBITDA margin	42.2%	42.0%		0.2	pts

Severance, acquisition and other costs	(209)	(116)	(93)	(80.2%)

Depreciation	(3,627)	(3,475)	(152)	(4.4%)

Amortization	(982)	(929)	(53)	(5.7%)

Finance costs

Interest expense	(1,082)	(1,110)	28	2.5%

Interest on post-employment benefit obligations	(20)	(46)	26	56.5%

Impairment of assets	(197)	(472)	275	58.3%

Other income (expense)	160	(194)	354	n.	m.

Income taxes	(1,044)	(792)	(252)	(31.8%)

Net earnings from continuing operations	2,892	2,473	419	16.9%
Net earnings from discontinued operations	–	226	(226)	(100.0%)

Net earnings	2,892	2,699	193	7.2%

Net earnings from continuing operations attributable to:

Common shareholders	2,709	2,272	437	19.2%

Preferred shareholders	131	136	(5)	(3.7%)

Non-controlling interest	52	65	(13)	(20.0%)

Net earnings from continuing operations	2,892	2,473	419	16.9%

Net earnings attributable to:

Common shareholders	2,709	2,498	211	8.4%

Preferred shareholders	131	136	(5)	(3.7%)

Non-controlling interest	52	65	(13)	(20.0%)

Net earnings	2,892	2,699	193	7.2%

Adjusted net earnings	2,895	2,730	165	6.0%

Net earnings per common share (EPS)

Continuing operations	2.99	2.51	0.48	19.1%

Discontinued operations	–	0.25	(0.25)	(100.0%)

Net earnings per common share	2.99	2.76	0.23	8.3%

Adjusted EPS	3.19	3.02	0.17	5.6%
n.m.: not meaningful

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BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	2021	2020	$ CHANGE	% CHANGE

Cash flows from operating activities	8,008	7,754	254	3.3%

Capital expenditures	(4,837)	(4,202)	(635)	(15.1%)

Free cash flow	2,995	3,348	(353)	(10.5%)

BCE operating revenues grew 2.5%, over last year, reflecting our strong operational execution as we continued to recover from the effects of the COVID-19 pandemic and includes the unfavourable retroactive impact of the Q2 2021 CRTC decision on wholesale high-speed Internet access services of $44 million. The increase in operating revenues was driven by higher year-over-year service revenues of 2.6% from continued growth in our mobile phones, retail Internet and IPTV subscriber bases combined with rate increases, as well as higher media advertising and subscriber revenues. This growth was moderated by ongoing erosion in our voice, satellite TV and legacy data revenues. Product revenues were also up year over year, increasing by 1.6%, primarily due to a higher sales mix of premium mobile phones in Bell Wireless, offset in part by reduced equipment sales in our large business market.

In 2021, net earnings increased by 7.2%, compared to 2020, mainly due to higher adjusted EBITDA, higher other income and lower impairment of assets primarily at our Bell Media segment, partly offset by higher income taxes, lower net earnings from discontinued operations as a result of a gain on sale, net of taxes, of $211 million in Q4 2020 from the completion of the sale of substantially all of our data centre operations, higher depreciation and amortization, and higher severance, acquisition and other costs.

BCE’s adjusted EBITDA grew by 3.0% in 2021, compared to 2020, attributable to growth across all three segments and includes the unfavourable retroactive impact of the Q2 2021 CRTC decision on wholesale high-speed Internet access services of $44 million. The growth was due to higher revenues, offset in part by greater operating costs in Bell Media and Bell Wireless, moderated by lower costs in Bell Wireline. This resulted in an adjusted EBITDA margin of 42.2% in 2021, which represented a 0.2 pts increase over last year, driven by greater service revenue flow-through and the non-recurrence of a number of COVID-19 related expenses incurred last year.

In 2021, BCE’s cash flows from operating activities increased by $254 million, compared to 2020, mainly due to higher adjusted EBITDA and higher cash from working capital due mainly to the timing of supplier payments, partly offset by higher severance and other costs paid and higher income taxes paid. Additionally, there was lower cash from discontinued operations in 2021 as the sale of substantially all of our data centre operations was completed in Q4 2020.

Free cash flow decreased by $353 million in 2021, compared to 2020, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid.

4.2   Customer connections

BCE NET ACTIVATIONS (LOSSES)

	2021	2020	% CHANGE

Wireless mobile phone net subscriber activation (losses) (1)	294,842	190,675	54.6%

Postpaid	301,706	152,693	97.6%

Prepaid	(6,864)	37,982	n.	m.

Wireless mobile connected devices net subscriber activations (1)	193,641	227,981	(15.1%)

Wireline retail high-speed Internet net subscriber activations	152,285	148,989	2.2%

Wireline retail TV net subscriber activations (losses)	2,530	(33,859)	n.	m.

IPTV	76,068	39,191	94.1%

Satellite	(73,538)	(73,050)	(0.7%)

Wireline retail residential NAS lines net losses	(185,327)	(213,551)	13.2%

Total services net activations	457,971	320,235	43.0%

n.m.: not meaningful

(1)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed IoT units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses) and churn) have been restated for comparability. See section 11.6, KPIs, in this MD&A for more details.

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TOTAL BCE CUSTOMER CONNECTIONS

	2021	2020	% CHANGE

Wireless mobile phone subscribers (1)	9,459,185	9,164,343	3.2%

Postpaid	8,630,045	8,328,339	3.6%

Prepaid	829,140	836,004	(0.8%)

Wireless mobile connected devices subscribers (1)	2,249,794	2,056,153	9.4%

Wireline retail high-speed Internet subscribers (2)	3,861,653	3,704,590	4.2%

Wireline retail TV subscribers (3)	2,735,010	2,738,605	(0.1%)

IPTV	1,882,441	1,806,373	4.2%

Satellite (3)	852,569	932,232	(8.5%)

Wireline retail residential NAS lines	2,298,605	2,483,932	(7.5%)

Total services subscribers	20,604,247	20,147,623	2.3%

(1)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed IoT units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses) and churn) have been restated for comparability. See section 11.6, KPIs, in this MD&A for more details.

(2)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

(3)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

BCE added 457,971 net retail subscriber activations in 2021, increasing by 43.0% compared to last year. The net retail subscriber activations in 2021 consisted of:

•	294,842 wireless mobile phone net subscriber activations, along with 193,641 wireless mobile connected devices net subscriber activations

•	152,285 retail high-speed Internet net subscriber activations

•	2,530 retail TV net subscriber activations comprised of 76,068 retail IPTV net subscriber activations, offset in part by 73,538 retail satellite TV net subscriber losses

•	185,327 retail residential NAS lines net losses

At December 31, 2021, BCE’s retail subscriber connections totaled 20,604,247, up 2.3% year over year, and consisted of:

•	9,459,185 wireless mobile phone subscribers, up 3.2% year over year, and 2,249,794 wireless mobile connected devices subscribers, up 9.4% year over year

•	3,861,653 retail high-speed Internet subscribers, 4.2% higher than last year

•

2,735,010 total retail TV subscribers, down 0.1% compared to last year, comprised of 852,569 retail satellite TV subscribers, down 8.5% year over year, and 1,882,441 retail IPTV subscribers, up 4.2% year over year

•	2,298,605 retail residential NAS lines, down 7.5% over last year

4.3   Operating revenues

BCE

Revenues

(in $ millions)

	2021	2020	$ CHANGE	% CHANGE

Bell Wireless	8,999	8,683	316	3.6%
Bell Wireline	12,178	12,206	(28)	(0.2%)
Bell Media	3,036	2,750	286	10.4%
Inter-segment eliminations	(764)	(756)	(8)	(1.1%)

Total BCE operating revenues	23,449	22,883	566	2.5%

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BCE

Total operating revenues at BCE increased by 2.5% in 2021, compared to last year, as we continued to recover from the impacts of the COVID-19 pandemic and includes the unfavourable retroactive impact of the Q2 2021 CRTC decision on wholesale high-speed Internet access services of $44 million. BCE service revenues of $20,350 million and product revenues of $3,099 million in 2021, grew by 2.6% and 1.6%, respectively, over last year.

The year-over-year increase in 2021 operating revenues was driven by growth in our Bell Wireless and Bell Media segments, offset in part by a decline in our Bell Wireline segment. Bell Wireless operating revenues increased by 3.6% compared to last year due to both higher service revenues of 3.7% and higher product revenues of 3.4%. Bell Media operating revenues grew by 10.4% in 2021, from higher advertising and subscriber revenues. Bell Wireline operating revenues declined by 0.2% in 2021, due to lower product revenues of 7.0%, offset in part by service revenue growth of 0.1%, from higher data and other services revenues, offset in part by ongoing voice erosion.

4.4   Operating costs

BCE	BCE	BCE
Operating costs	Operating cost profile	Operating cost profile

(in $ millions)	2020	2021

	2021	2020	$ CHANGE	% CHANGE

Bell Wireless	(5,146)	(5,017)	(129)	(2.6%	)

Bell Wireline	(6,863)	(6,960)	97	1.4%

Bell Media	(2,311)	(2,055)	(256)	(12.5%	)

Inter-segment eliminations	764	756	8	1.1%

Total BCE operating costs	(13,556)	(13,276)	(280)	(2.1%	)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

BCE operating costs increased by 2.1% compared to 2020, due to greater expenses in Bell Media of 12.5% and Bell Wireless of 2.6%, offset in part by reduced expenses in Bell Wireline of 1.4%. The increase in operating expenses was mainly driven by higher wireless cost of goods sold and increased media programming and production costs.

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4.5   Net earnings

BCE Net earnings (in $ millions)

In 2021, net earnings increased by 7.2%, compared to 2020, mainly due to higher adjusted EBITDA, higher other income and lower impairment of assets primarily at our Bell Media segment, partly offset by higher income taxes, lower net earnings from discontinued operations as a result of a gain on sale, net of taxes, of $211 million in Q4 2020 from the completion of the sale of substantially all of our data centre operations, higher depreciation and amortization, and higher severance, acquisition and other costs.

4.6   Adjusted EBITDA

BCE Adjusted EBITDA (in $ millions)	BCE Adjusted EBITDA (in $ millions) (% adjusted EBITDA margin)

	2021	2020	$ CHANGE	% CHANGE

Bell Wireless	3,853	3,666	187	5.1%

Bell Wireline	5,315	5,246	69	1.3%

Bell Media	725	695	30	4.3%

Total BCE adjusted EBITDA	9,893	9,607	286	3.0%

BCE

BCE’s adjusted EBITDA grew by 3.0% in 2021, compared to last year, driven by growth across all three of our segments and includes the unfavourable retroactive impact of the Q2 2021 CRTC decision on wholesale high-speed Internet access services of $44 million. The growth was attributable to higher operating revenues, moderated by greater operating costs. Adjusted EBITDA margin of 42.2% in 2021, increased by 0.2 pts over last year, mainly driven by greater service revenue flow-through and the non-recurrence of a number of COVID-19 related expenses incurred last year.

4.7   Severance, acquisition and other costs

This category includes various income and expenses that are not related directly to the operating revenues generated during the year. This includes severance costs consisting of charges related to involuntary and voluntary employee terminations, as well as transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

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BCE Severance, acquisition and other costs (in $ millions)

2021

Severance, acquisition and other costs included:

•  Severance costs of $171 million related to involuntary and voluntary employee terminations

•  Acquisition and other costs of $38 million

2020

Severance, acquisition and other costs included:

•  Severance costs of $35 million related to involuntary and voluntary employee terminations

•  Acquisition and other costs of $81 million

4.8   Depreciation and amortization

The amount of our depreciation and amortization in any year is affected by:

•  How much we invested in new property, plant and equipment and intangible assets in previous years

•  How many assets we retired during the year

•  Estimates of the useful lives of assets

BCE Depreciation (in $ millions)	BCE Amortization (in $ millions)

DEPRECIATION

Depreciation in 2021 increased by $152 million, compared to 2020, in part due to a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services and accelerated depreciation of 4G network elements as we transition to 5G.

AMORTIZATION

Amortization in 2021 increased by $53 million, compared to 2020, mainly due to a higher asset base.

4.9   Finance costs

BCE Interest expense (in $ millions)	BCE Interest on post-employment benefit obligations (in $ millions)

INTEREST EXPENSE

Interest expense in 2021 decreased by $28 million, compared to 2020, mainly due to lower interest rates, partly offset by higher average debt levels.

INTEREST ON POST-EMPLOYMENT

BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2021, the discount rate was 2.6% compared to 3.1% on January 1, 2020.

In 2021, interest expense on post-employment benefit obligations decreased by $26 million, compared to last year, due to a lower discount rate and a lower net post-employment benefit obligation at the beginning of the year.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

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4.10  Impairment of assets

2021

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio cash generating units (CGUs).

During Q2 2021, we recognized $163 million of impairment charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment.

There was no impairment of Bell Media goodwill.

2020

During the second quarter of 2020, we identified indicators of impairment for certain of our Bell Media TV services and radio markets, notably declines in advertising revenues, lower subscriber revenues and overall increases in discount rates resulting from the economic impact of the COVID-19 pandemic. Accordingly, impairment testing was required for certain groups of CGUs as well as for goodwill.

During Q2 2020, we recognized $452 million of impairment charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licences, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment.

There was no impairment of Bell Media goodwill.

BCE Impairment of assets (in $ millions)

4.11  Other income (expense)

Other income (expense) includes income and expense items, such as:

•  Net mark-to-market gains or losses on derivatives used to economically hedge equity settled share-based compensation plans

•  Early debt redemption costs

•  Equity income or losses from investments in associates and joint ventures

•  Gains or losses on retirements and disposals of property, plant and equipment and intangible assets

•  Net gains or losses on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments

BCE Other income (expense) (in $ millions)

2021

Other income of $160 million included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans of $278 million, partly offset by early debt redemption costs of $53 million, losses on our equity investments which included a loss of $49 million on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures and losses on operations from our equity investments of $46 million.

2020

Other expense of $194 million included losses on retirements and disposals of property, plant and equipment and intangible assets of $83 million, which included a loss related to a change in strategic direction of the ongoing development of some of our TV platform assets under construction, net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans of $51 million, early debt redemption costs of $50 million and losses on operations from our equity investments of $38 million. These expenses were partly offset by gains on our equity investments of $43 million, which included gains on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures.

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4.12  Income taxes

BCE Income taxes (in $ millions)	The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 26.8% for 2021 and 26.9% for 2020.

	FOR THE YEAR ENDED DECEMBER 31	2021	2020

	Net earnings from continuing operations	2,892	2,473
	Add back income taxes	1,044	792

	Earnings from continuing operations before income taxes	3,936	3,265
	Applicable statutory tax rate	26.8%	26.9%

	Income taxes computed at applicable statutory rates	(1,055)	(878)
	Non-taxable portion of (losses) gains on investments	(1)	1
	Uncertain tax positions	16	21
	Effect of change in provincial corporate tax rate	–	9
	Change in estimate relating to prior periods	2	6
	Non-taxable portion of equity (losses) gains	(26)	2
	Previously unrecognized tax benefits	15	47
	Other	5	–

	Total income taxes from continuing operations	(1,044)	(792)

	Average effective tax rate	26.5%	24.3%

	Income taxes in 2021 increased by $252 million, compared to 2020, mainly due to higher taxable income, partly offset by a lower value of previously unrecognized tax benefits.

4.13  Net earnings attributable to common shareholders and EPS

BCE	BCE	BCE	BCE
Net earnings attributable	EPS	Adjusted net earnings	Adjusted EPS
to common shareholders (in $ millions)	(in $)	(in $ millions)	(in $)

Net earnings attributable to common shareholders in 2021 increased by $211 million, or $0.23 per common share, compared to 2020, mainly due to higher adjusted EBITDA, higher other income and lower impairment of assets primarily at our Bell Media segment, partly offset by higher income taxes, lower net earnings from discontinued operations as a result of a gain on sale, net of taxes, of $211 million in Q4 2020 from the completion of the sale of substantially all of our data centre operations, higher depreciation and amortization, and higher severance, acquisition and other costs.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, adjusted net earnings in 2021 was $2,895 million, or $3.19 per common share, compared to $2,730 million, or $3.02 per common share, in 2020.

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4.14  Capital expenditures

BCE Capital expenditures (in $ millions) Capital intensity (%)

BCE capital expenditures increased by 15.1% in 2021, compared to last year to $4,837 million with a corresponding capital intensity of 20.6%, up 2.2 pts over 2020. The year-over-year growth in capital spending is consistent with our two-year plan to accelerate the rollout of our mobile 5G, fibre and rural WHI networks.

4.15  Cash flows

In 2021, BCE’s cash flows from operating activities increased by $254 million, compared to 2020, mainly due to higher adjusted EBITDA and higher cash from working capital due mainly to the timing of supplier payments, partly offset by higher severance and other costs paid and higher income taxes paid. Additionally, there was lower cash from discontinued operations in 2021 as the sale of substantially all of our data centre operations was completed in Q4 2020.

Free cash flow decreased by $353 million in 2021, compared to 2020, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid.

BCE Cash flows from operating activities (in $ millions)	BCE Free cash flow (in $ millions)

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5 MD&A Business segment analysis   Bell Wireless

5    Business segment analysis

5.1   Bell Wireless

We delivered leading wireless financial results in 2021 with service revenue growth of 3.7%, 5.1% higher adjusted EBITDA and a 1.2% increase in mobile phone blended average revenue per user (ARPU) (1) as we welcomed 294,842 total net new postpaid and prepaid mobile phone subscribers, up 54.6%. We remain focused on growing high-value postpaid mobile phone subscribers, managing customer churn and delivering industry-leading service revenue growth and profitability.

FINANCIAL PERFORMANCE ANALYSIS

2021 PERFORMANCE HIGHLIGHTS

Bell Wireless	Bell Wireless
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Total mobile	Mobile phone	Mobile phone	Mobile phone	Mobile phone
phone subscriber (2)	postpaid net	prepaid net	postpaid	blended
growth	subscriber	subscriber	churn (2) in 2021	ARPU
	activations (2) in 2021	losses (2) in 2021		per month
+3.2%	301,706	(6,864)	0.93%	+1.2%

in 2021	Improved 97.6% vs. 2020	Declined vs. 2020	Increased 0.01 pts vs. 2020	2021: $57.66
2020: $56.97

(1)

Effective Q4 2021, we are no longer reporting mobile phone blended average billing per user (ABPU). Instead, we are reporting mobile phone blended ARPU in order to align with industry peers. Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

(2)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed IoT units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses) and churn) have been restated for comparability. See section 11.6, KPIs, in this MD&A for more details.

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BELL WIRELESS RESULTS

REVENUES

	2021	2020	$ CHANGE	% CHANGE

External service revenues	6,355	6,122	233	3.8%

Inter-segment service revenues	45	47	(2)	(4.3%)

Operating service revenues	6,400	6,169	231	3.7%

External product revenues	2,593	2,508	85	3.4%

Inter-segment product revenues	6	6	–	–

Operating product revenues	2,599	2,514	85	3.4%

Bell Wireless operating revenues	8,999	8,683	316	3.6%

Bell Wireless operating revenues increased by 3.6% in 2021, compared to last year, due to both higher service and product revenues.

Service revenues increased by 3.7% in 2021, compared to 2020, driven by:

•	Continued growth in our mobile phone postpaid subscriber base

•	Flow-through of rate increases along with mix shift to higher-value monthly plans, including unlimited data plans

•	Higher prepaid revenues driven by greater Lucky mix

These factors were partly offset by:

•

Lower data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited and shareable plans, as well as lower voice overages due to increased usage in 2020 driven by the COVID-19 pandemic

•

Modest year-over-year decline in outbound roaming revenues due to reduced customer travel as a result of the COVID-19 pandemic. Outbound roaming revenues improved in the second half of the year due to the easing of COVID-related travel restrictions.

Product revenues increased by 3.4% in 2021, compared to last year, driven by greater sales mix of premium mobile phones, higher handset prices, increased mobile phone contracted sales volumes, as the prior year was more significantly impacted by the temporary store closures due to the COVID-19 pandemic, and higher sales through our direct and digital channels. This was moderated by greater discounting and lower data device contracted sales volumes.

OPERATING COSTS AND ADJUSTED EBITDA

	2021	2020	$ CHANGE	% CHANGE

Operating costs	(5,146)	(5,017)	(129)	(2.6%)

Adjusted EBITDA	3,853	3,666	187	5.1%

Adjusted EBITDA margin	42.8%	42.2%		0.6 pts

Bell Wireless operating costs increased by 2.6% in 2021, compared to last year, driven by:

•	Higher cost of goods sold due to greater sales mix of premium mobile phones, increased handset costs and higher mobile phone contracted sales volumes

•	Increased network operating costs driven by the continued deployment of our mobile 5G network

These factors were partly offset by:

•	Lower year-over-year bad debt expense related to the financial difficulty experienced by customers during the COVID-19 pandemic

•

Lower labour costs mainly due to retail store closures and reduced operating hours, offset in part by the Canada Emergency Wage Subsidy (CEWS), a wage subsidy program offered by the federal government to eligible employers as a result of the COVID-19 pandemic, recognized last year

Bell Wireless adjusted EBITDA increased by 5.1% in 2021, compared to last year, due to greater operating revenues, moderated by higher operating costs. Adjusted EBITDA margin of 42.8% in 2021, increased by 0.6 pts, compared to last year, primarily driven by the flow-through of the service revenue growth and the lower bad debt expense, offset in part by lower product margins.

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5 MD&A Business segment analysis   Bell Wireless

BELL WIRELESS OPERATING METRICS

	2021	2020	CHANGE	% CHANGE

Mobile phones (1)

Blended ARPU ($/month)	57.66	56.97	0.69	1.2%

Gross subscriber activations	1,653,771	1,545,173	108,598	7.0%

Postpaid	1,201,659	1,025,748	175,911	17.1%

Prepaid	452,112	519,425	(67,313)	(13.0%	)

Net subscriber activations (losses)	294,842	190,675	104,167	54.6%

Postpaid	301,706	152,693	149,013	97.6%

Prepaid	(6,864)	37,982	(44,846)	n.m.

Blended churn % (average per month)	1.23%	1.26%		0.03	pts

Postpaid	0.93%	0.92%		(0.01)	pts

Prepaid	4.31%	4.60%		0.29	pts

Subscribers	9,459,185	9,164,343	294,842	3.2%

Postpaid	8,630,045	8,328,339	301,706	3.6%

Prepaid	829,140	836,004	(6,864)	(0.8%	)

Mobile connected devices (1)

Net subscriber activations	193,641	227,981	(34,340)	(15.1%	)

Subscribers	2,249,794	2,056,153	193,641	9.4%

n.m.: not meaningful

(1)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed IoT units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses) and churn) have been restated for comparability. See section 11.6, KPIs, in this MD&A for more details.

Mobile phone blended ARPU of $57.66 increased by 1.2% in 2021, compared to last year, driven by:

•	Flow-through of rate increases along with mix shift to higher-value monthly plans including unlimited data plans

•	Higher prepaid revenues driven by greater Lucky mix

These factors were partly offset by:

•

Decreased data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited and shareable plans, as well as lower voice overages due to increased usage in 2020 driven by the COVID-19 pandemic

•

Modest year-over-year decline in outbound roaming revenues due to reduced customer travel as a result of the COVID-19 pandemic. Outbound roaming revenues improved in the second half of the year due to the easing of COVID-19 related travel restrictions.

Mobile phone gross subscriber activations increased by 7.0% in 2021, compared to last year, due to higher postpaid gross activations, offset in part by lower prepaid gross activations.

•

Mobile phone postpaid gross subscriber activations increased by 17.1% in 2021, compared to last year, driven by greater activity in the market as we continued to recover from the effects of the COVID-19 pandemic, including greater temporary closure of retail distribution channels in 2020. Additionally, our focus on growing higher-value mobile phone subscribers, leveraging targeted promotional capabilities and greater sales through our direct and digital channels, also contributed to the growth in mobile phone gross activations.

•

Mobile phone prepaid gross subscriber activations decreased by 13.0% in 2021, compared to last year, driven by continued low market activity from fewer visitors to Canada and reduced immigration as a result of the COVID-19 pandemic

Mobile phone net subscriber activations increased by 54.6% in 2021, compared to last year, due to higher postpaid net activations, offset in part by greater prepaid net losses.

•	Mobile phone postpaid net subscriber activations increased by 97.6% in 2021, compared to last year, driven by higher gross activations, offset in part by greater subscriber deactivations

•	Mobile phone prepaid net subscriber losses were 44,846 unfavourable, compared to last year, due to lower gross activations, offset in part by fewer subscriber deactivations

Mobile phone blended churn of 1.23% in 2021 improved by 0.03 pts, compared to last year.

•	Mobile phone postpaid churn of 0.93% in 2021 remained essentially stable, compared to last year, reflecting our continued investment in customer experience, retention and our mobile networks

•

Mobile phone prepaid churn of 4.31% in 2021 decreased by 0.29 pts, compared to last year, due to lower market activity as a result of the COVID-19 pandemic and the impact from a maturing Lucky subscriber base

Mobile phone subscribers at December 31, 2021 totaled 9,459,185 an increase of 3.2%, compared to last year. This consisted of 8,630,045 postpaid subscribers, an increase of 3.6% from 8,328,339 subscribers at the end of 2020, and 829,140 prepaid subscribers, a decrease of 0.8% from 836,004 subscribers at the end of 2020.

Mobile connected device net subscriber activations decreased by 15.1% in 2021, compared to last year, due to greater net losses from data devices, primarily lower tablet net activations, offset in part by greater IoT net activations.

Mobile connected device subscribers at December 31, 2021 totaled 2,249,794, an increase of 9.4% from 2,056,153 subscribers at the end of 2020.

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COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

This section contains forward-looking statements, including relating to our business outlook. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

COMPETITIVE LANDSCAPE

The Canadian wireless industry has experienced strong subscriber growth in recent years, supported by immigration and population growth; the trend toward multiple devices, including tablets; the expanding functionality of data and related applications; and the adoption of mobile devices and services, including connected devices. Various forms of public health measures during the global COVID-19 crisis in 2020, including the temporary closure of retail stores, led to pent-up demand in 2021. The mobile phone penetration rate increased to approximately 99% in Canada in 2021, with further increases in penetration expected in 2022. By comparison, the mobile phone penetration rate in the U.S. is well over 100%, and even higher in Europe and Asia.

The 2021 wireless market in Canada continued to face challenges from the COVID-19 pandemic. Growth in ARPU had been moderating as carriers migrated their customer bases to unlimited data plans. However, ARPU moderation was exacerbated by the pandemic, as wireless industry roaming revenue significantly declined from customers’ reduced travel activity, which has not yet returned to pre-pandemic levels. Additionally, with large numbers of the workforce working from home during the pandemic, there were associated declines in chargeable data usage from workers offloading their mobile device traffic onto Wi-Fi. The Canadian wireless market continued to experience increased levels of competition nationally. This high level of competition has led to continued declines in chargeable data usage and larger allotments of data, in addition to other factors, such as the popularity of data sharing plans and an evolving shift in the customer mix towards non-traditional wireless devices and tools such as video chats. These factors, combined with increases in overall data usage, which is expected to increase dramatically with the ongoing commercialization of 5G, led to widespread adoption and promotion of unlimited data plans and device financing plans by all national carriers. The build-out of 5G network infrastructure accelerated in 2021, with 5G covering approximately 70% of the Canadian population by the national carriers at the end of 2021. For Bell, our accelerated 5G investments are underpinned by our capital expenditure acceleration program, which commenced in 2021 and will continue in 2022. Our long-standing commitment to network excellence is reflected in multiple independent third-party awards and recognition received in 2021, including winning Canada’s Fastest 5G Network award for the second time in a row in the Ookla 2021 Speedtest Awards, as well as top honours from GWS for best 5G network and PCMag for fastest mobile network (4G and 5G) overall.

The Canadian wireless industry continues to be highly competitive and capital-intensive, with carriers continuing to expand and enhance their broadband wireless networks, including the ongoing build-out of 5G, as well as material investments in spectrum.

Competitors

•	Large facilities-based national wireless service providers Rogers and the Telus Corporation group of companies (Telus)

•	Smaller facilities-based wireless service provider Shaw, which currently provides service in Toronto, Calgary, Vancouver, Edmonton and Ottawa, as well as in several communities in southwestern Ontario

•

Regional facilities-based wireless service providers Vidéotron Ltée (Vidéotron), which provides service in Montréal and other parts of Québec; Saskatchewan Telecommunications Holding Corporation, which provides service in Saskatchewan; Bragg Communications Inc. (Eastlink), which provides service in Nova Scotia and Prince Edward Island; and Xplornet Communications Inc., which provides service in Manitoba

INDUSTRY TRENDS

ACCELERATING DATA CONSUMPTION

The demand for wireless data services is expected to continue to grow, due to: ongoing investment in faster network technologies, such as 5G, that provide a richer user experience and lower network latency; a larger appetite for mobile connectivity, social networking, content streaming (including Crave Mobile), and other applications; increasing adoption of shared plans with multiple devices by families; and the growth of unlimited data plans. Greater customer adoption of services like 5G, international roaming and resumption of travel post COVID-19, as well as IoT services and applications enabled and developed by 5G networks, should also contribute to the demand for data services. In the consumer market, IoT represents a growth area for the industry as wireless connectivity on everyday devices, from home automation to cameras, becomes ubiquitous. However, data overage revenue will continue to be negatively impacted as customers continue to migrate to unlimited and large allotment data plans.

SIGNIFICANT INVESTMENTS IN WIRELESS NETWORKS

Fast growth in mobile data traffic is increasingly putting a strain on wireless carriers’ networks and their ability to manage and service this traffic. Industry Canada’s 600 MHz, 700 MHz, advanced wireless services-3 (AWS-3), and 2500 MHz spectrum auctions that occurred since 2014 provided wireless carriers with prime spectrum to roll out faster next-generation wireless networks and build greater capacity. Early 5G wireless networks were deployed by the national operators in 2020 utilizing low-band and mid-band spectrum. In 2021, the national operators acquired additional mid-band, flexible-use 3500 MHz wireless spectrum auctioned by ISED. The high capacity and near instant connections offered by mobile 5G will support a virtually unlimited range of new consumer and business applications in coming years, including virtual and augmented reality, AI and machine learning, immersive entertainment services, connected vehicles, smart cities and enhanced rural access, and unprecedented IoT opportunities for business and government enterprises. We expect 5G technology to provide a significant opportunity for future growth in the industry.

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5 MD&A Business segment analysis   Bell Wireless

BUSINESS OUTLOOK AND ASSUMPTIONS

This section contains forward-looking statements, including relating to our projected financial performance for 2022 and our 2022 business outlook, objectives, plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

2022 OUTLOOK

We expect revenue growth to be driven by postpaid and prepaid mobile phone subscriber base expansion. We expect growth in ARPU driven by increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue resulting from the continued adoption of unlimited plans. We will seek to achieve higher revenues from the flow-through of pricing changes, as well as IoT services and applications in the areas of retail, business, transportation, and urban city optimization. Our intention is to introduce new services to the market in a way that balances innovation with profitability.

We also remain focused on sustaining our market share of national operators’ postpaid mobile phone net additions in a disciplined and cost-conscious manner, while also continuing to grow our prepaid subscriber base.

We plan to deliver adjusted EBITDA growth in 2022 from the flow-through of higher revenue and the realization of cost savings related to operational efficiencies enabled by changes in consumer behaviour, digital adoption, product and service enhancements, new call centre and digital investments, and other improvements to the customer service experience.

ASSUMPTIONS

•	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base

•	Continued strong competitive intensity and promotional activity across all regions and market segments

•	Ongoing expansion and deployment of 5G wireless networks, offering competitive coverage and quality

•	Continued diversification of our distribution strategy with a focus on expanding DTC and online transactions

•

Growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due to the continued adoption of unlimited plans

•	Accelerating business customer adoption of advanced 5G and IoT solutions

•	Improving wireless handset device availability in addition to stable device pricing and margins

•

Realization of cost savings related to operational efficiencies enabled by changes in consumer behaviour, digital adoption, product and service enhancements, new call centre and digital investments and other improvements to the customer service experience

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireless business

KEY GROWTH DRIVERS

•	Higher, but slowing, Canadian wireless industry penetration

•	A greater number of customers on our 5G network
•	Increased adoption of unlimited data plans and device financing plans

•	Cross sell to customers who do not have all their telecommunication services with Bell

PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks specifically related to the Bell Wireless segment. For a detailed description of the other principal risks that could have a material adverse effect on our business, including those related to the COVID-19 pandemic, refer to section 9, Business risks.

AGGRESSIVE COMPETITION

RISK

•  The intensity of competitive activity from national wireless operators, smaller or regional facilities-based wireless service providers, non-traditional players and resellers

POTENTIAL IMPACT

•  Pressure on our revenue, adjusted EBITDA, ARPU and churn would likely result if competitors continue to aggressively pursue new types of price plans, increase discounts, offer shared plans based on sophisticated pricing requirements or offer other incentives, such as multi-product bundles, to attract new customers

REGULATORY ENVIRONMENT

RISK

•  Increased regulation of wireless services, pricing and infrastructure (e.g., additional mandated access to wireless networks, and limitations placed on future spectrum bidding)

POTENTIAL IMPACT

•  Greater regulation could influence network investment and the market structure, limit our flexibility, improve the business position of our competitors, limit network-based differentiation of our services, and negatively impact the financial performance of our wireless business

MARKET MATURITY

RISK

•  Slower subscriber growth due to high Canadian smartphone penetration and reduced or slower immigration flow

•  Slower travel recovery due to restrictions implemented as a result of the COVID-19 pandemic

POTENTIAL IMPACT

•  A maturing wireless market could challenge subscriber growth and the cost of subscriber acquisition and retention, putting pressure on the financial performance of our wireless business

•  A slower travel recovery could result in a slower recovery of roaming revenue

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5 MD&A Business segment analysis   Bell Wireline

5.2   Bell Wireline

Steady demand for fast, reliable and innovative services to keep residents and businesses connected, informed and productive, drove our best annual retail residential net subscriber performance in 10 years, including an industry-leading 228,353 retail Internet and IPTV subscriber additions, up 21.3%. The broadband footprint advantage that we are building, with our leading fibre network and innovative WHI technology, positions us favourably in both our consumer and business segments over the long term to grow Internet revenue.

FINANCIAL PERFORMANCE ANALYSIS

2021 PERFORMANCE HIGHLIGHTS

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Retail high-speed Internet (1)	Retail high-speed Internet	Fibre and WTTP footprint
+4.2%	152,285	10.8 million
Subscriber growth	Total net subscriber activations	Homes and businesses
in 2021	in 2021	at the end of 2021

Retail TV(2)	Retail IPTV	Retail residential NAS lines
(0.1%)	76,068	(7.5%)
Subscriber decline	Total net subscriber activations	Subscriber decline
in 2021	in 2021	in 2021

(1)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

(2)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

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BELL WIRELINE RESULTS

REVENUES

	2021	2020	$ CHANGE	% CHANGE

Data	7,871	7,691	180	2.3%

Voice	3,154	3,402	(248)	(7.3%	)

Other services	289	248	41	16.5%

External service revenues	11,314	11,341	(27)	(0.2%	)

Inter-segment service revenues	358	321	37	11.5%

Operating service revenues	11,672	11,662	10	0.1%

Data	463	494	(31)	(6.3%	)

Equipment and other	43	49	(6)	(12.2%	)

External product revenues	506	543	(37)	(6.8%	)

Inter-segment product revenues	–	1	(1)	(100.0%	)

Operating product revenues	506	544	(38)	(7.0%	)

Bell Wireline operating revenues	12,178	12,206	(28)	(0.2%	)

Bell Wireline operating revenues declined by 0.2% in 2021, compared to last year, which includes the unfavourable retroactive impact of the Q2 2021 CRTC decision on wholesale high-speed Internet access services of $44 million. The year-over-year decrease was driven by ongoing voice revenue erosion and lower product sales, moderated by higher data and other services revenue.

Bell Wireline operating service revenues increased by 0.1%, compared to 2020, which includes the unfavourable retroactive impact of the Q2 2021 CRTC decision described above of $44 million.

•	Data revenues grew by 2.3% in 2021, compared to last year, driven by:

•	Higher retail Internet and IPTV subscriber bases combined with the flow-through of residential rate increases

•	Greater sales of maintenance contracts on data equipment sold to business customers

•	Growth in business solutions services revenue primarily from our managed services business

These factors were partly offset by:

•	Ongoing decline in our satellite TV subscriber base

•	Q2 2021 CRTC decision on wholesale high-speed Internet access services as described above

•	Continued legacy data erosion
•	Voice revenues declined by 7.3% in the year, compared to 2020, driven by:

•	Continued retail residential NAS line erosion mainly due to technological substitution to wireless and Internet based services

•	Ongoing business voice erosion across the customer base

•	COVID-19 related strength in 2020 from conferencing and long distance, as customers have adopted cheaper solutions since the onset of the COVID-19 pandemic

These factors were partly mitigated by the flow-through of residential rate increases.

•

Other services revenues increased by 16.5% in the year, compared to 2020, attributable to the acquisition in Q4 2020 of Environics Analytics Group Ltd., a Canadian data and analytics company, along with greater revenues from our Smart Home business driven by subscriber growth.

Bell Wireline operating product revenues decreased by 7.0% in 2021, compared to last year, due to strong 2020 equipment sales to large business customers, primarily to the government sector, combined with the impact of global supply chain challenges in the latter part of 2021, driven by the COVID-19 pandemic.

OPERATING COSTS AND ADJUSTED EBITDA

	2021	2020	$ CHANGE	% CHANGE

Operating costs	(6,863)	(6,960)	97	1.4%

Adjusted EBITDA	5,315	5,246	69	1.3%
Adjusted EBITDA margin	43.6%	43.0%		0.6 pts

Bell Wireline operating costs decreased by 1.4% in 2021, compared to last year, due to:

•	Lower product cost of goods sold and payments to other carriers driven by lower revenues

•	Higher 2020 COVID-19 related costs, including employee redeployment, donations and personal protective equipment costs

•	Higher 2020 bad debt expense related to the financial difficulty experienced by customers during the COVID-19 pandemic.

These factors were partly offset by:

•	Increased labour costs from greater project requirements, moderated by vendor contract savings

•	Higher expenses related to the acquisition of Environics Analytics Group Ltd.

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5 MD&A Business segment analysis   Bell Wireline

Bell Wireline adjusted EBITDA increased by 1.3% in 2021, compared to last year, driven by operating expense savings, offset in part by lower year-over-year operating revenues and includes the unfavourable retroactive impact of the Q2 2021 CRTC decision on wholesale high-speed Internet access services of $44 million. Adjusted EBITDA margin of 43.6% in 2021, increased by 0.6 points over 2020, attributable to lower operating costs primarily related to the non-recurrence of a number of COVID-19 related expenses incurred last year, the flow-through of service revenue growth, as well as a decreased proportion of low-margin product sales in our total revenue base.

BELL WIRELINE OPERATING METRICS

DATA

Retail high-speed Internet

	2021	2020	CHANGE	% CHANGE

Retail net subscriber activations	152,285	148,989	3,296	2.2%

Retail subscribers (1)	3,861,653	3,704,590	157,063	4.2%

(1)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

Retail high-speed Internet net subscriber activations increased by 2.2% in 2021, compared to last year, attributable to greater activations due to increased market activity driven by the ongoing recovery from the effects of the COVID-19 pandemic, reflecting higher activations in our FTTP and WTTP footprints. This was moderated in part by increased year-over-year deactivations from lower 2020 retail residential deactivations due to the COVID-19 pandemic, coupled with greater competitive intensity in 2021.

Retail high-speed Internet subscribers totaled 3,861,653 at December 31, 2021, up 4.2% from 3,704,590 subscribers reported at the end of 2020.

Retail TV

	2021	2020	CHANGE	% CHANGE

Retail net subscriber activations (losses)	2,530	(33,859)	36,389	n.m.

IPTV	76,068	39,191	36,877	94.1%

Satellite	(73,538)	(73,050)	(488)	(0.7%	)

Total retail subscribers (1)	2,735,010	2,738,605	(3,595)	(0.1%	)

IPTV	1,882,441	1,806,373	76,068	4.2%

Satellite (1)	852,569	932,232	(79,663)	(8.5%	)

n.m.: not meaningful

(1)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

Retail IPTV net subscriber activations increased by 94.1% in 2021, compared to 2020, reflecting the success of our multi-brand strategy and the ongoing recovery from the effects of the COVID-19 pandemic, including more typical sales activity and the favourable impact of increased sports programming in 2021, which was curtailed last year as a result of the pandemic. Additionally, fewer customers coming off of promotional offers also favourably impacted retail IPTV net activations.

Retail satellite TV net subscriber losses were essentially stable year over year, increasing by 0.7% in 2021, compared to last year, as lower gross activations in our retail residential market were offset in part by reduced deactivations as a result of the COVID-19 pandemic.

Total retail TV net subscriber activations (IPTV and satellite TV combined) improved by 36,389 in 2021, compared to 2020, driven by higher IPTV net activations, offset in part by higher satellite TV net subscriber losses.

Retail IPTV subscribers at December 31, 2021 totaled 1,882,441, up 4.2% from 1,806,373 subscribers reported at the end of 2020.

Retail satellite TV subscribers at December 31, 2021 totaled 852,569, down 8.5% from 932,232 subscribers reported at the end of 2020.

Total retail TV subscribers (IPTV and satellite TV combined) at December 31, 2021 were 2,735,010, representing a 0.1% decline from 2,738,605 subscribers at the end of 2020.

VOICE

	2021	2020	CHANGE	% CHANGE

Retail residential NAS lines net losses	(185,327)	(213,551)	28,224	13.2%

Retail residential NAS lines	2,298,605	2,483,932	(185,327)	(7.5%	)

Retail residential NAS lines net losses improved by 13.2% in 2021 compared to 2020, attributable to lower year-over-year deactivations resulting from the COVID-19 pandemic.

Retail residential NAS lines at December 31, 2021 of 2,298,605 declined by 7.5% from 2,483,932 lines reported at the end of 2020. This represented an improvement over the 7.9% rate of erosion experienced in 2020 resulting from fewer deactivations primarily driven by the impact of the COVID-19 pandemic.

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5 MD&A Business segment analysis   Bell Wireline

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

This section contains forward-looking statements, including relating to our business outlook. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

COMPETITIVE LANDSCAPE

Similar to the Canadian wireless industry, wireline markets and operations were significantly affected by the COVID-19 pandemic. Physical distancing requirements impacted traditional wireline installations as installers were restricted from entering customers’ premises. Conversely, with large numbers of workers and students working and learning from home, demand for wireline services surged, with network traffic levels reaching historic levels during the pandemic. Although the residential high-speed Internet market is maturing, with a penetration rate of approximately 90% across Canada at the end of 2021, subscriber growth is expected to continue over the coming years. An estimated 7.5 million Internet subscribers received their service over the networks of the four largest cable companies at the end of 2021, up 3% from approximately 7.3 million at the end of 2020. Meanwhile, an estimated 6.8 million Internet subscribers received their service over the networks of incumbent local exchange carriers (ILECs) like Bell at the end of 2021, up 4% from approximately 6.6 million at the end of 2020. Bell continues to make gains in market share as a result of the ongoing expansion of our FTTP direct fibre network and our rollout of WHI in rural markets, which was completed one year ahead of schedule in 2021. Similar to our accelerated 5G investments, our investments to expand our fibre footprint are supported by our capital investment acceleration program, which commenced in 2021 and will continue in 2022. Additionally, we received recognition from PCMag as the best gaming Internet provider among Canada’s major providers in their Best Gaming ISPs 2022 report.

While Canadians still watch traditional TV, digital platforms are playing an increasingly important role in the broadcasting industry and in respect of content. Popular online video services are providing Canadians with more choice about where, when and how to access video content. In 2021, ILECs offering IPTV service grew their subscriber base by an estimated 4% to reach 3.2 million customers, driven by expanded network coverage, enhanced differentiated service and bundled offerings, and marketing and promotions focused on IPTV. Despite this IPTV growth, the combined cable TV and satellite TV subscriber penetration rate was unchanged. Canada’s four largest cable companies had an estimated 4.7 million TV subscribers, or a 48% market share, flat compared to 48% at the end of 2020. The balance of industry subscribers were served by satellite TV and regional providers.

In recent years, three of the largest Canadian cable TV companies have launched new TV services based on the Comcast X1 video platform, including Shaw, Rogers and Québecor’s Vidéotron brand. Our IPTV platform (Fibe TV, Fibe TV app and Virgin Plus TV) continues to offer numerous service advantages over this cable platform.

The financial performance of the overall Canadian wireline telecommunications market continues to be impacted by the ongoing declines in legacy voice service revenues resulting from technological substitution to wireless and OTT services, as well as by ongoing conversion to IP-based data services and networks by large business customers. Canada’s four largest cable companies had approximately 3.2 million telephony subscribers at the end of 2021, representing a national residential market share of approximately 43%, relatively flat compared to 2020. Telecommunications companies had an estimated 3.6 million telephony subscribers at the end of 2021, representing approximately 48% market share, relatively flat compared to 2020. Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet services.

Competitors

•	Cable TV providers offering cable TV, Internet and cable telephony services, including:

•	Rogers in Ontario, New Brunswick, Newfoundland and Labrador

•	Vidéotron in Québec

•	Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco) in Ontario and Québec

•	Shaw in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario

•	Shaw Direct, providing satellite TV service nationwide

•	Eastlink in every province except Saskatchewan, where it does not provide cable TV and Internet service

•	Telus provides residential voice, Internet and IPTV services in British Columbia, Alberta and Eastern Québec

•	Telus and Allstream Inc. provide wholesale products and business services across Canada

•	Various others (such as TekSavvy Solutions, Distributel, VMedia, and Vonage Canada (a division of Vonage Holdings Corp.) offer resale or VoIP-based local, long distance and Internet services

•	OTT voice and/or video services, such as Skype, Netflix, Amazon Prime Video, Disney+, CBS All Access and YouTube

•	Digital media streaming devices such as Apple TV, Roku and Google Chromecast

•	Other Canadian ILECs and cable TV operators

•	Substitution to wireless services, including those offered by Bell

•	Customized managed outsourcing solutions competitors, such as systems integrators CGI and IBM

•	Wholesale competitors include cable operators, domestic CLECs, U.S. or other international carriers for certain services, and electrical utility-based telecommunications providers

•	Competitors for home security range from local to national companies, such as Telus, Rogers, Chubb-Edwards and Stanley Security

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INDUSTRY TRENDS

INVESTMENT IN BROADBAND FIBRE DEPLOYMENT

The Canadian ILECs continue to make significant investments in deploying broadband fibre within their territories, with a focus on direct FTTP access to maintain and enhance their ability to support enhanced IP-based services and higher broadband speeds. Cable TV companies continue to invest to get the most out of their existing DOCSIS 3.1 networks while planning strategic overlays using FTTP enabling them to achieve speed parity with ILEC competitors over the long term. However, the DOCSIS 3.1 platform does not offer the same advanced capabilities as FTTP over the longer term in terms of speed, latency or reliability. FTTP delivers total broadband access speeds of up to 1.5 Gbps currently, with bi-directional multi-gigabit speeds enabled by network modernization to XGS PON in the short term, and speeds growing to 25 Gbps and beyond mid to long term.

ALTERNATIVE TV AND OTT SERVICES

The growing popularity of watching TV and on-demand content anywhere, particularly on handheld devices, is expected to continue as customers adopt services that enable them to view content on multiple screens. Streaming media providers, such as Netflix, Amazon Prime Video and Disney+ continue to enhance OTT streaming services in order to compete for share of viewership in response to evolving viewing habits and consumer demand. TV providers are monitoring OTT developments and evolving their content and market strategy to compete with these non-traditional offerings. We view OTT as an opportunity to add increased capabilities to our linear and on-demand assets, provide customers with flexible options to choose the content they want, and drive greater usage of Bell’s high-speed Internet and wireless networks. We continue to enhance our Fibe TV service with additional content and capabilities, including the ability to watch recorded content on the go and access Crave, Netflix, Prime Video and YouTube on STBs.

TECHNOLOGY SUBSTITUTION

Technology substitution, enabled by the broad deployment of higher speed Internet; the pervasive use of e-mail, messaging and social media as alternatives to voice services; and the growth of wireless and VoIP services, continue to drive legacy voice revenue declines for telecommunications companies. Additionally, the disconnection of and reduction in spending for traditional TV (cord-cutting and cord-shaving) continues to rise. Although Bell is a key provider of these substitution services, the decline in this legacy business continues as anticipated.

ADOPTION OF IP-BASED SERVICES

The convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape competitive investments for business customers. Telecommunications companies are providing professional and managed services, as well as other IT services and support, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling ongoing migration to IP-based solutions. The development of IP-based platforms, which provide combined IP voice, data and video solutions, creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the continuing shift from legacy to IP-based services. The evolution of IT has created significant opportunities for our business markets services, such as cloud services, that can have a greater business impact than traditional telecommunications services.

BUSINESS OUTLOOK AND ASSUMPTIONS

This section contains forward-looking statements, including relating to our projected financial performance for 2022 and our 2022 business outlook, objectives, plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

2022 OUTLOOK

Our overall wireline financial growth profile is expected to strengthen progressively in 2022. This is predicated on continued expansion of our retail Internet and TV subscriber bases, supported by a broader FTTP service footprint together with higher household penetration; further penetration of WHI access technology in more rural communities; further scaling of Bell’s app-based live TV streaming services Fibe TV App and Virgin TV; the introduction of new TV products and features; improving year-over-year business markets operating profitability; as well as cost reductions to offset competitive pricing pressures and the ongoing decline in voice revenue.

The broadband network advantage that we are building across our urban, suburban and rural service footprint areas positions us extremely well in both our consumer and business markets to continue growing Internet market share and revenue faster than our competitors. We will continue to focus on winning the home by delivering the fastest broadband speeds; the best content on the customer’s TV platform of choice; and a superior Wi-Fi experience that leverages Bell’s Smart Home automation leadership with services such as Whole Home Wi-Fi, home security, and video and automation, in order to drive higher year-over-year Internet and TV net customer additions.

In business wireline, customers continue to look for opportunities to leverage new technologies to grow and transform the workforce of the future, as well as to lower costs. As a result of these factors, and the unpredictable pace of the economy’s recovery from the COVID-19 pandemic, spending by large enterprise customers on telecommunications services and products is expected to be variable. Ongoing customer migrations from traditional technologies to IP-based systems and demand for cheaper bandwidth alternatives will continue to create pressure on overall business markets results in 2022. We intend to offset the revenue decline from traditional legacy telecommunications services by continuing to develop unique services and value enhancements to improve the client experience through new features such as cloud access, and security and collaboration services. Furthermore, we intend to use marketing initiatives and other customer-specific strategies to slow the pace of NAS erosion, while also investing in direct fibre expansion, 5G and new solutions in key portfolios such as Internet and private networks, cloud services, unified communications and security. We will also continue to focus on delivering network-centric managed and professional services solutions to large and medium-sized businesses that increase the value of connectivity services.

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We expect the overall level of competitive intensity in our small and medium-sized business markets to remain high, despite the current COVID-19 situation, as cable operators and other telecom competitors look to these customer segments as potential growth opportunities. We also intend to introduce service offerings that help drive innovative solutions and value for our small and medium-sized customers by leveraging Bell’s network assets, broadband fibre expansion and service capabilities to expand our relationships with them. We will maintain a focus on overall profitability by seeking to increase revenue per customer and customer retention, as well as through improving our processes to achieve further operating efficiencies and productivity gains.

We are also maintaining a sharp focus on our operating cost structure to help offset pressures related to the growth and retention of IPTV, Internet, IP broadband and hosted IP voice subscribers, the ongoing erosion of high-margin wireline voice and other legacy revenues, competitive repricing pressures in our residential, business and wholesale markets, as well as the financial impacts of the COVID-19 pandemic. This, combined with further operating efficiencies, enabled by the ongoing deployment of new broadband technologies (fibre and fixed WTTP) and incremental service improvement, is expected to deliver meaningful cost savings and productivity gains across the organization.

ASSUMPTIONS

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint

•	Continued growth in retail Internet and IPTV subscribers

•	Increasing wireless and Internet-based technological substitution
•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Accelerating customer adoption of OTT services resulting in downsizing of TV packages

•

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

•

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, expanding self-serve capabilities, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireline business

KEY GROWTH DRIVERS

•	Expansion of FTTP footprint

•	Increasing FTTP and WTTP customer penetration

•	Higher market share of industry retail Internet and IPTV subscribers

•	Increased business customer spending on connectivity services and managed and professional services solutions
•	Expansion of our business customer relationships to drive higher revenue per customer

•	Ongoing service innovation and product value enhancements

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PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks specifically related to the Bell Wireline segment. For a detailed description of the other principal risks that could have a material adverse effect on our business, including those related to the COVID-19 pandemic, refer to section 9, Business risks.

AGGRESSIVE COMPETITION

RISK

•  The intensity of competitive activity coupled with new product launches for residential customers (e.g., IoT, smart home systems and devices, innovative TV platforms, etc.) and business customers (e.g., OTT VoIP, collaboration and SD WAN solutions) from national operators, non-traditional players and wholesalers

POTENTIAL IMPACT

•  An increase in the intensity level of competitive activity could result in lost revenue, higher churn and increased acquisition and retention expenses, all of which would put pressure on Bell Wireline’s adjusted EBITDA

REGULATORY ENVIRONMENT

RISK

•  The CRTC could mandate rates for the new disaggregated wholesale high-speed access service available on FTTP facilities that are materially different from the rates we proposed, and which do not sufficiently account for the investment required in these facilities, or modify the network configuration of this new service in a way that materially improves the business position of our competitors

•  The courts or Cabinet could overturn the new wholesale rates the CRTC set for aggregated high-speed access service in 2021, which were much higher than the rates it had proposed in 2019

POTENTIAL IMPACT

•  In respect of the new disaggregated wholesale high-speed access service available on FTTP facilities, the mandating of rates that are materially different from the rates we proposed or the adoption of a network configuration advantageous for our competitors, or the implementation of the rates reduced by the CRTC in August 2019 for aggregated wholesale high-speed access services, could change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas, improve the business position of our competitors, further accelerate penetration and disintermediation by OTT players, and negatively impact the financial performance of our wireline business

TECHNOLOGICAL ADVANCEMENT AND CHANGING CUSTOMER

BEHAVIOUR

RISK

•  With technological advancement, the traditional TV viewing model (i.e., the subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as increasing cord-cutting and cord-shaving trends

•  The proliferation of network technologies impacts business customers’ decision to migrate to OTT, VoIP and/or leverage SD WAN architecture

•  Changing customer habits further contribute to the erosion of NAS lines

POTENTIAL IMPACT

•  Our market penetration and number of TV subscribers could decline as a result of innovative offerings by BDUs and an increasing number of domestic and global unregulated OTT providers, as well as a significant volume of content piracy

•  The proliferation of IP-based products, including OTT content and OTT software offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending, as well as the reduction in business IT investments by customers

•  The ongoing loss of NAS lines from technological substitution challenges our traditional voice revenues and compels us to develop other service offerings

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5.3   Bell Media

Operating performance rebounded in 2021 driven by strong TV advertiser demand, which was supported by the return to more normal major league sports and TV programming schedules, while our focus on French-language TV led Noovo to outpace its two main competitors in viewership growth. We are also gaining significant traction from our digital-first strategy to capture a larger share of digital ad spending in Canada, with digital revenues (1) up an impressive 35%.

FINANCIAL PERFORMANCE ANALYSIS

2021 PERFORMANCE HIGHLIGHTS

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

Bell Media	Bell Media
Revenue mix	Revenue mix
(product)	(line of business)

BELL MEDIA RESULTS

REVENUES

	2021	2020	$ CHANGE	% CHANGE

External revenues	2,681	2,369	312	13.2%

Inter-segment revenues	355	381	(26)	(6.8%	)

Bell Media operating revenues	3,036	2,750	286	10.4%

(1)

Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

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Bell Media operating revenues increased by 10.4% in 2021, compared to last year, reflecting the ongoing recovery from the effects of the COVID-19 pandemic. The year-over-year growth was driven by higher advertising and subscriber revenues. This includes growth in digital revenues of 35% in 2021, compared to last year.

•

Advertising revenues increased by 16.3% in 2021, compared to 2020, due to growth in TV, offset in part by declines in OOH and radio. Conventional and specialty TV advertising revenue growth was driven by increased demand by advertisers due to the ongoing recovery from the effects of the COVID-19 pandemic. Conventional TV revenues also reflected the favourability from greater original programming in 2021 and the acquisition of V and Noovo.ca in May of 2020. Specialty TV revenues also benefited from the return of more live sporting events in 2021 compared to last year. Both OOH and radio advertising revenues were moderately down over last year, due to slower recovery from the effects of the pandemic, as OOH was unfavourably impacted by government restrictions imposed on certain non-essential services in the first half of the year and radio reflected changes in audience listening habits, due to the COVID-19 pandemic.

•	Subscriber revenues increased by 4.8% in 2021, compared to last year, primarily from the continued growth in DTC subscribers from Crave, STARZ, and sports streaming services

OPERATING COSTS AND ADJUSTED EBITDA

	2021	2020	$ CHANGE	% CHANGE

Operating costs	(2,311)	(2,055)	(256)	(12.5%)

Adjusted EBITDA	725	695	30	4.3%

Adjusted EBITDA margin	23.9%	25.3%		(1.4	) pts

Bell Media operating costs increased by 12.5% in 2021, compared to 2020, driven by:

•

Greater sports rights and broadcast costs due to the return of most of the live sporting events in 2021 compared to cancellations and/or suspension of certain sporting events in 2020 as a result of the COVID-19 pandemic

•	Higher TV programming costs from greater programming and TV productions in 2021 while 2020 was impacted by COVID-19 related delays and/or cancellations

•	The benefit in 2020 from the CEWS

•	Increased costs related to the Noovo acquisition

Bell Media adjusted EBITDA grew by 4.3% in 2021 compared to last year, driven by higher revenues, moderated by higher operating costs.

BELL MEDIA OPERATING METRICS

•	CTV maintained its #1 ranking as the most-watched network in Canada for the 20th year in a row among total viewers in primetime, with 14 of the top 20 programs nationally among total viewers

•	Bell Media maintained its leadership position in the specialty and pay TV market with its English specialty and pay TV properties reaching

79% of all Canadian English specialty and pay TV viewers and with its French specialty and pay TV properties reaching 78% of Québec French specialty and pay TV viewers in an average week

•

Bell Media continued to rank first in unique visitors, total page views and total page minutes in digital media in 2021 among Canadian broadcast and video network competitors. Bell Media also ranked fifth among online properties in the country in terms of unique visitors and reach, with 24.3 million unique visitors per month, reaching 75% of the digital audience in 2021.

•	Bell Media remained Canada’s top radio broadcaster in 2021, and it had the #1 radio station in Toronto and Montréal in Fall 2021.

•

Astral is one of Canada’s leading OOH advertising providers, offering over 50,000 faces across Canada through a range of six product lines: outdoor advertising, street furniture, airport, digital large format, transit and indoor place-based. Our products have the potential to reach 13.0 million Canadians weekly in 60 markets, and we offer exclusive advertising presence including 6 of the top 15 airports and 2 of the top transit commissions in Canada.

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

This section contains forward-looking statements, including relating to our business outlook. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

COMPETITIVE LANDSCAPE

Competition in the Canadian media industry has changed in recent years as content is increasingly being controlled by a small number of global competitors with significant scale and financial resources. Technology has allowed new entrants to become media players in their own right. Some players have become more vertically integrated across both traditional and emerging platforms to better enable the acquisition and monetization of premium content. Global aggregators have also emerged and are competing for both content and viewers.

Bell Media competes in the TV, radio, OOH advertising and digital media markets:

•

TV: The TV market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers

•	Radio: Competition within the radio broadcasting industry occurs primarily in discrete local market areas among individual stations

•	OOH: The Canadian OOH advertising industry is fragmented, consisting of a few large companies as well as numerous smaller and local companies operating in a few local markets

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•

Digital media: Consumers continue to shift their media consumption towards digital and online media, mobile devices and on-demand content, requiring industry players to increase their efforts in digital content and capabilities in order to compete. This trend is also causing advertisers to direct more of their spending to digital and online rather than traditional media. In addition, the number of competitors has increased as more digital and online media companies, including large global companies, enter the market.

The media industry steadily recovered in 2021 from the effects of the COVID-19 pandemic. As the year progressed, demand for TV advertising strengthened with the return to more normal major league sports and TV programming schedules, while out of home advertising gradually improved due to increased leisure and travel activity with the easing of COVID restrictions. However, radio has been slow to recover and disproportionately impacted by the pandemic, due to ongoing COVID-related restrictions on local businesses and work-from-home protocols.

Competitors

TV

•

Conventional Canadian TV stations (local and distant signals) and specialty and pay channels, such as those owned by Corus Entertainment Inc. (Corus), Rogers, Québecor and Canadian Broadcasting Corporation (CBC)/Société Radio-Canada

•	U.S. conventional TV stations and specialty channels

•	OTT streaming providers such as Netflix, Amazon Prime Video, Disney+, Apple TV+, Paramount +, discovery+ and DAZN

•	Video-sharing websites such as YouTube, TikTok and Instagram

RADIO

•	Large radio operators, such as Rogers, Corus, Cogeco and Stingray Group Inc. that also own and operate radio station clusters in various local markets

•	Radio stations in specific local markets

•	Satellite radio provider SiriusXM

•	Music streaming services such as Spotify and Apple Music

•	Music downloading services such as Apple’s iTunes Store

•	Other media such as newspapers, local weeklies, TV, magazines, outdoor advertising and the Internet

OOH ADVERTISING

•	Large outdoor advertisers, such as Jim Pattison Broadcast Group, Outfront Media, Québecor, Dynamic and Clear Channel Outdoor

•	Numerous smaller and local companies operating a limited number of display faces in a few local markets

•	Other media such as TV, radio, print media and the Internet

INDUSTRY TRENDS

TECHNOLOGY AND CONSUMER HABITS TRANSFORMING

THE WAY TV IS DELIVERED

Technology used in the media industry continues to evolve rapidly, which has led to alternative methods for the distribution, storage and consumption of content. These technological developments have driven and reinforced changes in consumer behaviour as consumers seek more control over when, where and how they consume content. Consumers now have the ability to watch content from a variety of media services on the screen of their choice, including TVs, computers, and mobile devices. In addition, the number of Canadian users who are connected to the Internet through their TVs continues to grow and there are increasingly more access points for content on the TV including connected devices such as Apple TV, Roku and Amazon Fire Stick. Changes in technology and consumer behaviour have resulted in a number of challenges for content aggregators and distributors. Ubiquitous access to content enabled by connected devices introduces risk to traditional distribution platforms by enabling content owners to provide content directly to distributors and consumers, thus bypassing traditional content aggregators.

GROWTH OF ALTERNATIVES TO TRADITIONAL LINEAR TV

Consumers continue to have access to an array of online entertainment and information alternatives that did not previously exist. While traditional linear TV has historically been the only way to access entertainment programming, the increase in alternative entertainment options has led to a fragmentation in consumption habits. Although more time is still spent on traditional linear TV compared to other forms of video consumption, people are increasingly consuming content on their own terms from an assortment of services and in a variety of formats. In particular, today’s viewers are consuming more content online, watching less scheduled programming live, time-shifting original broadcasts through PVRs, viewing more video on mobile devices, and catching up on an expanded library of past programming on-demand. While the majority of households use pure OTT services, such as Crave, Netflix, Prime Video, Disney+ and Apple TV+, to complement linear TV consumption, an increasing number are using these services as alternatives to a traditional linear package.

ESCALATING CONTENT COSTS

Premium video content has become increasingly important to media companies in attracting and retaining viewers and advertisers. This content, including live sports and special events, should continue to draw audiences and advertisers moving forward. Heightened competition for these rights from global competitors, including Netflix, Prime Video, Disney+ and DAZN, has already resulted in higher program rights costs and may also make it more difficult to secure content, which is a trend that is expected to continue into the future.

MEDIA COMPANIES ARE EVOLVING TO REMAIN COMPETITIVE

In recognition of changing consumer behaviour, media companies are evolving their content and launching their own solutions with the objective of better competing with non-traditional offerings through DTC products such as Bell Media’s bilingual Crave service, TSN and RDS, as well as CTV and Noovo, all of which offer streaming on a variety of platforms. Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscriber revenue. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies.

In addition, there has been a shift in how advertisers want to buy advertising across all media platforms. The growth of digital consumption has also given advertisers the opportunity to buy more targeted inventory and to buy inventory via self-serve and programmatically. As a result, Bell Media and other media companies have initiated programs to sell their advertising inventory on a more targeted basis through updated buying platforms with enhanced access to data and are now selling their inventory on programmatic buying platforms.

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BUSINESS OUTLOOK AND ASSUMPTIONS

This section contains forward-looking statements, including relating to our projected financial performance for 2022 and our 2022 business outlook, objectives, plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

2022 OUTLOOK

Bell Media’s financial performance is projected to reflect a continued recovery in 2022, which should result in stronger advertiser demand, as well as strategic pricing on advertising sales and subscriber revenue growth. However, the COVID-19 pandemic is expected to continue to have some negative impact on overall results.

Subscriber revenue performance is projected to reflect the benefits from BDU carriage renewals, and continued scaling of DTC products, including Crave. However, the effects of shifting media consumption towards competing OTT and digital platforms, as well as further TV cord-shaving and cord-cutting, will continue to negatively impact traditional subscriber volumes.

For advertising revenue, we anticipate continued strong demand in TV and a gradual recovery in demand for radio and OOH during the year.

We also intend to continue controlling costs by achieving productivity gains and pursuing operational efficiencies across all of our media properties, while continuing to invest in premium content across all screens and platforms.

Across our media properties, particularly in TV, we intend to leverage the strength of our market position combined with enhanced audience targeting to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. Success in this area requires that we focus on a number of factors, including: successfully acquiring highly rated programming and differentiated content; building and maintaining strategic supply arrangements for content across all screens and platforms; producing and commissioning high-quality Canadian content, including market-leading news; and scaling Bell Media’s SAM TV and Bell DSP buying platforms, Bell Media’s ad buying optimization platforms which give customers the ability to plan, activate and measure marketing campaigns using Bell’s premium first-party data and TV inventory.

Our sports offerings are expected to continue to deliver premium content and exceptional viewing experiences to our TV and DTC audiences. Our sports offerings, combined with the integration of our digital platforms, are integral parts of our strategy to enhance viewership and engagement. We will also continue to focus on creating innovative high-quality productions in the areas of sports news and editorial coverage.

In non-sports specialty TV, audiences and advertising revenues are expected to be driven by investment in quality programming and production.

Through Crave, our bilingual TV and streaming service, we will continue to leverage our investments in premium content (including HBO, HBO Max, SHOWTIME and STARZ) in order to attract pay TV and DTC subscribers. We intend to continue expanding platform availability and delivering user experience improvements.

In our French-language TV services, we will continue to optimize our programming with a view to increasing our appeal to audiences, supported in particular by the investment in Noovo and more French language originals.

In radio, we intend to leverage the strength of our market position to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. Additionally, in conjunction with our TV properties, we will continue to pursue opportunities that leverage our promotional capabilities, provide an expanded platform for content sharing, and offer other synergistic efficiencies.

In our OOH operations, we plan to leverage the strength of our products to provide advertisers with premium opportunities in key Canadian markets. We will also continue to seek new opportunities to support the growing demand in digital, including converting certain premium outdoor structures to digital and adding new boards.

ASSUMPTIONS

•

Overall revenue expected to reflect continued strong demand in TV advertising revenue including scaling of our SAM TV and Bell DSP buying platforms, a gradual recovery in radio and OOH advertisements, as well as DTC subscriber growth

•	Continued escalation of media content costs to secure quality programming, as well as the continued return to normal volumes of entertainment programming

•	Continued scaling of Crave through broader content offering, user experience improvements and Crave Mobile

•	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms

•	Leveraging of first-party data to improve targeting, advertisement delivery and attribution

•	Ability to successfully acquire and produce highly rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

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KEY GROWTH DRIVERS

•	Grow advertising revenue and increase market share as demand continues to return across all platforms

•	Scaling of SAM TV and Bell DSP buying platforms

•	Ongoing growth in BDU rates
•	Build out digital experiences across Crave, CTV, Noovo, TSN and RDS in order to support audience growth and increase advertising inventory

•	Grow market share and generate revenue from continued investment in Noovo original programming

•	Maintain strength in audience performance across all platforms

PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks specifically related to the Bell Media segment. For a detailed description of the other principal risks that could have a material adverse effect on our business, including those related to the COVID-19 pandemic, refer to section 9, Business risks.

AGGRESSIVE COMPETITION,

PIRACY AND REGULATORY

CONSTRAINTS

RISK

•  The intensity of competitive activity from new technologies and alternative distribution platforms such as unregulated OTT content offerings, VOD, personal video platforms, DTC distribution and pirated content, in addition to traditional TV services, in combination with the development of more aggressive product and sales strategies by non-traditional global players

POTENTIAL IMPACT

•  Adverse impact on the level of subscriptions and/or viewership for Bell Media’s TV services and on Bell Media’s revenue streams

ADVERTISING AND SUBSCRIPTION REVENUE UNCERTAINTY

RISK

•  Advertising is heavily dependent on economic conditions and viewership, and conventional media is under increasing pressure for advertising spend against dominant non-traditional/global digital services. Our ability to grow digital and other alternative advertising media, in the context of a changing and fragmented advertising market, is further being challenged by such global-scale players.

•  The advertising market could be again impacted by cancelled or delayed advertising campaigns should a prolonged COVID-19 pandemic lead to further economic downturns. Our radio and OOH properties are particularly vulnerable to pandemic-related measures resulting in lower audience levels from circulation and traffic.

•  Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned, that expire on a specific date

POTENTIAL IMPACT

•  Economic uncertainty could reduce advertisers’ spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market could result in the loss of advertising revenue.

•  The COVID-19 pandemic could again continue to drive a material decline in advertising revenue across all Bell Media platforms

•  If we are not successful in obtaining favourable agreements with BDUs, it could result in the loss of subscription revenue

RISING CONTENT COSTS AND

ABILITY TO SECURE KEY CONTENT

RISK

•  Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content or to restrict content within their own ecosystems, and the ability to acquire or develop key differentiated content to drive revenues and subscriber growth.

•  Additional production delays attributable to the COVID-19 pandemic could further pressure our ability to secure key content in the short term.

POTENTIAL IMPACT

•  Rising programming costs could require us to incur unplanned expenses, which could result in negative pressure on adjusted EBITDA

•  Our inability to acquire or develop popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

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6 MD&A Financial and capital management

6    Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

6.1   Net debt

	2021	2020	$ CHANGE	% CHANGE

Long-term debt	27,048	23,906	3,142	13.1%

Debt due within one year	2,625	2,417	208	8.6%

50% of preferred shares (1)	2,002	2,002	–	–

Cash	(207)	(224)	17	7.6%

Net debt	31,468	28,101	3,367	12.0%

(1)	50% of outstanding preferred shares of $4,003 million in 2021 and 2020 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $208 million in debt due within one year and $3,142 million in long-term debt, was due to:

•

the issuance by Bell Canada of Series US-3, Series US-4, Series US-5 and Series US-6 Notes, with total principal amounts of $600 million, $500 million, $600 million and $650 million in U.S. dollars, respectively ($747 million, $623 million, $755 million and $818 million in Canadian dollars, respectively). The Notes are fully and unconditionally guaranteed by BCE.

•

the issuance by Bell Canada of Series M-54, Series M-55 and Series M-56 MTN debentures, with total principal amounts of $1 billion, $550 million and $500 million in Canadian dollars, respectively. The MTN debentures are fully and unconditionally guaranteed by BCE.

•	an increase in our notes payable (net of repayments) of $351 million

Partly offset by:

•	the early redemption of Series M-40 MTN debentures with a total principal amount of $1,700 million in Canadian dollars

•	a decrease in our securitized trade receivables of $150 million

•	a net decrease of $144 million due to lower lease liabilities and other debt

The decrease in cash of $17 million was mainly due to:

•	$4,837 million of capital expenditures

•	$3,132 million of dividends paid on BCE common shares

•	$2,751 million of repayment of long-term debt

•	$2,082 million for the acquisition of spectrum licences mainly for the acquisition of 3500 MHz spectrum

•	$297 million for the purchase on the open market of BCE common shares for the settlement of share-based payments

•	$150 million decrease in securitized trade receivables

•	$125 million of dividends paid on BCE preferred shares

•	$86 million of cash dividends paid by subsidiaries to NCI

•	$78 million of other financing activities which includes the payments for early debt redemption costs

•	$72 million of other investing activities

Partly offset by:

•	$8,008 million of cash flows from operating activities

•	$4,985 million of issuance of long-term debt

•	$351 million increase in notes payable

•	$261 million from the issuance of common shares under our employee stock option plan

6.2   Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2021	904,415,010

Shares issued under employee stock option plan	4,603,861

Outstanding, December 31, 2021	909,018,871

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2021	15,650,234	59

Exercised (1)	(4,603,861)	57

Forfeited or expired	(267,649)	60

Outstanding, December 31, 2021	10,778,724	60

Exercisable, December 31, 2021	4,316,424	58

(1)	The weighted average market share price for options exercised in 2021 was $64.

At March 3, 2022, 910,920,615 common shares and 8,876,980 stock options were outstanding.

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6.3   Cash flows

	2021	2020	$ CHANGE	% CHANGE

Cash flows from operating activities	8,008	7,754	254	3.3%

Capital expenditures	(4,837)	(4,202)	(635)	(15.1%)

Cash dividends paid on preferred shares	(125)	(132)	7	5.3%

Cash dividends paid by subsidiaries to non-controlling interest	(86)	(53)	(33)	(62.3%)

Acquisition and other costs paid	35	35	–	–

Cash from discontinued operations (included in cash flows from operating activities)	–	(54)	54	100.0%

Free cash flow	2,995	3,348	(353)	(10.5%)

Cash from discontinued operations (included in cash flows from operating activities)	–	54	(54)	(100.0%)

Business acquisitions	(12)	(65)	53	81.5%

Acquisition and other costs paid	(35)	(35)	–	–

Acquisition of spectrum licences	(2,082)	(86)	(1,996)	n.m.

Other investing activities	(72)	(79)	7	8.9%

Cash from discontinued operations (included in cash flows from investing activities)	–	892	(892)	(100.0%)

Increase (decrease) in notes payable and bank advances	351	(1,641)	1,992	n.m.

Decrease in securitized trade receivables	(150)	–	(150)	n.m.

Issue of long-term debt	4,985	6,006	(1,021)	(17.0%)

Repayment of long-term debt	(2,751)	(5,003)	2,252	45.0%

Issue of common shares	261	26	235	n.m.

Purchase of shares for settlement of share-based payments	(297)	(263)	(34)	(12.9%)

Cash dividends paid on common shares	(3,132)	(2,975)	(157)	(5.3%)

Other financing activities	(78)	(93)	15	16.1%

Cash used in discontinued operations (included in cash flows from financing activities)	–	(7)	7	100.0%

Net (decrease) increase in cash	(17)	83	(100)	n.m.

Net decrease in cash equivalents	–	(4)	4	100.0%

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 2021, BCE’s cash flows from operating activities increased by $254 million, compared to 2020, mainly due to higher adjusted EBITDA and higher cash from working capital due mainly to the timing of supplier payments, partly offset by higher severance and other costs paid and higher income taxes paid. Additionally, there was lower cash from discontinued operations in 2021 as the sale of substantially all of our data centre operations was completed in Q4 2020.

Free cash flow decreased by $353 million in 2021, compared to 2020, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid.

CAPITAL EXPENDITURES

	2021	2020	$ CHANGE	% CHANGE

Bell Wireless	1,120	916	(204)	(22.3%)

Capital intensity	12.4%	10.5%		(1.9) pts

Bell Wireline	3,597	3,161	(436)	(13.8%)

Capital intensity	29.5%	25.9%		(3.6) pts

Bell Media	120	125	5	4.0%

Capital intensity	4.0%	4.5%		0.5 pts

BCE	4,837	4,202	(635)	(15.1%)

Capital intensity	20.6%	18.4%		(2.2) pts

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BCE capital expenditures increased by 15.1% or $635 million in 2021 over last year to $4,837 million for a corresponding capital intensity of 20.6%, up 2.2 pts over 2020. The growth in capital spending is consistent with our two-year plan to accelerate network investments. The year-over-year increase was driven by:

•	Higher capital spending in our wireless segment of $204 million in 2021, compared to last year, primarily due to the ongoing deployment of our mobile 5G network which at the end of 2021 reached more than 70% of the Canadian population

•

Greater capital spending in our wireline segment of $436 million in 2021, compared to last year, mainly from the continued expansion of our FTTP network to more homes and businesses and the rollout of our fixed WTTP network to more rural locations

SPECTRUM PAYMENT

On December 17, 2021, Bell Mobility acquired 271 licences in a number of urban and rural markets for 678 million MHz-Pop of 3500 MHz spectrum for $2.07 billion.

CASH FROM DISCONTINUED OPERATIONS (INCLUDED IN CASH FLOWS FROM INVESTING ACTIVITIES)

In 2020, cash from discontinued operations (included in cash flows from investing activities) was $892 million mainly due to $933 million (net of debt and other items) received in Q4 2020 from the completion of the sale of substantially all of our data centre operations.

DEBT INSTRUMENTS

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of notes payable under commercial paper programs, loans securitized by trade receivables and bank facilities. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt. As at December 31, 2021, all of our debt was denominated in Canadian dollars with the exception of our commercial paper, and Series US-1, US-2, US-3, US-4, US-5 and US-6 Notes, which are denominated in U.S. dollars and have been hedged for foreign currency fluctuations through cross currency interest rate swaps.

2021

During 2021, we issued debt, net of repayments. This included:

•

$4,985 million issuance of long-term debt comprised of the issuance of Series US-3, Series US-4, Series US-5 and Series US-6 Notes, with total principal amounts of $600 million, $500 million, $600 million and $650 million in U.S. dollars, respectively ($747 million, $623 million, $755 million and $818 million in Canadian dollars, respectively), and the issuance of Series M-54, Series M-55 and Series M-56 MTN debentures, with total principal amounts of $1 billion, $550 million and $500 million in Canadian dollars, respectively, partly offset by $8 million of discounts on our debt issuances

•	$351 million issuance (net of repayments) of notes payable

Partly offset by:

•

$2,751 million repayment of long-term debt comprised of early redemption of Series M-40 MTN debentures with a total principal amount of $1,700 million in Canadian dollars and net payments of leases and other debt of $1,051 million

•	$150 million decrease in securitized trade receivables

2020

During 2020, we repaid debt, net of issuances. This included:

•	$1,641 million repayment (net of issuances) of notes payable

•

$5,003 million repayment of long-term debt comprised of the repayment by Bell Canada of $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under its committed credit facilities, the early redemption of Series M-42, Series M-30 and Series M-24 MTN debentures with total principal amounts of $850 million, $750 million and $500 million in Canadian dollars, respectively, and net payments of leases and other debt of $868 million

Partly offset by:

•

$6,006 million issuance of long-term debt comprised of the drawdown of $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under Bell Canada’s committed credit facilities and the issuance of Series M-51, Series M-47, Series M-52, and Series M-53 MTN debentures, with total principal amounts of $1,250 million, $1 billion, $1 billion and $750 million in Canadian dollars, respectively, partly offset by $29 million of net discounts on our debt issuances

ISSUANCE OF COMMON SHARES

The issuance of common shares in 2021 increased by $235 million, compared to 2020, mainly due to a higher number of exercised stock options.

CASH DIVIDENDS PAID ON COMMON SHARES

In 2021, cash dividends paid on common shares of $3,132 million increased by $157 million, compared to 2020, due to a higher dividend paid in 2021 of $3.4575 per common share compared to $3.2900 per common share in 2020.

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6.4   Post-employment benefit plans

For the year ended December 31, 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI from continuing operations of $2,433 million. This was due to a higher-than-expected return on plan assets in 2021 and a higher actual discount rate of 3.2% at December 31, 2021, compared to 2.6% at December 31, 2020.

For the year ended December 31, 2020, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI from continuing operations of $687 million. This was due to a higher-than-expected return on plan assets in 2020, partly offset by a lower actual discount rate of 2.6% at December 31, 2020, compared to 3.1% at December 31, 2019.

6.5   Financial risk management

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, equity price risk and longevity risk. These risks are further described in Note 2, Significant accounting policies, Note 8, Other income (expense), Note 27, Post-employment benefit plans and Note 29, Financial and capital management in BCE’s 2021 consolidated financial statements.

The following table outlines our financial risks, how we manage these risks and their financial statement classification.

FINANCIAL	DESCRIPTION	MANAGEMENT OF RISK AND
RISK	OF RISK	FINANCIAL STATEMENT CLASSIFICATION

Credit risk	We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our trade receivables, including wireless device financing plan receivables, and derivative instruments are unable to meet their obligations.

• Large and diverse customer base

• Deal with institutions with investment-grade credit ratings

• Regularly monitor our credit risk and credit exposure

• Our trade receivables and allowance for doubtful accounts balances at December 31, 2021, which both include the current portion of wireless device financing plan receivables, were $3,843 million and $136 million, respectively

• Our non-current wireless device financing plan receivables and allowance for doubtful accounts balances at December 31, 2021 were $387 million and $15 million, respectively

• Our contract assets balances at December 31, 2021 was $665 million, net of an allowance for doubtful accounts balance of $20 million

Liquidity risk	We are exposed to liquidity risk for financial liabilities.

• Sufficient cash from operating activities, possible capital markets financing and committed bank facilities to fund our operations and fulfill our obligations as they become due

• Refer to section 6.7, Liquidity – Contractual obligations, for a maturity analysis of our recognized financial liabilities

Foreign currency risk

We are exposed to foreign currency risk related to anticipated purchases and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $7 million (loss of $20 million) recognized in net earnings from continuing operations at December 31, 2021 and a gain of $241 million (loss of $221 million) recognized in OCI from continuing operations at December 31, 2021, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $4 million recognized in OCI from continuing operations at December 31, 2021, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

• Foreign currency forward contracts and options maturing in 2022 to 2023 of $2.5 billion in U.S. dollars ($3.1 billion in Canadian dollars) and ₱2.3 billion in Philippine pesos ($58 million in Canadian dollars) at December 31, 2021, to manage foreign currency risk related to anticipated purchases and certain foreign currency debt

• For cash flow hedges, changes in the fair value are recognized in OCI from continuing operations, except for any ineffective portion, which is recognized in Other income (expense) in the income statements. Realized gains and losses in Accumulated OCI are reclassified to the income statements or to the initial cost of the non-financial asset in the same periods as the corresponding hedged transactions are recognized.

• For economic hedges, changes in the fair value are recognized in Other income (expense) in the income statements

• At December 31, 2021, we had outstanding cross currency interest rate swaps with notional amounts of $3,500 million in U.S. dollars ($4,511 million in Canadian dollars) to hedge the U.S. currency exposure of our U.S. Notes maturing from 2032 and 2052

• For cross currency interest rate swaps, changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for amounts recorded in Other income (expense) in the income statements to offset the foreign currency translation adjustment on the related debt and any portion of the hedging relationship which is ineffective

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FINANCIAL	DESCRIPTION	MANAGEMENT OF RISK AND
RISK	OF RISK	FINANCIAL STATEMENT CLASSIFICATION

Interest rate risk

We are exposed to risk on the interest rates of our debt, our post-employment benefit plans and on dividend rate resets on our preferred shares.

A 1% increase (decrease) in interest rates would result in a loss of $4 million (gain of $3 million) in net earnings from continuing operations at December 31, 2021 and a gain of $18 million (loss of $25 million) recognized in OCI from continuing operations at December 31, 2021, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

• We use cross currency interest rate swaps, cross currency basis rate swaps and forward starting interest rate swaps to hedge interest rate exposure on existing and/or future debt issuances. We also use leveraged interest rate options to economically hedge dividend rate resets on preferred shares.

• In 2021, we entered into cross currency interest rate swaps with a notional amount of $600 million in U.S. dollars ($748 million in Canadian dollars) to hedge the interest exposure of our U.S. Notes maturing in 2024

• For cross currency interest rate swaps, changes in the fair value of these derivatives and the related debt are recognized in Other income (expense) in the income statements and offset, except for any ineffective portion of the hedging relationship

• In 2021, we entered into forward starting interest rate swaps with a notional amount of $127 million to hedge the interest rate exposure on future debt issuances

• For forward starting interest rate swaps, changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion of the hedging relationship, which is recognized in Other income (expense) in the income statements. Realized gains and losses in Accumulated OCI are reclassified to Interest expense in the income statements over the term of the related debt.

• In 2021, we also entered into cross currency basis rate swaps with a notional amount of $127 million to hedge economically the basis rate exposure on future debt issuances

• For cross currency basis rate swaps, changes in the fair value of these derivatives are recognized in the income statements in Other income (expense)

• For our post-employment benefit plans, the interest rate risk is managed using a liability matching approach, which reduces the exposure of the DB plans to a mismatch between investment growth and obligation growth

Equity price risk

We are exposed to risk on our cash flow related to the settlement of equity settled share-based compensation plans.

A 5% increase (decrease) in the market price of BCE’s common shares at December 31, 2021 would result in a gain (loss) of $43 million recognized in net earnings from continuing operations, for 2021, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

• Equity forward contracts with a fair value net asset of $130 million at December 31, 2021 on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans

• Changes in the fair value of these derivatives are recorded in the income statements in Other income (expense) for derivatives used to hedge equity settled share-based payment plans

Commodity price risk	We are exposed to risk on the purchase cost of fuel. Refer to the following Fair value section for details on our derivative financial instruments.	• As at December 31, 2021, all fuel swaps had matured • Changes in the fair value of these derivatives are recorded in the income statements in Other income (expense)

Longevity risk	We are exposed to life expectancy risk on our post-employment benefit plans.

• The Bell Canada pension plan has an investment arrangement which hedges part of its exposure to potential increases in longevity, which covers approximately $4 billion of post-employment benefit obligations

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FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that may be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values may not be the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, dividends payable, trade payables and accruals, compensation payable, severance and other costs payable, interest payable, notes payable and loans secured by trade receivables approximate fair value as they are short-term. The carrying value of wireless device financing plan receivables approximates fair value given that their average remaining duration is short and the carrying value is reduced by an allowance for doubtful accounts and an allowance for revenue adjustments.

The following table provides the fair value details of other financial instruments measured at amortized cost in the statements of financial position.

			DECEMBER 31, 2021		DECEMBER 31, 2020

			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	66	67	82	86

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	23,729	26,354	20,525	24,366

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

		FAIR VALUE OF ASSET (LIABILITY)

	CLASSIFICATION	CARRYING VALUE	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)	(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL3) (2)

December 31, 2021

Publicly-traded and privately-held investments (3)	Other non-current assets	183	24	–		159

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	279	–	279		–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	122	–	185		(63)

December 31, 2020

Publicly-traded and privately-held investments (3)	Other non-current assets	126	3	–		123

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(51)	–	(51)		–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	109	–	167		(58)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments

(3)

Unrealized gains and losses are recorded in OCI from continuing operations in the statements of comprehensive income and are reclassified from Accumulated OCI to the deficit in the statements of financial position when realized

(4)

Represents BCE’s obligation to repurchase the Master Trust Fund’s 9% interest in MLSE at a price not less than an agreed minimum price, should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other income (expense) in the income statements.

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6.6   Credit ratings

Credit ratings generally address the ability of a company to repay principal and pay interest on debt or dividends on issued and outstanding preferred shares.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available partly depend on our assigned credit ratings at the time capital is raised. Investment grade credit ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade. A ratings downgrade could result in adverse consequences for our funding capacity or ability to access the capital markets.

The following table provides BCE’s and Bell Canada’s credit ratings, which are considered investment grade, as at March 3, 2022 from DBRS, Moody’s and S&P.

KEY CREDIT RATINGS

BELL CANADA (1)

MARCH 3, 2022	DBRS	MOODY’S	S&P

Commercial paper	R-2 (high)	P-2	A-1 (Low) (Canadian scale)

A-2 (Global scale)

Long-term debt	BBB (high)	Baa1	BBB+

Subordinated long-term debt	BBB (low)	Baa2	BBB

BCE (1)

	DBRS	MOODY’S	S&P

Preferred shares	Pfd-3	–	P-2 (Low) (Canadian scale)

BBB- (Global scale)

(1)

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

As of March 3, 2022, BCE’s and Bell Canada’s credit ratings have stable outlooks from DBRS, Moody’s and S&P.

6.7   Liquidity

This section contains forward-looking statements, including relating to the expectation that our available liquidity, which is comprised of cash and cash equivalents and amounts available under our securitized trade receivable program and our committed bank credit facilities, will be sufficient to meet our cash requirements for 2022. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

AVAILABLE LIQUIDITY

Total available liquidity at December 31, 2021 was $3.4 billion, comprised of $207 million in cash, $400 million available under our securitized trade receivable program and $2.8 billion available under our $3.5 billion committed bank credit facilities (given $711 million of commercial paper outstanding).

We expect that our available liquidity, 2022 estimated cash flows from operations and capital markets financing will permit us to meet our cash requirements in 2022 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements.

Should our 2022 cash requirements exceed our cash, cash equivalents, cash generated from our operations, and funds raised under capital markets financings and our securitized trade receivable program, we would expect to cover such a shortfall by drawing under committed credit facilities that are currently in place or through new facilities to the extent available.

In 2022, our cash flows from operations, cash, cash equivalents, capital markets financings, securitized trade receivable program and credit facilities should give us flexibility in carrying out our plans for business growth, including business acquisitions, as well as for the payment of contingencies.

We continuously monitor the rapidly changing COVID-19 pandemic for impacts on operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.

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The table below is a summary of our total bank credit facilities at December 31, 2021.

DECEMBER 31, 2021	TOTAL AVAILABLE	DRAWN	LETTERS OF CREDIT	COMMERCIAL PAPER OUTSTANDING	NET AVAILABLE

Committed credit facilities

Unsecured revolving and expansion credit facilities (1) (2)	3,500	–	–	711	2,789

Other	106	–	106	–	–

Total committed credit facilities	3,606	–	106	711	2,789

Total non-committed credit facilities	1,939	–	1,060	–	879

Total committed and non-committed credit facilities	5,545	–	1,166	711	3,668

(1)	Bell Canada’s $2.5 billion committed revolving credit facility expires in May 2026 and its $1 billion committed expansion credit facility expires in May 2024.

(2)

As of December 31, 2021, Bell Canada’s outstanding commercial paper included $561 million in U.S. dollars ($711 million in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in Debt due within one year.

Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $3.5 billion in Canadian currency which equals the aggregate amount available under Bell Canada’s committed supporting revolving and expansion credit facilities as at December 31, 2021. The total amount of the net available committed revolving and expansion credit facilities may be drawn at any time.

Some of our credit agreements require us to meet specific financial ratios and to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada. In addition, some of our debt agreements require us to offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements. We are in compliance with all conditions and restrictions under such agreements.

CASH REQUIREMENTS

CAPITAL EXPENDITURES

In 2022, our planned capital spending will be focused on our strategic imperatives, reflecting an appropriate level of investment in our networks and services. Bell will continue its $1.7 billion capital expenditure acceleration program to roll out its direct fibre, WHI and mobile 5G networks under which $800 million was spent in 2021 and the remaining $900 million is expected to be spent in 2022. The 2022 accelerated capital expenditures are expected to be funded through available liquidity, 2022 estimated cash flows from operations and capital markets financing.

POST-EMPLOYMENT BENEFIT PLANS FUNDING

Our post-employment benefit plans include DB pension and defined contribution (DC) pension plans, as well as other post-employment benefits (OPEBs) plans. The funding requirements of our post-employment benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Actuarial valuations were last performed for our significant post-employment benefit plans as at December 31, 2020.

We expect to contribute approximately $90 million to our DB pension plans in 2022, subject to actuarial valuations being completed in mid-2022. We expect to contribute approximately $110 million to the DC pension plans and to pay approximately $75 million to beneficiaries under OPEB plans in 2022.

DIVIDEND PAYMENTS

In 2022, the cash dividends to be paid on BCE’s common shares are expected to be higher than in 2021 as BCE’s annual common share dividend increased by 5.1% to $3.68 per common share from $3.50 per common share effective with the dividend payable on April 15, 2022. The declaration of dividends is subject to the discretion of the BCE Board.

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CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations at December 31, 2021 that are due in each of the next five years and thereafter.

AT DECEMBER 31, 2021	2022	2023	2024	2025	2026	THERE- AFTER	TOTAL

Recognized financial liabilities

Long-term debt	156	1,632	2,060	2,153	1,561	16,289	23,851

Notes payable	735	–	–	–	–	–	735

Lease liabilities (1)	1,009	833	541	439	406	1,922	5,150

Loan secured by trade receivables	900	–	–	–	–	–	900

Interest payable on long-term debt, notes payable and loan secured by trade receivables	918	890	825	770	718	9,068	13,189

Net payments (receipts) on cross currency basis swaps	11	12	(2)	12	12	314	359

MLSE financial liability	149	–	–	–	–	–	149

Commitments (off-balance sheet)

Commitments for property, plant and equipment and intangible assets	1,104	757	461	334	219	161	3,036

Purchase obligations	542	380	245	210	292	221	1,890

Leases committed not yet commenced	7	2	6	1	–	–	16

Total	5,531	4,506	4,136	3,919	3,208	27,975	49,275

(1)	Includes imputed interest of $841 million.

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include OOH advertising spaces, fibre use and real estate. These leases are non-cancellable.

Subsequent to year end, in February 2022, Bell acquired a business that provides Internet, telephone and television services to consumers and businesses in Québec and parts of Ontario. The acquisition is expected to accelerate growth in Bell’s residential and small business customers. The results of the acquired business will be included in our Bell Wireline segment.

Additionally, subsequent to year end, we entered into new commitments for property, plant and equipment and intangible assets totaling approximately $1.4 billion, which is payable between 2022 and 2033.

INDEMNIFICATIONS AND GUARANTEES

(OFF-BALANCE SHEET)

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and leases. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or termination date.

We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications and guarantees. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under indemnifications or guarantees in the past.

6.8   Litigation

In the ordinary course of our business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 3, 2022, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

For a description of important legal proceedings pending at March 3, 2022, please see the section entitled Legal proceedings contained in the BCE 2021 AIF.

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7 MD&A Selected annual and quarterly information

7    Selected annual and quarterly information

7.1   Annual financial information

The following table shows selected consolidated financial data of BCE for 2021, 2020 and 2019 based on the annual consolidated financial statements, which are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

Our financial and operating performance saw a steady improvement in 2021 despite the continued adverse impacts of the COVID-19 pandemic experienced throughout the year, due to our strong operational execution and the easing of government restrictions in the second half of the year. It has been almost two years since the pandemic began affecting our performance and we have since adapted many aspects of our business to better operate in this environment. Additionally, compared to 2020, the effects of the pandemic on our year-over-year performance were considerably reduced, with Q2 2020 being the quarter most significantly affected by the pandemic. The impacts of the COVID-19 pandemic, although moderated, continued to unfavourably affect Bell Wireless product and roaming revenues, Bell Media advertising revenues, as well as Bell Wireline business market equipment revenues, due to reduced commercial activity as a result of the government restrictions put in place to combat the pandemic, particularly in the first half of the year, and the global supply chain challenges experienced in the second half of the year. See section 1, Overview – COVID-19, in this MD&A for more details.

On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations in an all-cash transaction valued at $1.04 billion. We reclassified amounts related to the sale for the previous years to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for 2020. Property, plant and equipment and intangible assets that were sold were no longer depreciated or amortized effective June 1, 2020. In Q4 2020, we completed the sale for proceeds of $933 million (net of debt and other items) and recorded a gain on sale, net of taxes, of $211 million. The capital gain as a result of the sale was mainly offset by the recognition of previously unrecognized capital loss carry forwards.

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	2021	2020	2019

CONSOLIDATED INCOME STATEMENTS

Operating revenues

Service	20,350	19,832	20,566

Product	3,099	3,051	3,227

Total operating revenues	23,449	22,883	23,793

Operating costs	(13,556)	(13,276)	(13,787)

Adjusted EBITDA	9,893	9,607	10,006

Severance, acquisition and other costs	(209)	(116)	(114)

Depreciation	(3,627)	(3,475)	(3,458)

Amortization	(982)	(929)	(886)

Finance costs

Interest expense	(1,082)	(1,110)	(1,125)

Interest on post-employment benefit obligations	(20)	(46)	(63)

Impairment of assets	(197)	(472)	(102)

Other income (expense)	160	(194)	95

Income taxes	(1,044)	(792)	(1,129)

Net earnings from continuing operations	2,892	2,473	3,224

Net earnings from discontinued operations	–	226	29

Net earnings	2,892	2,699	3,253

Net earnings from continuing operations attributable to:

Common shareholders	2,709	2,272	3,011

Preferred shareholders	131	136	151

Non-controlling interest	52	65	62

Net earnings from continuing operations	2,892	2,473	3,224

Net earnings attributable to:

Common shareholders	2,709	2,498	3,040

Preferred shareholders	131	136	151

Non-controlling interest	52	65	62

Net earnings	2,892	2,699	3,253

Net earnings per common share – basic and diluted

Continuing operations	2.99	2.51	3.34

Discontinued operations	–	0.25	0.03

Net earnings per common share – basic and diluted	2.99	2.76	3.37

RATIOS

Adjusted EBITDA margin (%)	42.2%	42.0%	42.1%

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7 MD&A Selected annual and quarterly information

	2021	2020	2019

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Property, plant and equipment	28,235	27,513	27,636

Total assets	66,764	60,665	60,146

Debt due within one year (including notes payable and loans secured by trade receivables)	2,625	2,417	3,881

Long-term debt	27,048	23,906	22,415

Total non-current liabilities	34,710	31,065	28,961

Equity attributable to BCE shareholders	22,635	20,989	21,074

Total equity	22,941	21,329	21,408

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash flows from operating activities	8,008	7,754	7,958

Cash flows used in investing activities	(7,003)	(3,540)	(4,036)

Capital expenditures	(4,837)	(4,202)	(3,974)

Business acquisitions	(12)	(65)	(51)

Cash from (used in) discontinued operations	–	892	(18)

Cash flows used in financing activities	(1,022)	(4,135)	(4,202)

Issue of common shares	261	26	240

Increase (decrease) in notes payable and bank advances	351	(1,641)	(1,073)

(Decrease) increase in securitized trade receivables	(150)	–	131

Issue of long-term debt	4,985	6,006	1,954

Repayment of long-term debt	(2,751)	(5,003)	(2,221)

Cash dividends paid on common shares	(3,132)	(2,975)	(2,819)

Cash dividends paid on preferred shares	(125)	(132)	(147)

Cash dividends paid by subsidiaries to non-controlling interest	(86)	(53)	(65)

Free cash flow	2,995	3,348	3,738

SHARE INFORMATION

Weighted average number of common shares (millions)	906.3	904.3	900.8

Common shares outstanding at end of year (millions)	909.0	904.4	903.9

Market capitalization (1)	59,821	49,226	54,379

Dividends declared per common share (dollars)	3.50	3.33	3.17

Dividends declared on common shares	(3,175)	(3,011)	(2,857)

Dividends declared on preferred shares	(131)	(136)	(151)

Closing market price per common share (dollars)	65.81	54.43	60.16

Total shareholder return	27.9%	(4.1%)	17.5%

RATIOS

Capital intensity (%)	20.6%	18.4%	16.7%

Price to earnings ratio (times) (2)	22.01	19.72	17.85

OTHER DATA

Number of employees (thousands)	50	51	52

(1)	BCE’s common share price at the end of the year multiplied by the number of common shares outstanding at the end of the year.

(2)	Price to earnings ratio is defined as BCE’s common share price at the end of the year divided by EPS.

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7.2   Quarterly financial information

The following table shows selected BCE consolidated financial data by quarter for 2021 and 2020. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A. Refer to section 1, Overview – COVID-19, in this MD&A for a description of the impacts of the COVID-19 pandemic on our financial results during 2021 and 2020.

	2021				2020

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenues

Service	5,243	5,099	5,040	4,968	5,090	4,924	4,800	5,018

Product	966	737	658	738	1,012	863	554	622

Total operating revenues	6,209	5,836	5,698	5,706	6,102	5,787	5,354	5,640

Adjusted EBITDA	2,430	2,558	2,476	2,429	2,404	2,454	2,331	2,418

Severance, acquisition and other costs	(63)	(50)	(7)	(89)	(52)	(26)	(22)	(16)

Depreciation	(925)	(902)	(905)	(895)	(872)	(876)	(869)	(858)

Amortization	(251)	(245)	(248)	(238)	(233)	(232)	(234)	(230)

Finance costs

Interest expense	(275)	(272)	(268)	(267)	(274)	(279)	(280)	(277)

Interest on post-employment benefit obligations	(5)	(5)	(5)	(5)	(11)	(12)	(11)	(12)

Impairment of assets	(30)	–	(164)	(3)	(12)	(4)	(449)	(7)

Other income (expense)	26	35	91	8	(38)	(29)	(80)	(47)

Income taxes	(249)	(306)	(236)	(253)	(191)	(262)	(96)	(243)

Net earnings from continuing operations	658	813	734	687	721	734	290	728

Net earnings from discontinued operations	–	–	–	–	211	6	4	5

Net earnings	658	813	734	687	932	740	294	733

Net earnings from continuing operations attributable to common shareholders	625	757	685	642	678	686	233	675

Net earnings attributable to common shareholders	625	757	685	642	889	692	237	680

Net earnings per common share – basic and diluted

Continuing operations	0.69	0.83	0.76	0.71	0.75	0.76	0.26	0.74

Discontinued operations	–	–	–	–	0.23	0.01	–	0.01

Net earnings per common share – basic and diluted	0.69	0.83	0.76	0.71	0.98	0.77	0.26	0.75

Weighted average number of common shares outstanding – basic (millions)	908.8	906.9	905.0	904.5	904.4	904.3	904.3	904.1

OTHER INFORMATION

Cash flows from operating activities	1,743	1,774	2,499	1,992	1,631	2,110	2,562	1,451

Free cash flow	236	571	1,248	940	92	1,034	1,611	611

Capital expenditures	(1,459)	(1,159)	(1,207)	(1,012)	(1,494)	(1,031)	(900)	(777)

FOURTH QUARTER HIGHLIGHTS

OPERATING REVENUES	Q4 2021	Q4 2020	$ CHANGE	% CHANGE

Bell Wireless	2,475	2,408	67	2.8%

Bell Wireline	3,079	3,095	(16)	(0.5%)

Bell Media	849	791	58	7.3%

Inter-segment eliminations	(194)	(192)	(2)	(1.0%)

Total BCE operating revenues	6,209	6,102	107	1.8%

ADJUSTED EBITDA	Q4 2021	Q4 2020	$ CHANGE	% CHANGE

Bell Wireless	951	903	48	5.3%

Bell Wireline	1,326	1,312	14	1.1%

Bell Media	153	189	(36)	(19.0%)

Total BCE adjusted EBITDA	2,430	2,404	26	1.1%

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7 MD&A Selected annual and quarterly information

Total operating revenues at BCE increased by 1.8% in Q4 2021, compared to the same period last year, as we continued to recover from the impact of the COVID-19 pandemic. BCE service revenues of $5,243 million increased by 3.0% year over year, while product revenues of $966 million declined by 4.5% year over year. The increase in operating revenues was driven by growth in our Bell Wireless and Bell Media segments, offset in part by a decline in our Bell Wireline segment. Wireless operating revenues increased by 2.8% in Q4 2021 compared to Q4 2020, due to higher service revenue of 6.3%, offset in part by lower product revenues of 3.6%. Bell Media operating revenues increased by 7.3% in Q4 2021, compared to Q4 2020, driven by both higher advertising and subscriber revenues. Bell Wireline operating revenues declined by 0.5% in Q4 2021, over the same period last year, due to lower product revenues of 10.5%, whereas service revenue remained stable year over year.

BCE net earnings decreased by 29.4% in Q4 2021, compared to Q4 2020, mainly due to lower net earnings from discontinued operations as a result of a gain on sale, net of taxes, of $211 million in Q4 2020 from the completion of the sale of substantially all of our data centre operations, higher depreciation and amortization, higher income taxes and higher impairment of assets, partly offset by higher other income and higher adjusted EBITDA.

BCE’s adjusted EBITDA grew by 1.1% in Q4 2021, compared to the same period last year, driven by growth in Bell Wireless of 5.3% and Bell Wireline of 1.1%, moderated by a decline in Bell Media of 19.0%. The growth in adjusted EBITDA was driven by higher operating revenues, offset in part by greater operating costs. Adjusted EBITDA margin of 39.1% in Q4 2021 decreased by 0.3 pts over Q4 2020, due to higher operating costs, offset in part by greater service revenue flow-through and reduced low-margin product sales in our total revenue base.

Bell Wireless operating revenues increased by 2.8% in Q4 2021, compared to the same period last year, due to higher service revenues, offset in part by lower product revenues. Service revenues grew by 6.3% year over year, driven by the continued growth in our mobile phone postpaid subscriber base, greater outbound roaming revenues from higher international roaming due to the easing of COVID-19 travel restrictions, and the flow-through of rate increases, combined with mix shift to higher-value monthly plans. This was moderated by lower data and voice overages, driven by greater customer adoption of monthly plans with higher data and voice minutes thresholds. Product revenues declined by 3.6% year over year, due to lower contracted sales volumes driven by fewer customer device upgrades and a greater mix of bring-your-own device customer activations due in part to global supply chain challenges driven by the COVID-19 pandemic. The decline in consumer electronic sales at The Source was similarly impacted by global supply chain challenges. These factors were moderated by a greater sales mix of premium mobile phones, offset in part by greater discounting during the holiday period.

Bell Wireless adjusted EBITDA increased by 5.3% in Q4 2021, compared to the same period last year, due to higher operating revenues, partly offset by higher operating costs. The increase in operating costs was mainly due to greater network operating costs related to the ongoing deployment of our mobile 5G network, higher cost of goods sold due to the greater sales mix of premium mobile phones and increased handset costs, moderated by lower contracted sales volumes. Greater payments to other carriers associated with the increase in roaming revenues from the easing of COVID-19 travel restrictions also contributed to the increase in operating costs, offset in part by lower labour costs. Adjusted EBITDA margin of 38.4% in Q4 2021 increased by 0.9 pts, compared to the same period last year, primarily driven by the flow-through of the service revenue growth and a lower proportion of low-margin product sales in our total revenue base.

Bell Wireline operating revenues declined by 0.5% in Q4 2021, compared to the same period last year, driven by lower product revenues. Service revenues remained stable year over year as the growth from the continued expansion of our retail Internet and IPTV subscriber bases, flow-through of residential rate increases, and higher business solution services sales, were largely offset by ongoing voice and legacy data erosion, declining satellite TV subscriber base, as well as higher acquisition, retention and bundle discounts on residential services. Product revenues declined by 10.5% in Q4 2021, compared to Q4 2020, mainly due to lower sales in our large business markets driven by global supply chain challenges due to the COVID-19 pandemic.

Bell Wireline adjusted EBITDA increased by 1.1% in Q4 2021 compared to the same period last year, from operating expense savings, moderated by lower year-over-year operating revenues. The decrease in operating costs was mainly driven by lower product cost of goods sold and payments to other carriers relating to the revenue decline, along with greater costs in 2020 attributable to the COVID-19 pandemic, mainly employee redeployment costs, and purchase of PPE. Adjusted EBITDA margin of 43.1% in Q4 2021 increased by 0.7 points over the same period in 2020, due to reduced operating costs, along with a decreased proportion of low-margin product sales in our total revenue base.

Bell Media operating revenues increased by 7.3% in Q4 2021, compared to the same period last year, from higher advertising and subscriber revenues. This includes growth in digital revenues of 36% in Q4 2021 compared to the same period last year. Advertising revenues increased by 11.8% in Q4 2021, compared to the same period in 2020, driven by growth in TV and OOH revenues, offset in part by a modest decline in radio advertising revenues. The growth in TV and OOH revenues reflects the ongoing recovery from the impacts of the COVID-19 pandemic, due to increased demand by advertisers and greater circulation and foot traffic, which favourably impacted OOH. The radio market is experiencing a slower recovery from the effects of the pandemic. Specialty TV advertising revenues benefited from the regular start to the sports season (return of CFL along with National Hockey League (NHL) and NBA regular season starts) compared to delayed starts in 2020 due to the COVID-19 pandemic. Conventional TV also benefited from the return of a full fall 2021 programming schedule. Subscriber revenues increased by 1.9% in Q4 2021, compared to the same period last year, primarily due to the continued growth in DTC subscribers from Crave.

Bell Media adjusted EBITDA decreased by 19.0% in Q4 2021, compared to the same period last year, as the increase in operating costs exceeded the growth in revenues. Operating costs increased in Q4 2021, compared to Q4 2020, from greater programming and production costs related to higher sports rights and broadcasting costs due to the regular start of sports seasons along with a full fall 2021 TV programming schedule compared to delays and/or cancellations in Q4 2020 as a result of the COVID-19 pandemic.

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BCE capital expenditures of $1,459 million in Q4 2021 declined by 2.3% or $35 million, compared to Q4 2020. This drove a capital intensity of 23.5% in the quarter, down 1.0 pts over the same period last year. The year-over-year decline in spending was due to a significant ramp-up in construction activity in Q4 2020 following a slower pace of spending earlier in 2020 due to the COVID-19 pandemic. Wireless capital spending decreased by $118 million year over year, mainly due to timing of spend as we continued to roll out our mobile 5G network in the quarter. Wireline capital investments increased by $80 million year over year, from the ongoing deployment of our FTTP and fixed WTTP networks, as well as greater investment in customer service digital enhancements.

BCE severance, acquisition and other costs of $63 million in Q4 2021 increased by $11 million, compared to Q4 2020, mainly due to higher severance costs related to involuntary and voluntary employee terminations, partly offset by lower acquisition and other costs.

BCE depreciation of $925 million in Q4 2021 increased by $53 million, year over year, mainly due to accelerated depreciation of 4G network elements as we transition to 5G, and a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services.

BCE amortization of $251 million in Q4 2021 increased by $18 million, year over year, mainly due to a higher asset base.

BCE interest expense of $275 million in Q4 2021 increased by $1 million, compared to Q4 2020, mainly due to higher average debt levels, partly offset by lower interest rates.

BCE other income of $26 million in Q4 2021 increased by $64 million, year over year, mainly due to higher net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans partly offset by a loss on our equity investments related to BCE’s obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures.

BCE income taxes of $249 million in Q4 2021 increased by $58 million, compared to Q4 2020, mainly as a result of a lower value of previously unrecognized tax benefits and higher taxable income.

BCE net earnings attributable to common shareholders of $625 million in Q4 2021, or $0.69 per share, were lower than the $889 million, or $0.98 per share, reported in Q4 2020. The year-over-year decrease was mainly due to lower net earnings from discontinued operations as a result of a gain on sale, net of taxes, of $211 million in Q4 2020 from the completion of the sale of substantially all of our data centre operations, higher depreciation and amortization, higher income taxes and higher impairment of assets, partly offset by higher other income and higher adjusted EBITDA. Adjusted net earnings decreased to $692 million in Q4 2021, compared to $731 million in Q4 2020, and adjusted EPS decreased to $0.76, from $0.81 in Q4 2020.

BCE cash flows from operating activities was $1,743 million in Q4 2021 compared to $1,631 million in Q4 2020. The increase is mainly attributed to lower income taxes paid due to timing as well as lower interest paid and higher adjusted EBITDA, partly offset by higher severance and other costs paid.

BCE free cash flow generated in Q4 2021 was $236 million, compared to $92 million in Q4 2020. The increase was mainly attributable to higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, and lower capital expenditures.

SEASONALITY CONSIDERATIONS

Some of our segments’ revenues and expenses vary slightly by season, which may impact quarter-to-quarter financial results. The nature of the COVID-19 pandemic has had significant impacts on our business. Due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results. Therefore, the typical seasonal variations described below may not fully reflect the trends experienced during the COVID-19 pandemic and more recent supply chain disruptions, which affected and continue to affect customer behaviour and spending, as well as the way we operate our business. Accordingly, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on the seasonality trends that normally characterize our business.

Bell Wireless operating results are influenced by the timing of new mobile device launches and seasonal promotional periods, such as back-to-school, Black Friday and the Christmas holiday period, as well as the level of overall competitive intensity. Because of these seasonal effects, subscriber additions and retention costs due to device upgrades related to contract renewals are typically higher in the third and fourth quarters. For ARPU, historically we have experienced seasonal sequential increases in the second and third quarters, due to higher levels of usage and roaming in the spring and summer months, followed by historical seasonal sequential declines in the fourth and first quarters. However, this seasonal effect on ARPU has moderated, as unlimited voice and data options have become more prevalent, resulting in less variability in chargeable data usage.

Bell Wireline revenue tends to be higher in the fourth quarter because of historically higher data and equipment product sales to business customers. However, this may vary from year to year depending on the strength of the economy and the presence of targeted sales initiatives, which can influence customer spending. Home Phone, TV and Internet subscriber activity is subject to modest seasonal fluctuations, attributable largely to residential moves during the summer months and the back-to-school period in the third quarter. Targeted marketing efforts conducted during various times of the year to coincide with special events or broad-based marketing campaigns also may have an impact on overall wireline operating results.

Bell Media revenue and related expenses from TV and radio broadcasting are largely derived from the sale of advertising, the demand for which is affected by prevailing economic conditions as well as cyclical and seasonal variations. Seasonal variations are driven by the strength of TV ratings, particularly during the fall programming season, major sports league seasons and other special sporting events such as the Olympic Games, NHL and NBA playoffs and World Cup soccer, as well as fluctuations in consumer retail activity during the year.

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8 MD&A Regulatory environment

8   Regulatory environment

8.1  Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu Limited Partnership (ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries, and other federal government departments, in particular ISED and the Competition Bureau. As a result of the COVID-19 pandemic, additional legislation or regulations, regulatory initiatives or proceedings, or government consultations or positions, may be adopted or instituted, as the case may be, that impose additional constraints on our operations and may adversely impact our ability to compete in the marketplace.

In particular, the CRTC regulates the prices we can charge for retail telecommunications services when it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition is sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our retail wireline and wireless telecommunications services. The CRTC can also mandate the provision of access by competitors to our wireline and wireless networks and the rates we can charge them. Notably, it currently mandates wholesale high-speed access for wireline broadband as well as domestic wireless roaming services and is implementing a wholesale facilities-based mobile virtual network operator (MVNO) access service. Lower mandated wholesale rates or the imposition of unfavourable terms for mandated services could undermine our incentives to invest in network improvements and extensions, limit our flexibility, influence the market structure, improve the business position of our competitors, limit network-based differentiation of our services and negatively impact the financial performance of our businesses. Our TV distribution and our TV and radio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, and control of copyright piracy. Adverse decisions by governments or regulatory agencies, increasing regulation or a lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

REVIEW OF KEY LEGISLATION

On February 2, 2022, the Government of Canada tabled Bill C-11, the Online Streaming Act. Key among the proposed amendments to the Broadcasting Act is that both foreign and domestic online broadcasting undertakings doing business in Canada could be required to contribute to the Canadian broadcasting system in a manner that the CRTC deems appropriate. If enacted, the specifics of such contribution will be determined through the CRTC’s public consultation processes and enforced by way of conditions imposed by the CRTC. The impact, if any, of the proposed amendments to the Broadcasting Act on our business and financial results is unclear at this time.

8.2  Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt or forborne from regulation. Most retail services offered by the BCE group of companies are forborne from retail regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including those in the BCE group, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

REVIEW OF MOBILE WIRELESS SERVICES

On February 28, 2019, the CRTC launched its planned review of the regulatory framework for mobile wireless services. The main issues in the CRTC’s consultation included (i) competition in the retail market; (ii) the current wholesale mobile wireless service regulatory framework, with a focus on wholesale MVNO access; and (iii) the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. On April 15, 2021, the CRTC released its decision, which requires Bell Mobility, Rogers Communications Canada Inc., Telus Communications Inc. (Telus) and Saskatchewan Telecommunications (SaskTel) to provide MVNO access to their networks to regional wireless carriers to allow them to operate as MVNOs in ISED Tier 4 spectrum licence areas where they own spectrum. The terms and conditions for MVNO access will be established in tariffs to be approved by the CRTC. The rate for MVNO access will not be subject to the CRTC tariff regime but instead is to be commercially negotiated between the parties with final offer arbitration by the CRTC as a recourse if negotiations fail. The CRTC indicated that the mandated access service is intended to be a temporary

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measure and will, in the absence of certain implementation delays, be phased out seven years from the date tariffed terms and conditions are finalized. In the decision, the CRTC has also required Bell Mobility, Rogers Communications Canada Inc. and Telus to provide seamless handoffs as part of the CRTC’s existing mandated domestic roaming service and has confirmed that its mandatory roaming obligations apply to 5G. On July 14, 2021, Bell Mobility, Rogers Communications Canada Inc., Telus, and SaskTel filed proposed tariff terms and conditions for the mandated MVNO access service and Bell Mobility, Rogers and Telus filed proposed amendments to their mandated roaming tariffs to reflect the CRTC’s determinations. The CRTC’s review process for the proposed tariffs and amendments is ongoing. It is unclear what impact, if any, the measures set out in this decision could have on our business and financial results, and our ability to make investments at the same levels as we have in the past. Further to the release of the CRTC’s decision, a petition was brought by DOT Mobile before Cabinet to eliminate eligibility requirements for mandated MVNO access and establish tariffed rates for the service.

MANDATED DISAGGREGATED WHOLESALE

ACCESS TO FTTP NETWORKS

On July 22, 2015, in Telecom Regulatory Policy CRTC 2015-326, the CRTC mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities. The first stage of its implementation took place only in Ontario and Québec. This adverse regulatory decision may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP undermines the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas.

On August 29, 2017, in Telecom Order CRTC 2017-312, the CRTC set interim rates for the new disaggregated wholesale high-speed access service. The final rates remain to be determined. On June 11, 2020, the CRTC launched a new proceeding (refer to section B. III.2.5 Review of network configuration for disaggregated wholesale access below) to reconsider the network configuration of the disaggregated wholesale high-speed access service it mandated in 2015 and suspended the finalization of the interim rates and terms of tariff that were set in 2017 until further notice. The mandating of final rates that are materially different from the rates we proposed could further impact our investment strategy, improve the business position of our competitors and adversely impact our financial results.

CNOC’s APPLICATION ON RETAIL

FTTP BROADBAND SERVICES

On January 8, 2021, Canadian Network Operators Consortium Inc. (CNOC) filed an application with the CRTC asking for an order mandating Bell Canada and other large providers to sell retail FTTP broadband services to ISPs, at a mandated discount off the retail price. ISPs would then resell these services under their own brands. CNOC proposed that this mandated access to retail FTTP services would last until the CRTC completes its reviews of all current and near-term proceedings related to wholesale high-speed services. The implementation of CNOC’s proposal would undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas, as well as improve the business position of our competitors and adversely impact our financial results.

REVIEW OF WHOLESALE FTTN HIGH-SPEED

ACCESS SERVICE RATES

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to FTTN or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016.

The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Bragg Communications Inc. (Eastlink), Rogers Communications Inc., Shaw Communications Inc. and Vidéotron Ltée) and Telus Communications Inc., the CRTC issued Decision 2021-182 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in the second quarter of 2021, we recorded a reduction in revenue of $44 million in our consolidated income statements.

While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates and ensures a better climate for much-needed investment in advanced networks. The decision is being challenged by at least one reseller, TekSavvy Solutions Inc. (TekSavvy), before the Federal Court of Appeal, where TekSavvy obtained leave to appeal the decision, and in three petitions brought by TekSavvy, Competitive Network Operators of Canada (CNOC) and National Capital Freenet before Cabinet to overturn the decision.

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REVIEW OF NETWORK CONFIGURATION

FOR DISAGGREGATED WHOLESALE ACCESS

On June 11, 2020, the CRTC launched a proceeding to reconsider the network configuration of the disaggregated wholesale high-speed access service mandated of Bell Canada and large cable carriers. The consultation aims to adopt a model applicable to wholesale providers across the country. It may also result in the adoption of a different level of disaggregation for Bell Canada than had been mandated in 2015 as discussed under Mandated disaggregated wholesale access to FTTP networks above. The launch of this new consultation has suspended the finalization of the rates of Bell Canada’s existing disaggregated high-speed access service, which will remain at their current interim level until further notice. Revisions that facilitate reseller access to disaggregated wholesale access and/or the mandating of final rates that are materially different from the rates Bell Canada has proposed could undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, improve the business position of resellers of high-speed access services and adversely impact our financial results.

REVIEW OF THE APPROACH TO RATE

SETTING FOR WHOLESALE

TELECOMMUNICATIONS SERVICES

On April 24, 2020, the CRTC launched a proceeding to reconsider the current approach used by the CRTC to set rates for mandated wholesale telecommunications services. The proceeding aims to consider the most appropriate methodology for ensuring that such rates are just and reasonable and are established in an efficient manner. This may result in the adoption of a new costing approach that substantially differs from the current Phase II costing methodology. Phase II is a prospective incremental costing methodology currently used by the CRTC to determine rates for regulated wholesale services. If the current Phase II costing methodology is revised or replaced, the impact of such changes may result in more efficient and transparent rate setting, or it may result in a rate-setting process that favours resellers and undermines incentives for facilities-based investment. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

CRTC REVIEW OF ACCESS TO POLES

On October 30, 2020, the CRTC launched a proceeding to request comments on potential regulatory measures to make access to poles owned by TCCs, such as Bell Canada, more efficient. As part of this proceeding, the CRTC requested comments on whether there should be maximum time limits for the completion of make ready work (i.e. work that is required in certain instances to be carried out on a pole prior to network deployment activities to either add capacity or ensure it can safely accommodate the deployment activities); whether all occupants of a pole should be responsible for the costs associated with pole maintenance and make-ready work; whether there should be a limit on the amount of time for which a pole owner can reserve spare capacity on a pole; and whether the CRTC can and should take steps to improve access to electric utility poles, having regard to the limit of its jurisdiction. We have implemented improvements to our pole access procedures and requested CRTC approval for the implementation of a “one touch make ready” process, starting with a trial in Québec. This proceeding may result in other modifications to the current regulatory process for access to poles. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

CANADA’S TELECOMMUNICATIONS

FOREIGN OWNERSHIP RULES

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

8.3   Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy.

A corporation must also meet certain Canadian ownership and control requirements to obtain a broadcasting or broadcasting distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.

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8.4   Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate a wireless system in Canada must hold a spectrum licence to do so. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

3500 MHZ SPECTRUM AUCTION

On July 29, 2021, provisional spectrum licence winners in the 3500 MHz spectrum auction were announced by ISED. Bell Mobility secured the right to acquire 271 licences in a number of urban and rural markets for 678 million MHz-Pop of 3500 MHz spectrum for $2.07 billion. On August 13, 2021, Bell Mobility made the required deposit of $415 million to ISED. On November 18, 2021, ISED released a Decision on Amendments to SRSP-520, Technical Requirement for Fixed and/or Mobile Systems, Including Flexible Use Broadband Systems, in the Band 3450–3650 MHz, in which it amended the technical specifications for use of 3500 MHz spectrum, primarily around major airports. The amended technical specifications will constrain the ability of 3500 MHz licensees to use this spectrum band around major airports and under certain conditions while ISED conducts additional research on the issue. It is unknown at this time how long such constraints will remain in effect. On December 17, 2021, Bell Mobility made the final auction payment for the 3500 MHz spectrum licences acquired in the auction and its spectrum licences were awarded by ISED on the same date.

CONSULTATION ON 3800 MHZ SPECTRUM

LICENSING FRAMEWORK

On December 17, 2021, ISED initiated a consultation seeking input regarding a technical, policy and licensing framework to govern the auction and use of spectrum licences in the 3800 MHz band. The consultation paper seeks comments on the use of a spectrum set-aside for certain auction bidders, a cross-band spectrum cap (with the 3500 MHz band), or a combination of both. ISED proposes that the auctioned licences will have a 20-year term and that there will be limits on the transferability of licences for the first five years of the licence term. In addition, ISED proposes that licensees will be required to provide network coverage to a certain percentage of the population in each licence area at 5, 7, 10 and 20 years following licence issuance. ISED has not yet indicated a specific date when the auction will take place. It is unclear what impact the results of this consultation and future related processes could have on our business and financial results.

DECISION ON RELEASING MILLIMETRE

WAVE SPECTRUM TO SUPPORT 5G

On June 5, 2019, ISED issued its Decision on Releasing Millimetre Wave Spectrum to Support 5G. In this decision, ISED announced that spectrum in the 26 gigahertz (GHz), 28 GHz, and 37-40 GHz bands will transition from satellite use to flexible use (i.e., mobile or fixed use). ISED will designate the 64-71 GHz band for licence-exempt operations on a no-interference, no-protection basis. ISED indicated that it will establish the details and specific rules through one or more future consultations. It is unclear what impact the results of this decision and future related processes could have on our business and financial results.

8.5   Bell Canada Act

Among other things, the Bell Canada Act limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

8.6   Other

REVIEW OF THE CRTC’S REGULATORY FRAMEWORK FOR NORTHWESTEL

On November 2, 2020, the CRTC launched a proceeding to review the regulatory framework for Northwestel and the state of telecommunications services in Canada’s North. This proceeding may result in modifications to the current regulatory framework for Northwestel, including with respect to issues such as rates, wholesale access and subsidies. Modifications to the current regulatory framework may result in additional subsidies and rate flexibility for Northwestel, which would encourage investment, or they may result in rate restrictions or additional wholesale obligations, which would undermine incentives for investment in the North. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

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9   Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, financial results or reputation.

This section describes the principal business risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation, and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements. Certain of these principal business risks have already been discussed in other sections of this MD&A, and we refer the reader to those sections for a discussion of such risks. All of the risk discussions set out in the sections referred to in the table below, as well as the risk discussion relating to the COVID-19 pandemic and general economic conditions set out in Section 3.3, Principal business risks, are incorporated by reference in this section 9.

RISKS DISCUSSED IN OTHER SECTIONS OF THIS MD&A	SECTION REFERENCES

Competitive environment	Section 3.3, Principal business risks Section 5, Business segment analysis (Competitive landscape and industry trends section for each segment)

Regulatory environment	Section 3.3, Principal business risks Section 8, Regulatory environment

Security management and data governance	Section 3.3, Principal business risks

Risks specifically relating to our Bell Wireless, Bell Wireline and Bell Media segments	Section 5, Business segment analysis (Principal business risks section for each segment)

The other principal business risks that could also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation are discussed below.

TECHNOLOGY/INFRASTRUCTURE TRANSFORMATION

The evolution and transformation of our networks, systems and operations using next-generation technologies, while lowering our cost structure, are essential to effective competition and customer experience

Globalization, increased competition and ongoing technological advances are driving customer expectations for faster market responses, improved customer service, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies along with customer service tools that are network-neutral and based on a more collaborative and integrated development environment. The availability of improved networks and software technologies further provides the foundation for better and faster connections, which have in turn led to a significant growth in IoT applications. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and IT infrastructure. The failure to accurately assess the potential of new technologies, or to invest and evolve in the appropriate direction in an environment of changing business models, could have an adverse impact on our business and financial results.

In particular, our network and IT evolution activities seek to use new as well as evolving and developing technologies, including network functions virtualization, software-defined networks, cloud technologies, multi-edge computing, open source software, AI and machine learning. They further seek to transform our network and systems through consolidation, virtualization and automation to achieve our objectives of becoming more agile in our service delivery and operations, as well as providing omni-channel capabilities for our customers. Our evolution activities also focus on building next-generation converged wireline and wireless networks, to enable competitive quality and customer experience at a competitive cost structure amid rapidly growing capacity requirements. Alignment across technology platforms, product and service development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation. Failure to continue to transform our operations to enable a truly customer-centric service experience may hinder our ability to build customers’ trust in our innovation and technological capabilities and to compete on footprint, service experience and cost structure. All of the above could have an adverse impact on our business, financial results and reputation.

Customer retention and new customer acquisitions may be hindered during the migration process resulting from our transformation activities if it causes poor service performance, which in turn may adversely affect the ability to achieve our operational and financial objectives. Failure to maximize adaptable infrastructures, processes and technologies to quickly and efficiently respond to evolving customer patterns and behaviours and to leverage IP across all facets of our network and product and service portfolio could inhibit a fully customer-centric approach. It could reduce our ability to provide comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

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In parallel to our focus on next-generation investments, adverse regulatory or court decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the lowering of rates by the CRTC of mandated wholesale services over FTTP, the imposition of unfavourable terms or the adoption of unfavourable rates in arbitration processes associated with the facilities-based MVNO access service the CRTC is implementing, the potential for additional mandated access to our networks, or the imposition of broader wholesale obligations on wireless networks would undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks. Failure to continue investment in next-generation capabilities in a disciplined and strategic manner could limit our ability to compete effectively and achieve desired business and financial results.

Other examples of risks affecting the achievement of our desired technology/infrastructure transformation include the following:

•

The ongoing COVID-19 pandemic may bring about further incremental costs, delays, unavailability of equipment and materials or inability to access customer premises, as well as unavailability of our employees, or those of our suppliers or contractors, due to government actions, illness, quarantines, absenteeism, workforce reduction initiatives, or other restrictive measures, which may impact our ability to expand our networks or to start, advance or complete both currently planned network deployment projects and other projects

•

The operational adaptation to the COVID-19 pandemic and the new flexible work models we and other stakeholders are implementing require a cultural shift and may bring potential volatility, which could impact transformation activities

•

We, and other telecommunications carriers upon which we rely to provide services, must be able to purchase high-quality, reputable network equipment and services from third-party suppliers on a timely basis and at a reasonable cost

•

Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could increase the cost of, and cause delays in, fibre and wireless rollouts

•	Suboptimal capital deployment in network build, infrastructure and process upgrades, and customer service improvements, could hinder our ability to compete effectively

•	The successful deployment of WTTP and 5G mobile services could be impacted by various factors affecting coverage and costs

•

Higher demand for faster Internet speed and capacity, coupled with governmental policies and initiatives, creates tensions around FTTP and WTTP deployment in terms of geographic preference and pace of rollout

•

The increasing dependence on applications for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), that may not be available, as well as the need for associated operating processes integrated into ongoing operations

•

New products, services or applications could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in a shorter lifecycle for existing or developing technologies, which could increase depreciation and amortization expense

•

As content consumption habits evolve and viewing options increase, our ability to aggregate and distribute relevant content and our ability to develop alternative delivery vehicles to compete in new markets and increase customer engagement and revenue streams may be hindered by the significant software development and network investment required

•

Successfully managing the development and deployment of relevant product solutions on a timely basis to match the speed of adoption of IoT in the areas of retail, business and government could be challenging

•

Customers continue to expect improvements in customer service, new functions and features, and reductions in the price charged to provide those services. Our ability to provide such improvements increasingly relies upon using a number of rapidly evolving technologies, including AI, machine learning, and “big data”. However, the use of such technologies is being increasingly scrutinized by legislators and regulators. If we cannot build market-leading competencies in the use of these emerging technologies in a way that respects societal values, we may not be able to continue to meet changing customer expectations and to continue to grow our business.

CUSTOMER EXPERIENCE

Driving a positive customer experience in all aspects of our engagement with customers is important to avoid brand degradation and other adverse impacts on our business and financial performance

As the bar continues to be raised by customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust and consistent service experience at a fair value proposition could hinder product and service differentiation and customer loyalty. The foundation of effective customer service is our ability to deliver high-quality, consistent and simple solutions to customers in an expeditious manner and on mutually agreeable terms. However, complexity in our operations resulting from multiple technology platforms, ordering and billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings, in the context of a large customer base and a workforce that continuously requires to be trained, monitored and replaced, may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer confusion or billing, service or other errors, which could adversely affect customer satisfaction, acquisition and retention. These challenges may be exacerbated as services become more complex. Media attention to customer complaints could also erode our brand and reputation and adversely affect customer acquisition and retention. In addition, the ongoing COVID-19 pandemic may bring about the unavailability of certain employees, or those of our suppliers or contractors, due to government actions, illness, quarantines, absenteeism or workforce reduction initiatives, which could negatively impact the rapidity of our response to customer demands and the overall customer experience.

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With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres and social media forums. These customer demands have intensified in response to the COVID-19 pandemic and the resulting shift to online transactions amid store closures. Understanding the customer relationship as a whole in a multi-product environment and delivering a simple, seamless experience at a fair price is increasingly central to an evolving competitive dynamic. While we introduced new services and tools, including self-managed solutions, designed to accelerate our customer experience evolution, we are unable to predict whether such services and tools will be sufficient to meet customer expectations. Failure to develop true omni-channel capabilities and improve our customer experience by digitizing and developing a consistent, fast and on-demand end-to-end experience before, during and after sales using new technologies such as AI and machine learning, in parallel with our network evolution, could also adversely affect our business, financial results, reputation and brand value.

Customers’ perception of our products, services, brand and corporate image is also important. Failure to positively influence customer perceptions through effective communication, including through our use of social media and other communication media or otherwise, could adversely affect our business, financial results, reputation and brand value. In addition, customers increasingly factor broader considerations into purchase decisions and look for alignment of personal values with corporate behaviour. Embracing topics that matter to the stakeholder value proposition, such as increasing our focus on ESG subjects and on the reporting of same, adds an important layer to the customer perception of our company and thus to the overall customer experience.

PEOPLE

Our people are central to our success and attracting, developing and retaining a diverse and talented team capable of furthering our strategic imperatives is essential to driving a winning culture and outstanding performance

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate efficiently and safely based on their responsibilities and the environment in which they are functioning. Demand for highly skilled team members has recently intensified, as retiring workers, limited immigration and an increase in remote-work arrangements allowing more global competition have created an even more competitive marketplace. This emphasizes the importance of developing and maintaining a comprehensive and inclusive human resources strategy and employee value proposition to adequately compete for talent and to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities. Failure to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, or to efficiently replace retiring employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. Labour shortages could negatively affect our ability to implement our strategic priorities, as well as sell our products and services and more generally serve our customers.

Establishing a culture that drives inclusivity, employee engagement, development and progression is essential to attract and retain talent. In addition, employees are typically more engaged at work when their value system aligns with their employer’s corporate values. Team members and organizations that share values also share a bigger purpose, and this match is critical to creating a long-lasting, successful and motivating place to work. We seek to foster an inclusive, equitable and accessible workplace where team members are valued, respected and supported, reflecting the diversity of the communities we serve and our desire to provide team members with the opportunity to reach their full potential. We further endeavour to establish programs and provide resources to support team members on a wide range of topics, including mental health services and support. Failure to establish robust programs to further these aspirations could adversely affect our ability to attract and retain team members. In addition, a wide range of ESG topics are increasingly important elements of corporate culture and embracing them reinforces our value proposition to drive employee attraction and retention. Failure to sufficiently address evolving employee expectations related to our culture and value proposition could also adversely affect our ability to attract and retain team members.

The COVID-19 pandemic introduced new, and amplified existing, people-related risks. From the beginning of the COVID-19 pandemic, we prioritized the health and safety of our team, including implementing strict sanitation and safety procedures, accelerated remote work arrangements, and providing enhanced access to workplace mental health services. In September 2021, anticipating our eventual return to the office, we introduced the Bell Workways program to help team members and leaders in managing work, family and other commitments by offering a new approach for our workplace that allows flexibility for team members on how and where they work, depending on their new designated role-based work profiles (remote, mobile or full-time office). We must nonetheless continue to manage health and safety concerns related to the COVID-19 pandemic in relation to our regular daily activities, and a prolongation of the COVID-19 pandemic could necessitate a delayed or more gradual return to the office. A further extended period of full-time remote work arrangements for those currently working from home could strain our business continuity plans and introduce additional operational risks or exacerbate our exposure to existing ones. Potential social or mental fatigue from adjusting to prolonged full-time remote work arrangements could further impact productivity, work/life balance and employees’ mental health. In addition, should we fail to establish an optimal post-pandemic work arrangement or develop new leadership skills necessary in the context of a new hybrid model, this could impair our ability to engage and motivate employees, impact productivity, increase the number of employees on disability leave for mental health reasons, and introduce additional operational risks or exacerbate our exposure to existing ones, which could impair our ability to manage our business.

Other examples of people-related risks include the following:

•

The increasing technical and operational complexity of our businesses and the high demand in the market for skilled resources in strategic areas create a challenging environment for hiring, retaining and developing such skilled resources

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•

Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for senior executive and other key roles, could impair our business until qualified replacements are found

•

Ensuring the safety of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, and/or in times of pandemic, requires focus, effective processes and flexibility to avoid injury, illness, service interruption, fines and reputational impact

•	Potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations could adversely affect our business and financial results

Challenges related to collective agreements could adversely affect our business

Approximately 39% of BCE employees were represented by unions and were covered by collective agreements at December 31, 2021. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives.

We cannot predict the outcome of collective agreement negotiations. Renewal of collective agreements could result in higher labour costs and be challenging in the context of a declining workload due to transformation, a maturing footprint and improved efficiencies. During the bargaining process there may be project delays and work disruptions, including work stoppages or work slowdowns, which could adversely affect service to our customers and, in turn, our customer relationships and financial performance.

OPERATIONAL PERFORMANCE

Our networks and IT systems are the foundation of high-quality consistent services, which are critical to meeting service expectations

Our ability to provide high-quality consistent wireless, wireline and media services to customers in a complex and changing operating environment is crucial for sustained success. Network capacity demands for content offerings and other bandwidth-intensive applications on our wireline and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Issues relating to network availability, speed, consistency and traffic management on our more current as well as our legacy networks could have an adverse impact on our business and financial performance. Furthermore, we will need to manage the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies, including software-defined networks leveraging open source software and cloud services.

Stay-at-home and work-from-home measures implemented by governments and businesses during the COVID-19 pandemic have impacted the nature of our customers’ use of our networks, products and services. This has created unprecedented capacity pressure on certain areas of our wireless, wireline and broadcast media networks in a short period of time. As a result of taking various steps to maintain service continuity, our networks have, in general, adequately sustained such increased usage, but there can be no assurance that this will continue to be the case. Home offices can be anywhere in the country and network performance and/or reliability may vary depending on the location. The recent trend for families to move from urban centres to less urbanized areas also increases the need to develop and/or enhance our network in areas that were not previously served or that were underserved. Network failures and slowdowns could adversely affect our brand and reputation, subscriber acquisition and retention as well as our financial results. We may also need to incur significant capital expenditures in order to provide additional capacity and reduce network congestion during the COVID-19 pandemic and beyond.

In addition, we currently use a very large number of interconnected internal and third-party operational and business support systems for provisioning, networking, distribution, broadcast management, ordering, billing and accounting, which may hinder our operational efficiency. If we fail to implement, maintain or manage highly effective IT systems supported by an effective governance and operating framework, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

•

The ongoing COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials as well as unavailability of our employees or those of our suppliers or contractors, due to government actions, illness, quarantines, absenteeism, workforce reduction initiatives or other restrictive measures, which may impact our ability to maintain or upgrade our networks in order to accommodate substantially increased network usage due to stay-at-home and work-at-home measures and to provide the desired levels of customer service

•

Failure to maintain required service delivery amid operational challenges (including those related to the COVID-19 pandemic and the availability of employees with the required skill set) and a transformation of our infrastructure and technology could adversely affect our brand, reputation and financial results

•

Corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions may not deliver the benefits contemplated and could adversely impact our ongoing operations

•	Failure to streamline our significant IT legacy system portfolio and proactively improve operating performance could adversely affect our business and financial results

•	We may experience more service interruptions or outages due to legacy infrastructure. In some cases, vendor support is no longer available or legacy vendor operations have ceased.

•

There may be a lack of replacement parts and competent and cost-effective resources to perform the lifecycle management and upgrades necessary to maintain the operational status of legacy networks and IT systems

•

Climate change increases the probability of severe weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis, all of which could impact network availability and performance and drive more repairs of network equipment

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Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities

Our operations, service performance, reputation and business continuity depend on how well we and our contracted product and service providers, as well as other telecommunications carriers on which we rely to provide services, protect networks and IT systems, as well as other infrastructure and facilities, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Climate change, especially in areas of greater environmental sensitivity, could heighten the occurrence of certain of the above-mentioned risks. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which is, among other factors, dependent on our or their ability to purchase equipment and services from third-party suppliers, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

In addition, the ongoing COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials as well as unavailability of our employees or those of our suppliers or contractors, any of which could impact our operations and business continuity strategies.

Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between ExpressVu and Telesat Canada (Telesat), we currently have satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, or space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our satellite TV service.

VENDOR MANAGEMENT/SUPPLY CHAIN

We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need, as well as comply with various obligations

We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our vendor selection, governance or oversight processes established to seek to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives. In addition, any such gaps could result in suboptimal management of our vendor base, increased costs and missed opportunities. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geopolitical environments and cultures, as well as the potential for localized natural disasters.

We may have to select different third-party suppliers for equipment or other products and services, or different outsourcers, in order to meet evolving internal company policies and guidelines as well as regulatory requirements. Should we decide, or be required by a governmental authority or otherwise, to terminate our relationship with an existing supplier or outsourcer, this would decrease the number of available suppliers or outsourcers and could result in significant increased costs, as well as transitional, support, service, quality or continuity issues; delay our ability to deploy new network and other technologies and offer new products and services; and adversely affect our business and financial results.

The use of third-party suppliers and the outsourcing of services generally involve transfer of risks, and we must take appropriate steps to ensure that our suppliers’ and outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Increased focus on supplier risks in areas of security, data governance, responsible procurement and broader ESG factors requires increased attention given that supplier actions or omissions could have significant impacts on our business, financial results, brand and reputation. Furthermore, as cloud-based supplier models continue to evolve and grow, which has accelerated in the context of remote work arrangements implemented in the context of the COVID-19 pandemic, our procurement and vendor management practices must also continue to evolve to fully address associated risk exposures.

In addition, certain company initiatives rely heavily on professional consulting services provided by third-parties, and a failure of such third party services may not be reasonably evident until their work is delivered or delayed. Difficulties in implementing remedial strategies in respect of professional consulting services provided by third parties that are not performed in a proper or timely fashion could result in an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

Other examples of risks associated with third-party suppliers and outsourcers include the following:

•

We rely upon the successful implementation and execution of business continuity plans by our product and service suppliers. To the extent that such plans do not successfully mitigate the impacts of the COVID-19 pandemic or other events and our suppliers or vendors experience operational failures or inventory constraints, such failures or

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constraints could result in supply chain disruptions that could adversely affect our business. Incremental costs, delays or unavailability of equipment, materials, products or services, as well as unavailability of our suppliers or contractors’ employees, could adversely affect our business. Notably, our wireless product revenues and mobile phone and mobile connected device gross and net additions may be unfavourably impacted due to a global chip shortage attributable to the COVID-19 pandemic that is resulting in supply chain disruptions and inventory constraints for consumer electronics and mobile devices, including smartphones and tablets.

•

The insolvency of one or more of our suppliers could cause a breakdown in supply and have an adverse effect on our operations, including our ability to make sales or service customers, as well as on our financial results

•

Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues affecting any such suppliers, or other suppliers, could result in decreased quantities or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand.

•	A suboptimal outsourcing model could result in the loss of key corporate knowledge and reduced efficiency and effectiveness

•

Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols implemented by our cloud-based partners or suppliers, or by us where we retain responsibility for such protocols, are inadequate

•	Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions

•

If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to identify serious product defects (including safety incidents) and develop appropriate remedial strategies, which may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our business, reputation and financial results.

•

Products (including software) and services supplied to us may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business, reputation and financial results.

•

We rely on other telecommunications carriers from time to time to deliver services. Should these carriers fail to roll out new networks or fail to upgrade existing networks, or should their networks be affected by operational failures or service interruptions, such issues could adversely affect our ability to provide services using such carriers’ networks and could, consequently, have an adverse effect on our business, reputation and financial results.

•

BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries. These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our business, reputation, the quality and speed of services provided to customers, or our ability to address technical issues.

FINANCIAL MANAGEMENT

If we are unable to raise the capital we need or generate sufficient cash flows from operating activities, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operating activities, which is subject to various risks, including those described in this MD&A.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, the money market, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions, political, economic and financial market instability in Canada or abroad, government policies, central bank monetary policies, increasing interest rates, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions and our acquisition of wireless spectrum licences could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry. Finally, with increasing emphasis by the capital markets on ESG performance and reporting, there is a potential for the cost and availability of funding to be increasingly tied to the quality of our ESG practices and related disclosed metrics.

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Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

Global financial markets have experienced, and could again experience, significant volatility and weakness as a result of the COVID-19 pandemic. Economic uncertainty could negatively impact equity and debt capital markets, could cause interest rate and currency volatility and movements, and could adversely affect our ability to raise financing in the public capital, bank credit and/or commercial paper markets as well as the cost thereof. Additionally, the negative impact of the COVID-19 pandemic on our customers’ financial condition could adversely affect our ability to recover payment of receivables from customers and lead to further increases in bad debts, thereby negatively affecting our revenues and cash flows, as well as our position under our securitized trade receivables program.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint ventures.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operating activities and on our growth prospects.

We cannot guarantee that dividends will be increased or declared

Increases in the BCE common share dividend and the declaration of dividends on any of BCE’s outstanding shares are subject to the discretion of BCE’s board of directors (BCE Board) and, consequently, there can be no guarantee that the dividend on common shares will be increased or that dividends will be declared. Dividend increases and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.5, Financial risk management of this MD&A and in Note 29 to BCE’s 2021 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price and other market conditions could lead to missed opportunities, increased costs, reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, equity and debt securities devaluations, and challenges in raising capital on market-competitive terms.

Income and commodity tax amounts may materially differ from the expected amounts

Our complex business operations are subject to various tax laws. The adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

The failure to reduce costs as well as unexpected increases in costs could adversely affect our ability to achieve our strategic imperatives and financial guidance

Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Examples of risks to our ability to reduce costs or limit potential cost increases include the following:

•	Increased inflation could result in higher input costs for equipment, products and services, and create increased pressure for wage increases

•	Increased costs related to the COVID-19 pandemic could continue for an undetermined period of time

•

Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues

•	As suppliers continue to shorten software lifecycles, the cost of seeking to maintain adequate information security increases

•

Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles

•

Failure to contain growing operational costs related to network sites, network performance, footprint expansion, spectrum licences, insurance and content and equipment acquisition could have a negative effect on our financial performance

•

Fluctuations in energy prices are partly influenced by government policies to address climate change such as carbon pricing which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations

•	Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may result in financial penalties and loss of revenues

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The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and a large number of employees, BCE requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. Fraud events can result in financial loss and brand degradation.

Specific examples relevant to us include:

•

Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings, which could potentially divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues

•	Subscription fraud on accounts established with a false identity or paid with a stolen credit card

•	Fraudulent (unauthorized) access to, and manipulation of, customer accounts, including through sim-swap and port out fraud

•	Network usage fraud such as call/sell operations using our wireline or wireless networks

•	Ongoing efforts to steal the services of TV distributors, including Bell Canada and ExpressVu, through compromise or circumvention of signal security systems, causing revenue loss

Economic conditions and changing customer behaviour could lead to further impairment charges and changes to estimates

As a result of the ongoing COVID-19 pandemic, in the second quarter of 2021, we recorded an impairment charge in our Bell Media segment relating to certain assets for our radio services. It is possible that the estimates currently recorded in our financial results for the year ended December 31, 2021 could change again in the future. This may include valuations and estimates related to allowance for doubtful accounts and impairment of contract assets, both of which take into account current economic conditions, as well as historical and forward-looking information, inventory valuation reserves, impairment of non-financial assets, derivative financial instruments, post-employment benefit plans and other provisions.

The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, and we may be required to increase contributions to our post-employment benefit plans

With a large pension plan membership and DB pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes, or to ensure that effective governance is in place for the management and funding of pension plan assets and obligations, could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors, including changes caused by the COVID-19 pandemic, could cause future contributions to significantly differ from our current estimates, require us to increase contributions to our post-employment benefit plans in the future and, therefore, have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public and private equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our pension plan solvency obligations and could therefore also significantly affect our cash funding requirements.

LITIGATION, LEGAL OBLIGATIONS AND GOVERNANCE

Legal proceedings, changes in applicable laws and the failure to proactively address our legal and regulatory obligations could have an adverse effect on our business, financial performance and reputation

We become involved in various claims and legal proceedings as part of our business. Plaintiffs are able to launch and obtain certification of class actions on behalf of a large group of people with increasing ease, and securities laws facilitate the introduction of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, including an increase in certified class actions which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business, financial performance and reputation.

The increase in laws and regulations around customer interactions and the technological evolution of our business create an environment of complex compliance requirements that must be adequately managed. The failure to comply with legal or regulatory obligations applicable to us could expose us to litigation, significant fines and penalties, as well as result in reputational harm. Heightened focus on consumer protection through provincial legislation and regulatory consumer codes, as well as increased legal and regulatory pressure in areas of privacy, accessibility, data governance and other ESG topics, require enhanced compliance frameworks and could further increase the company’s exposure to investigations, litigation, sanctions, fines and reputational harm.

For a description of important legal proceedings involving us, please see the section entitled Legal proceedings contained in the BCE 2021 AIF.

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There can be no assurance that our corporate governance practices will be sufficient to prevent violations of legal and ethical standards

Our employees, officers, Board members, suppliers and other business partners are expected to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies and contractual obligations could expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts. While we have developed and implemented strong corporate governance practices, including through our Code of Business Conduct which is updated regularly and subject to an annual review by our team members, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance and reputation. Effective ethical business conduct is also a component of good ESG practices, which are considered an increasingly important measure of corporate performance and value creation.

ENVIRONMENTAL AND SOCIAL RISK

Environmental concerns, including climate change, could have an adverse effect on our business

We face risks related to environmental events, including climate-related events, which could impact our operations, service performance, reputation and business continuity, cost of insurance, and more generally have an adverse effect on our business, financial performance and reputation. In particular, climate change poses potential risks to our business, our employees, our customers, our suppliers and outsourcers, and the communities we operate in.

In alignment with the recommendations of the TCFD, we categorize climate-related risks into physical and transition risks:

•

Physical risks are associated with the physical impacts from a changing climate and can either be event-driven (acute) or longer-term (chronic) shifts in climate patterns. Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis. These events could have a destructive impact on our telecommunications network infrastructure, which could affect our ability to deliver communications services that are critical to our customers and society. In addition, rising mean temperatures and extended heat waves could increase the need for cooling or heating capacity in our network infrastructure, thus increasing our energy consumption and associated costs. In order to enhance our resiliency to these increasing or decreasing temperatures, we may need to increase our investments in our infrastructure, which would lead to increased operational costs.

•

Transition risks are associated with a transition to a lower-carbon economy, which may include extensive regulatory, technology and market changes to address mitigation and adaptation requirements related to climate change. These risks may include increased operational costs driven by the rising price of energy due to carbon pricing regulations and the shifting supply and demand for energy, increased operational costs related to e-waste treatment programs and management systems, reputation risks related to our management of climate-related issues as well as to our level of disclosure related to such matters. There is also a reputational risk of not demonstrating our proactive behaviour towards climate change, which could affect customer perception and the cost and availability of funding that has the potential to be increasingly tied to the quality of our ESG practices and related disclosed metrics, all of which could have negative financial outcomes.

Furthermore, climate-related events could also impact our suppliers, which in turn could impact our business. Given that some of our third-party suppliers and outsourcers are located in foreign countries, localized natural disasters in such countries could further negatively impact our business.

In addition, several areas of our operations also raise environmental considerations, such as fuel storage, GHG emissions and energy consumption reduction, waste management, disposal of hazardous residual materials, and recovery and recycling of end-of-life electronic products we sell or lease.

Our team members, customers, investors and governments expect that we regard environmental protection as an integral part of doing business and that we seek to minimize the negative environmental impacts of our operations and create positive impacts where possible. Failure to recognize and adequately respond to their evolving expectations, to take action to reduce our negative impacts on the environment, to achieve our environmental commitments and to effectively report on environmental matters, could result in fines, and could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal and regulatory consequences for the company.

Pandemics, epidemics and other health risks, including health concerns about radiofrequency emissions from wireless communications devices and equipment, could have an adverse effect on our business

In addition to risks related to the COVID-19 pandemic, other pandemics, epidemics and other health risks could occur, which could adversely affect our ability to maintain operational networks and provide products and services to our customers, as well as the ability of our suppliers to provide us with products and services we need to operate our business. Any such pandemics, epidemics and other health risks could also have an adverse effect on the economy and financial markets resulting in a declining level of retail and commercial activity, which could have a negative impact on the demand for, and prices of, our products and services.

Many studies have been performed or are ongoing to assess whether mobile communications devices, such as smartphones, as well as wireless networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. In 2011, the International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

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ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile communications devices, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

Our business is heavily dependent on radiofrequency technologies, which could present significant challenges to our business and financial performance, such as the following:

•

We may face lawsuits relating to alleged adverse health effects on customers, as well as relating to our marketing and disclosure practices in connection therewith, and the likely outcome of such potential lawsuits is unpredictable and could change over time

•	Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance

•	Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution

Any of these events could have an adverse effect on our business and financial performance.

Various social issues, if not adequately managed, could have an adverse effect on our business

Inadequate management of social issues associated with our company and our business, as well as our suppliers and other stakeholders, could also adversely affect our business, financial condition, liquidity, financial results or reputation. This may include social elements discussed elsewhere in this MD&A such as DEI, employees’ well-being, health and safety, responsible procurement, as well as other social issues such as human rights, including Indigenous peoples’ rights and consultation, and community acceptance and engagement. Effective management of social risk is a component of good ESG practices, which are an important measure of corporate performance and value creation. Failure to sufficiently report on our management of social issues and to achieve our social commitments could harm our brand and reputation, and could lead to negative business, financial, legal and regulatory consequences for the company.

Various factors could negatively impact our ability to achieve our ESG targets

We have set a number of ambitious ESG targets to monitor our ESG performance and align our strategic imperatives. However, our ability to achieve these targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these targets. Failure to sufficiently address evolving employee, customer, investor and other stakeholder expectations through achievement of our ESG targets could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal and regulatory consequences for the company.

Important risk factors that could affect certain of our key ESG targets are set out below.

GHG EMISSIONS REDUCTION TARGETS

Our GHG emissions reduction targets rely in large part on our ability to implement sufficient corporate and business initiatives in order to reduce GHG emissions to the desired levels as reflected in such targets. Failure to implement such initiatives according to planned schedules due to changes in business plans, our inability to implement requisite operational or technological changes, unavailability of capital, technologies or employees, cost allocations, actual costs exceeding anticipated costs, or other factors, or the failure of such initiatives, including of new technologies, to generate anticipated GHG emissions reductions, could negatively affect our ability to achieve our GHG emissions reduction targets. In addition, future corporate initiatives, such as business acquisitions and organic growth, could negatively affect our ability to achieve our targets, as would the adoption of new technologies that are carbon enablers or do not generate the anticipated energy savings.

The achievement of our target to be carbon neutral for our operational GHG emissions starting in 2025 and of our SBTs may require that we purchase carbon credits and/or renewable energy certificates, as applicable. Should a sufficient quantity of credible credits or certificates be unavailable, should their cost of acquisition be considered too onerous, or should regulations, applicable standards, public perception or other factors limit the number of credits or certificates that we can purchase, the achievement of our GHG emission reduction targets could be negatively impacted.

A refinement in or modifications to international standards or to the methodology we use for the calculation of GHG emissions that would result in an increase in our GHG emissions could further impact our ability to achieve our targets. In addition, as it relates to our SBTs specifically, the SBTi requires the recalculation of our targets upon the occurrence of certain events, such as business acquisitions, or to conform to evolving SBTi methodology or standards. A recalculation resulting in the introduction of more ambitious targets could challenge our ability to achieve such updated targets.

The achievement of our SBTs relating to purchased goods and services could be negatively impacted should we fail to achieve the required level of engagement from our suppliers over which we have no control, despite the engagement measures that we may implement.

In addition, we have much less control over the reduction of our scope 3 GHG emissions than over our scope 1 and scope 2 GHG emissions given that we must rely on the engagement and collaboration of our suppliers and partners in reducing their own GHG emissions. Accordingly, failure to obtain our suppliers and partners’ engagement and collaboration could adversely affect our ability to meet our scope 3 GHG emissions reduction target.

DIVERSITY, EQUITY AND INCLUSION TARGETS

Failure to attract and retain a certain level of diverse talent across the organization could negatively affect our ability to meet our DEI targets and objectives. In addition, our ability to achieve such targets and objectives could also be challenged by reduced labour market availability or restricted access to a diverse talent pool.

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10 MD&A Accounting policies

10   Accounting policies

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

We have prepared our consolidated financial statements using IFRS. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. See Note 2, Significant accounting policies, in BCE’s 2021 consolidated financial statements for more information about the accounting principles we used to prepare our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND KEY JUDGMENTS

When preparing the financial statements, management makes estimates and judgments relating to:

•	reported amounts of revenues and expenses

•	reported amounts of assets and liabilities

•	disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including historical experience, current events, including but not limited to the COVID-19 pandemic, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

We consider the estimates and judgments described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that were highly uncertain at the time the estimates and judgments were made, and changes to these estimates and judgments could have a material impact on our financial statements and our segments.

Our senior management has reviewed the development and selection of the critical accounting estimates and judgments described in this section with the Audit Committee of the BCE Board.

Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Our more significant estimates and judgments are described below.

ESTIMATES

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT

AND FINITE-LIFE INTANGIBLE ASSETS

We review our estimates of the useful lives of property, plant and equipment and finite-life intangible assets on an annual basis and adjust depreciation or amortization on a prospective basis, as required.

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

The estimated useful lives of property, plant and equipment and finite-life intangible assets are determined by internal asset life studies, which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution. When factors indicate that assets’ useful lives are different from the prior assessment, we depreciate or amortize the remaining carrying value prospectively over the adjusted estimated useful lives.

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued DB pension plan and OPEB obligations. The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect post-employment benefit obligations and future net post-employment benefit plans cost.

We account for differences between actual and expected results in benefit obligations and plan performance in OCI, which are then recognized immediately in the deficit.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle post-employment benefit obligations.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

A lower discount rate and a higher life expectancy result in a higher net post-employment benefit obligation and a higher current service cost.

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SENSITIVITY ANALYSIS

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		IMPACT ON NET POST-EMPLOYMENT BENEFIT PLANS COST FOR 2021 – INCREASE/(DECREASE)		IMPACT ON POST-EMPLOYMENT BENEFIT OBLIGATIONS AT DECEMBER 31, 2021 – INCREASE/(DECREASE)

	CHANGE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION

Discount rate	0.5%	(68)	57	(1,612)	1,794

Life expectancy at age 65	1 year	32	(32)	936	(962)

REVENUE FROM CONTRACTS WITH CUSTOMERS

We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.

For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate. When impairment charges occur they are recorded in Impairment of assets.

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio CGUs.

During Q2 2021, we recognized $163 million of impairment charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2021 to December 31, 2026, using a discount rate of 8.5% and a perpetuity growth rate of (2.0%) as well as market multiple data from public companies and market transactions. After impairments, the carrying value of our group of radio CGUs was $235 million.

During the second quarter of 2020, we identified indicators of impairment for certain of our Bell Media TV services and radio markets, notably declines in advertising revenues, lower subscriber revenues and overall increases in discount rates resulting from the economic impact of the COVID-19 pandemic. Accordingly, impairment testing was required for certain groups of CGUs as well as for goodwill.

During Q2 2020, we recognized $452 million of impairment charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licences, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2020 to December 31, 2025, using discount rates of 8.0% to 9.5% and a perpetuity growth rate of (1.0%) to nil, as well as market multiple data from public companies and market transactions. After impairments, the carrying value of these CGUs was $942 million.

GOODWILL IMPAIRMENT TESTING

We perform an annual test for goodwill impairment in the fourth quarter for each of our CGUs or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

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We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is recognized in Impairment of assets in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 3, Segmented information, in BCE’s 2021 consolidated financial statements.

Any significant change in each of the estimates used could have a material impact on the calculation of the recoverable amount and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.

We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.

We believe that any reasonable possible change in the key assumptions on which the estimates of recoverable amounts of our groups of CGUs are based would not cause their carrying amounts to exceed their recoverable amounts.

During the second quarter of 2020, we identified indicators that goodwill for our Bell Media group of CGUs may be impaired as a result of the economic impact of the COVID-19 pandemic, notably declines in advertising revenues, lower subscriber revenues and increases in discount rates. Impairment testing of goodwill during 2020 for the Bell Media group of CGUs did not result in an impairment of goodwill.

There were no goodwill impairment charges in 2021 or 2020.

DEFERRED TAXES

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.

LEASES

The application of IFRS 16 requires us to make estimates that affect the measurement of right-of-use assets and liabilities, including determining the appropriate discount rate used to measure lease liabilities. Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Our incremental borrowing rate is derived from publicly available risk-free interest rates, adjusted for applicable credit spreads and lease terms. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.

CONTINGENCIES

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material adverse effect on our consolidated financial statements in the period in which the judgment or settlement occurs.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

JUDGMENTS

POST-EMPLOYMENT BENEFIT PLANS

The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of long-term, high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

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INCOME TAXES

The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

LEASES

The application of IFRS 16 requires us to make judgments that affect the measurement of right-of-use assets and liabilities. A lease contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception of the contract, we assess whether the contract contains an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset and whether we have the right to direct how and for what purpose the asset is used. In determining the lease term, we include periods covered by renewal options when we are reasonably certain to exercise those options. Similarly, we include periods covered by termination options when we are reasonably certain not to exercise those options. To assess if we are reasonably certain to exercise an option, we consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Economic incentives include the costs related to the termination of the lease, the significance of any leasehold improvements and the importance of the underlying assets to our operations.

REVENUE FROM CONTRACTS WITH CUSTOMERS

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice. We recognize product revenues from the sale of wireless handsets and devices and wireline equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met.

Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment. Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions, and prepaid contract fulfillment costs are included in contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.

CGUs

The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.

CONTINGENCIES

The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

We accrue a potential loss if we believe a loss is probable and an outflow of resources is likely and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any payment as a result of a judgment or cash settlement would be deducted from cash from operating activities. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amended accounting standards issued by the IASB have an effective date after December 31, 2021 and have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	These amendments will not have a significant impact on our financial statements.	Effective for annual reporting periods beginning on or after January 1, 2022.

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

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11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

11	Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, prescribes disclosure requirements that apply to the following specified financial measures:

•	Non-GAAP financial measures;

•	Non-GAAP ratios;

•	Total of segments measures;

•	Capital management measures; and

•	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this MD&A to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

11.1   Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are more reflective of our on-going operating results and provide readers with a better understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this MD&A to explain our results as well as reconciliations to the most comparable IFRS financial measures.

ADJUSTED NET EARNINGS

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q4 2021	Q4 2020	2021	2020

Net earnings attributable to common shareholders	625	889	2,709	2,498

Reconciling items:

Severance, acquisition and other costs	63	52	209	116

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(57)	1	(278)	51

Net equity losses (gains) on investments in associates and joint ventures	35	–	49	(43)

Net losses (gains) on investments	6	(3)	6	(3)

Early debt redemption costs	–	12	53	50

Impairment of assets	30	12	197	472

Income taxes for the above reconciling items	(9)	(21)	(48)	(185)

NCI for the above reconciling items	(1)	–	(2)	–

Net earnings from discontinued operations (net of income taxes)	–	(211)	–	(226)

Adjusted net earnings	692	731	2,895	2,730

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ADJUSTED NET INTEREST EXPENSE

The term adjusted net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see section 11.4 – Capital management measures. We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following table is a reconciliation of net interest expense to adjusted net interest expense on a consolidated basis.

	2021	2020

Net interest expense	1,063	1,087

50% of net earnings attributable to preferred shareholders	66	68

Adjusted net interest expense	1,129	1,155

AVAILABLE LIQUIDITY

The term available liquidity does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define available liquidity as cash, cash equivalents and amounts available under our securitized trade receivable program and our committed bank credit facilities.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash.

The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	DECEMBER 31, 2021	DECEMBER 31, 2020

Cash	207	224

Cash equivalents	–	–

Amounts available under our securitized trade receivables program (1)	400	400

Amounts available under our committed bank credit facilities (2)	2,789	3,151

Available liquidity	3,396	3,775

(1)

At December 31, 2021 and December 31, 2020, respectively, $400 million was available under our securitized trade receivables program, under which we borrowed $900 million and $1,050 million as at December 31, 2021 and December 31, 2020, respectively. Loans secured by trade receivables are included in Debt due within one year in our consolidated financial statements.

(2)

At December 31, 2021 and December 31, 2020, respectively, $2,789 million and $3,151 million were available under our committed bank credit facilities, given outstanding commercial paper of $561 million in U.S. dollars ($711 million in Canadian dollars) and $274 million in U.S. dollars ($349 million in Canadian dollars) as at December 31, 2021 and December 31, 2020, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

FREE CASH FLOW AND EXCESS FREE CASH FLOW

The terms free cash flow and excess free cash flow do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define excess free cash flow as free cash flow less dividends paid on common shares.

We consider free cash flow and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

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The following table is a reconciliation of cash flows from operating activities to free cash flow and excess free cash flow on a consolidated basis.

	Q4 2021	Q4 2020	2021	2020

Cash flows from operating activities	1,743	1,631	8,008	7,754

Capital expenditures	(1,459)	(1,494)	(4,837)	(4,202)

Cash dividends paid on preferred shares	(32)	(31)	(125)	(132)

Cash dividends paid by subsidiaries to NCI	(45)	(16)	(86)	(53)

Acquisition and other costs paid	29	2	35	35

Cash from discontinued operations (included in cash flows from operating activities)	–	–	–	(54)

Free cash flow	236	92	2,995	3,348

Dividends paid on common shares	(795)	(753)	(3,132)	(2,975)

Excess free cash flow	(559)	(661)	(137)	373

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	DECEMBER 31, 2021	DECEMBER 31, 2020

Long-term debt	27,048	23,906

Debt due within one year	2,625	2,417

50% of outstanding preferred shares	2,002	2,002

Cash	(207)	(224)

Cash equivalents	–	–

Net debt	31,468	28,101

11.2   Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

ADJUSTED EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 11.1 – Non-GAAP financial measures.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

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DIVIDEND PAYOUT RATIO

The term dividend payout ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. Free cash flow is a non-GAAP financial measure. For further details on free cash flow, see section 11.1 – Non-GAAP financial measures.

We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

11.3   Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

ADJUSTED EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

	Q4 2021	Q4 2020	2021	2020

Net earnings	658	932	2,892	2,699

Severance, acquisition and other costs	63	52	209	116

Depreciation	925	872	3,627	3,475

Amortization	251	233	982	929

Finance costs

Interest expense	275	274	1,082	1,110

Interest on post-employment benefit obligations	5	11	20	46

Impairment of assets	30	12	197	472

Other (income) expense	(26)	38	(160)	194

Income taxes	249	191	1,044	792

Net earnings from discontinued operations (net of income taxes)	–	(211)	–	(226)

Adjusted EBITDA	2,430	2,404	9,893	9,607

11.4   Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

ADJUSTED EBITDA TO ADJUSTED NET INTEREST EXPENSE RATIO

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see section 11.1, Non-GAAP financial measures.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

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11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

NET DEBT LEVERAGE RATIO

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 11.1, Non-GAAP financial measures. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

11.5   Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

11.6   KPIs

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION

Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

ARPU	Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.

Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit	Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

• Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

• Retail NAS subscribers are based on a line count and are represented by a unique telephone number

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12 MD&A Effectiveness of internal controls

12   Effectiveness of internal controls

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and CEO and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

As at December 31, 2021, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2021.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO, and effected by the Board, management and other personnel of BCE, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as at December 31, 2021.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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